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07024188

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Depfa Bank

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 0 8 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34794 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: dw

DAT : 6/6/07

082-34794

ARLS
12-31-06

DEPFA BANK plc **ANNUAL REPORT**



DEPFA BANK

Group Figures and Ratings

Group Figures	2006 € m	2005 € m	Change %
Earnings			
Net interest income	425	422	1%
Net fee and commission income	32	20	60%
Net trading income	140	-114	
Gains less losses from financial assets	277	480	-42%
Other operating income	-	7	
Total operating income	**874**	**815**	**7%**
Operating expenses	**-228**	**-215**	**6%**
of which personnel expenditure	-138	-132	5%
of which other administrative expenditure	-78	-72	8%
of which depreciation and amortisation	-9	-9	-
of which other expenditure	-3	-2	50%
Net operating profit before impairment losses	**646**	**600**	**8%**
Impairment losses on loans and advances	-	-3	
Profit before taxation	**646**	**597**	**8%**
Taxation	-139	-122	14%
Profit for the year – continuing operations	**507**	**475**	**7%**
Result from discontinued operations	19	-	
Group net income	**526**	**475**	**11%**
Balance sheet items	**31/12/2006**	**31/12/2005**	
Financing volume	218,927	205,418	7%
of which drawn	194,586	183,947	6%
of which undrawn	24,341	21,471	13%
Shareholders´ capital	2,777	2,304	21%
Total assets	222,945	228,630	-2%
Key ratios	**31/12/2006**	**31/12/2005**	
Cost/Income ratio	26%	26%	
Earnings per share	1.53	1.39	10%
RoE after taxes	21%	23%	

Ratings (short-term/long-term/financial strengths)

	Fitch	Moody's	S&P
DEPFA BANK plc	F1+, AA-, B	P-1, Aa3, C+	A-1+, AA-
DEPFA Deutsche Pfandbriefbank AG	F1+, AA-	P-1, Aa3, C+	A-1, A+
DEPFA ACS Bank	F1+, AA-	P-1, Aa3, C	A-1+, AA-

- The only global bank that is exclusively focused on public sector and infrastructure finance
- Has extensive experience with the specific financial, political and social requirements of the public sector
- Provides tailor-made solutions for central and regional governments, municipalities, cities and infrastructure clients
- Is a strong financial partner and independent advisor to its clients
- Operates from 18 offices throughout Europe, America and Asia
- Has a strong entrepreneurial spirit and a corporate culture that promotes diversity

Dublin **Amsterdam** **Chicago** **Copenhagen** **Frankfurt** **Hong Kong** **London** **Madrid** **Milan**



Dublin
Head office DEPFA BANK plc
Head office DEPFA ACS BANK

Frankfurt
Stock Exchange Listing
Head office DEPFA Deutsche Pfandbriefbank AG

Nicosia
Head office DEPFA Investment Bank Ltd

Global client coverage

North America (New York City)

South America (São Paulo)

Europe incl. EMEA and CIS (London/Dublin /European Offices)

Mumbai **New York** **Nicosia** **Paris** **Rome** **San Francisco** **São Paulo** **Tokyo** **Warsaw**


India (Mumbai)
Asia ex-Japan (Hong Kong)
Japan (Tokyo)

Business Principles

Clients

DEPFA BANK is a leading provider of financial services to the Public Sector worldwide. With this comes a unique responsibility towards the respective communities within which we operate. Our success depends on putting our clients' interests first.

Shareholders

We have provided superior returns to our shareholders in the past and we remain committed to continuing to do so. Excellent profitability can only be derived from the best people, the right strategy and a strong focus on our clients' needs. We believe in aligning our employees' interests with those of our shareholders through our share compensation programme.

People

Our people are the key to our success. Employees must reflect the integrity, honesty and reputation of our franchise and the diversity of the communities and cultures we serve. Given the wholesale nature of our business we strongly believe in flat hierarchies, entrepreneurial spirit and teamwork. All segments and all teams work closely together towards our common goals.

Responsibility

We are committed to support long-term economic growth and social responsibility. Therefore we promote various social projects in the interests of some of the most disadvantaged people in the world. We encourage our people to join in with these efforts. We follow a strict policy of neutrality in political matters. However, we try to avoid regions exposed to military conflicts and refrain from financing military projects in general.

Executive Committee

Reinhard Grzesik
Chief Financial Officer
until 20 April 2007

Angus Cameron
Chief Financial Officer as
of 20 April 2007

Gerhard Bruckermann
Chairman & CEO

Andrew T. Readinger
Client Product Services/
Global Markets



Paul Leatherdale
Infrastructure Finance

Matthias Mosler (seated)
Deputy CEO

Bo Heide-Ottosen
Budget Finance/
Global Markets

Rolf Hengsteler
Chief Risk Officer



Gerhard Bruckermann (Chairman & CEO)
Gerhard Bruckermann has been on the Management Board of DEPFA Group since 1991 and has acted as its spokesman since 2000. Since 2002 he has been Chairman & CEO of DEPFA BANK plc. He previously held senior positions in the Capital Market Divisions of Deutsche Bank and Westdeutsche Landesbank. The development and expansion of DEPFA's public finance activities are widely credited to Gerhard Bruckermann's initiative and vision.

Dr. Matthias Mosler (Deputy CEO)
Dr. Matthias Mosler joined DEPFA BANK plc on 1st October 2005 as member of the Executive Committee and became Deputy CEO as of 14 February 2006. Furthermore, he is responsible for Client Relationship Management. Between 2000 and 2005 Dr. Mosler worked for Merrill Lynch where he was CEO for Germany and Vice-Chairman of European Equity Capital Markets. He also worked for Goldman Sachs in New York and London as Managing Director in M&A, Corporate Finance and Equity Capital Markets. Dr. Mosler began his career at Deutsche Bank where he held positions in Debt Capital Markets and as assistant to the CEO.

Dr. Reinhard Grzesik (CFO)
Dr. Reinhard Grzesik joined DEPFA Group in 1996 serving as Head of the Corporate Planning Division until 2001. He previously worked in Group Development at Deutsche Bank. As a member of the Executive Committee, he is, as Chief Financial Officer, responsible for Accounting, Controlling and Corporate Development. In addition, Dr. Grzesik is in charge of Group Operations. He will remain with the Company until the Annual General Meeting in April 2007.

Angus Cameron (CFO)
Angus Cameron joined DEPFA BANK plc as new CFO in January 2007. He previously worked for the Bank of New York Europe where he was CFO. Furthermore, Angus Cameron held a number of senior finance roles at Scottish Widows and Barclays Bank. As a member of the Executive Committee he is, as Chief Financial Officer, responsible for all Finance, Accounting and Financial Controls.

Bo Heide-Ottosen
Bo Heide-Ottosen joined DEPFA BANK plc in October 2004 as Head of Treasury. He previously held senior management positions in Scandinavia and worked as Executive VP and CFO at Nordic Investment Bank in Helsinki. As a member of the Executive Committee Bo Heide-Ottosen is responsible for the Group's Global Treasury, Budget Finance and Global Markets.

Dr. Rolf Hengsteler
Dr. Rolf Hengsteler joined DEPFA Group in 1999 as Chief Operations Officer. Prior to this he worked for more than ten years in various front and back office functions for Citigroup based in Frankfurt. Dr. Hengsteler is a mathematician with a PhD in Business Administration. As a member of the Executive Committee and Chief Risk Officer, he is currently responsible for Risk and IT.

Paul Leatherdale

Paul Leatherdale joined DEPFA Group in September 1999 to set up the Infrastructure Finance team in Dublin with specialist local teams based in most of the Group's offices worldwide. Previously, after completing a business degree, he qualified as a Chartered Accountant and then spent 15 years at Sumitomo Bank in London specialising in Real Estate, Construction and International Project Finance. As a member of the Executive Committee, Paul Leatherdale is responsible for Infrastructure Finance.

Andrew T. Readinger

Andrew Readinger joined DEPFA BANK plc in January 2005 as a member of the Executive Committee. Prior to joining DEPFA Group, he held senior positions in Fixed Income, Public Finance and Capital Markets in both New York and London for JP Morgan and Morgan Stanley. As a member of the Executive Committee, Andrew Readinger is responsible for Client Product Services and Global Markets.

Board of Directors

Executive Members

Gerhard Bruckermann

(see page 8)

Dermot Cahillane

Dermot Cahillane joined the DEPFA Group in 1993 and was appointed Managing Director of DePfa-Bank Europe plc in 1997. Prior to joining the DEPFA Group he held senior positions for many years in various national and international divisions of Allied Irish Bank plc. Dermot Cahillane has been based in New York city as Branch Manager and General Manager US since 2005.

Dr. Reinhard Grzesik

(see page 8)

Non-Executive Members

Dr. Thomas M. Kolbeck

Dr. Thomas Kolbeck has been Vice-Chairman of DEPFA BANK's Board of Directors since 2002 and Chairman of its Risk Committee since February 2006. He was the Bank's Deputy CEO from 2002 to February 2006 and a member of the former DEPFA Group's Management Board from 1997. Prior to joining DEPFA BANK, Dr. Kolbeck held various senior management positions at Westdeutsche Landesbank. He is also Chairman of the Supervisory Board of DEPFA Deutsche Pfandbriefbank AG, Frankfurt.

Dr. Richard Brantner

Dr. Richard Brantner has been a member of DEPFA BANK's Board of Directors since 2002 and is a member of its Audit and Compensation Committees. From 1980 to 1995, Dr. Brantner was a member and spokesperson of the Management Board of Kreditanstalt für Wiederaufbau, Frankfurt. He was previously a member of the Supervisory Board and Chairman of the Audit Committee of Aareal Bank AG, Wiesbaden, and a Non-Executive Director of the European Investment Bank (EIB) in Luxemburg.

Prof. Dr. Alexander Hemmelrath

Prof. Dr. Alexander Hemmelrath has been a member of DEPFA BANK's Board of Directors since 2002 and is Chairman of its Compensation Committee. He is a certified public accountant and tax lawyer and was a founding partner of law, tax and audit firm Haarmann, Hemmelrath & Partner in 1987. In 2006 he founded the Hemmelrath Group, a Europe-wide operating tax, law and audit firm. Prof. Hemmelrath teaches reorganisation tax law at the University of Osnabrück. Amongst other functions, he is a member of the Tax Committee of the Chamber of Commerce in Munich and serves as an associate judge in the senate for CPA affairs at the Federal Supreme Court in Leipzig.

Maurice O'Connell

Maurice O'Connell has been a member of DEPFA BANK's Board of Directors since 2002 and is Chairman of its Audit Committee. He was Governor of the Central Bank of Ireland from 1994 until 2002. Prior to that, from 1962, Maurice O'Connell worked for the Irish Department of Finance. He is also a member of the Board of Directors of DEPFA ACS BANK, Dublin and a number of charitable and cultural organisations in Ireland.

Jacques Poos

Jacques Poos has been a member of DEPFA BANK's Board of Directors since 2002. He was a member of the European Parliament until 2004 and between 1984 and 1999 he held several Ministerial positions including Minister of Foreign Affairs and Minister of Economy for Luxemburg. He was previously an Executive Director of Banque Paribas S.A. (Luxemburg). Jacques Poos is also a member of the Board of Directors of BNP Paribas (Luxemburg) and a Member of the Board of Directors of Athens International Airport. In 2006 he was appointed as a member of the Council of Luxemburg's Central Bank.

Hans W. Reich

Hans Reich has been a member of DEPFA BANK's Board of Directors since 2002 and is a member of its Compensation Committee. He has been Vice-Chairman since 2005. From 1966 to 2006 he worked for Kreditanstalt für Wiederaufbau, Frankfurt, and was Chairman of its Board of Directors from 1999 until 2006. With effect from 1 January 2007, Hans Reich was appointed by Citigroup to chair their Public Sector Group for the EMEA region. He is also a member of the Supervisory Board of HUK Coburg Versicherung, Thyssen-Krupp Steel AG, Düsseldorf and is Chairman of the Supervisory Board of Aareal Bank AG, Wiesbaden.

Prof. Dr. Dr. h. c. mult. Hans Tietmeyer

Prof. Dr. Hans Tietmeyer has been a member of DEPFA BANK's Board since 2002 and is a member of its Audit Committee. From 1990 to 1999 he worked for Deutsche Bundesbank, Frankfurt, and was its President from 1993. Prior to that Prof. Tietmeyer was Secretary of State for Germany's Ministry of Finance from 1983 to 1989 and worked for the Ministry for Economy from 1962 to 1983. He is also a member of the Board of Directors of the Bank for International Settlements (BIS), Basle, and a member of the Supervisory Boards of DWS Investment GmbH, Frankfurt, Hauck & Aufhäuser Bank, Frankfurt, and of BDO Wirtschaftsprüfungsgesellschaft, Hamburg.

Prof. Frances Ruane

Prof. Frances Ruane was a member of DEPFA BANK's Board of Directors until November 2006. On 1 December 2006 she became Director of the Economic and Social Research Institute, Dublin. Her previous position was as Associate Professor in the Department of Economics in Trinity College, Dublin where she also held the posts of Director of the Policy Institute and Director of the MSc programme in Economic Policy Studies. Before joining the Board of Directors of DEPFA BANK in 2002, she was a member of the Board of Directors of DePfa-Bank Europe plc.

Looking back on 2006 - what would you see as the key achievements in DEPFA's corporate development?

GB: "In 2006 DEPFA BANK continued to develop from a start-up to a more mature, structured company while at the same time preserving its entrepreneurial spirit. We have introduced segmental reporting to the Bank with the four business lines of Budget Finance, Infrastructure Finance, Client Product Services and Global Markets and we have seen a dramatic shift from trading activities to client facing businesses."

What do you currently see as the dominating trends in public sector financing globally and how well positioned is DEPFA to react to these trends?

MM: "We see the following trends in the public sector globally: budget constraints, increasing professionalism among the state entities and increasing participation of the private sector, especially in Infrastructure Finance. We think DEPFA is well prepared to face these challenges. Our Budget Finance division is providing our clients with loan and bond financing; our Client Relationship Managers and our continuously broadening product range serve more complex client needs. Finally, we have built one of the leading franchises in Infrastructure Finance to assist private sector project sponsors and public entities alike."

During the last few years DEPFA has entered new areas of business and has been constantly developing new products - what is on the agenda in 2007?

MM: "We will continue to increase our capability to meet our clients' needs; from our regular dialogue with our clients we seek to better understand their needs, and then we can develop new products and services. Given the high demand especially in Europe and North America we will continue to broaden our infrastructure franchise."

Geographic expansion has been a key issue in the past years with Amsterdam, Milan, Mumbai and São Paulo as the latest new offices – which regions could be attractive for future local coverage?

GB: "We will further develop our client network and expand into markets where we see demand for our products and services. Since the trends in the public sector seem to have a global reach we can leverage the expertise we have built in our European franchise into other regions. In the near term we plan to deepen our coverage mainly in the US and Central/Eastern Europe."

DEPFA has a very specific corporate culture - what are its main features and how can these be maintained while growing substantially?

MM: "DEPFA BANK's corporate culture is characterized by entrepreneurial spirit, flat hierarchies and teamwork. In a bank of DEPFA's size, business volume and international structure every single employee counts so our staff have to be recruited very carefully. We are especially looking for people who have a multi-cultural background and a high level of social skills in addition to their professional expertise. The very positive results from our employee survey in August 2006 make us confident that we do offer attractive career opportunities and will be able to maintain our very specific corporate culture while growing continuously."

What does DEPFA's social engagement, e.g. with the Irish NGO Concern, mean to you?

GB: "For us as a public sector specialist institution, and also for us personally, it is very important to make a contribution to social development. In 2004 we started our cooperation with the Irish NGO Concern and are very happy with the results of this team-effort. At the moment we are supporting them on three different projects that are presented in the section "Social Responsibility" and regularly get personally involved so we have a feeling for the impact that our support makes to the people in some of the poorest countries in the world. Together with Concern we have established an exchange programme where DEPFA employees have the chance to work hands-on for a Third World project for some time. We know that these efforts are very much appreciated internally and externally and see them as a very important part of our active corporate culture."

What are your main objectives for 2007?

GB: "Generally, there is more and more focus on the public sector worldwide. DEPFA is the only pure public sector bank operating globally and very well positioned in this growing market. We will continue to put our clients' interests first, deepen our client penetration where necessary and expand our product range. By doing this well, we will be able to deliver superior returns to our shareholders, and of course, since we have provided superior returns in the past, we remain committed to doing so in the future."

What is the advantage of doing business with DEPFA?

MM: "With a public sector portfolio of more than € 180 billion and global new commitments of more than € 50 billion per annum we are one of the top players in public sector financing globally. However, unlike many others we are invested long-term in our clients' assets. We are focused and specialised. Our clients' rely on us and consider us quick to respond. They particularly appreciate when we are able to give them a range of solutions which are either innovative or have already been successfully implemented in other countries and regions."

Corporate Highlights 2006

JANUARY	Social Responsibility: support for Concern project in Mozambique
FEBRUARY	Financials: introduction of Segmental Reporting
MARCH	Long-term funding: € 2 billion Irish Covered Bond (ACS) issue
APRIL	Share: Annual General Meeting in Dublin
MAY	Share: Capital Markets Days for institutional investors in Dublin & New York
JUNE	Long-term funding: US$ 1 billion Irish Covered Bond (ACS) issue
JULY	Securitisation: € 900 million global infrastructure-loans (EPIC II CLO)
AUGUST	Financials: record quarterly result (net profit of € 140 million)
SEPTEMBER	Product diversification: build-up of Pension Advisory team
OCTOBER	Geographic expansion: opening of Amsterdam Representative Office
NOVEMBER	Internal: DEPFA workforce grows by 20% in 2006
DECEMBER	Geographic expansion: opening of São Paulo Representative Office



Julia Hoggett, Global Head of Capital Markets, Dublin

"The capital markets team had a strong year in 2006, our cost of funding improved and our global name recognition has also been enhanced. 2006 saw the beginnings of the genuine globalisation of the Covered Bond market and DEPFA has been at the forefront of that trend."

Castilla-La Mancha, Spain



José Manuel Casares:

"Castilla-La Mancha is one of the Spanish Regions that has completely understood what it means to be an international issuer. They have issued bonds in the European, U.S. and Canadian markets and it has been a true pleasure for DEPFA BANK to participate in this success."

Client: Junta de Comunidades de Castilla-La Mancha, Spain

Need: Issue of € 200 million bullet Eurobond. The Region of Castilla-La Mancha is a regular issuer in the international markets and interested in promoting the Region overseas and in broadening their investor base.

Solution: DEPFA BANK acted as Joint Bookrunner and arranged the offering circular and the roadshow in record time of four weeks. The 4-day roadshow was very successful with almost 20 accounts attending: Budapest, Dublin, Frankfurt and Paris.

People: José Manuel Casares, Managing Director, CRM Spain & Portugal
David Bazaco, Director, CRM Spain & Portugal



"The role of the public sector is changing and the private sector generally (and of course in DEPFA's particular case, the banking sector) must anticipate, understand and work to help facilitate this evolution."

In the past, the public sector in many countries was criticised as being inefficient and slow to adopt necessary change. Even when the need for reform was recognised, the ability to implement it was sometimes limited. Consequently, the sector tended to adhere to the status quo, with innovations only being adopted after a significant lag and successful experience elsewhere (e.g. in other public sector peers or the private sector).

However, the pace of reform has increased in recent years as a number of challenges have made the need to change more critical. For example, it is now generally recognised as being imperative for government to respond to these challenges by encouraging economic growth and managing public sector budgets efficiently.

Of course, the scope and nature of these developments differ from country to country, but they present similar challenges and opportunities for those many parts of the private sector that service the public sector's requirements. In the public finance sector in many countries, DEPFA is at the forefront of this important development.



Intrinsically, although not statistically, part of the public sector
Private Providers of Public Services
The Public Sector
Market Public Corporations
General Government
Private Providers of Public Services
State/Local Government
Non-Market Public Corporations
Social Security

The Role of the Public Sector

"The public sector is moving from being a provider of public services itself to being a regulator, specifying and overseeing the provision of some of these services by the private sector."

The public sector's traditional role was largely shaped by social and political traditions, and influenced by economic development and ideology. Today, the socio-economic goals for many countries (both developed and developing) are mostly driven by free-market principles resulting in more economic liberalisation, increased privatisation, and a changed role for government, which recognises that the government itself is not necessarily the most efficient builder and owner of national infrastructure or provider of public services.

Indeed some governments have deliberately decreased the direct involvement of the public sector in the national economy. However, this does not necessarily result in a less important role for the public sector: even in those countries where the delivery of traditional public services has been "outsourced" to the private sector, government still plays a very significant role as a regulator and facilitator – in fact perhaps having a greater capability to effect the efficient delivery of essential services now than it had before.

The Need for Change

"People, especially the taxpaying electorate, have increasing expectations of what they want from their national and local governments, especially in terms of improved public services and infrastructure. Budgetary constraints are often the main drivers forcing public leaders to address the need for change in order to satisfy these expectations. Political realities mean that doing nothing is no longer an option."

While socio-economic trends and political drivers have helped shape the face of the public sector, a number of increasing pressures have furthered the momentum of public sector reform. These include:

· **People's expectations:** generally a better educated and empowered population expects better, and more efficient, public services, especially in the more developed economies. Consequently public sector operators have to respond by improving the quality of service provision, and improving value for (taxpayers') money. People also expect increasing openness and transparency in how government operates.

· **Budgetary constraints:** to have sustainable public finances has always been a goal of responsible government. Following a long period in the latter half of the 20th century during which new government initiatives could be financed by a combination of historically low debt levels, strong economic growth and favourable demographics, many countries have now reached the limits of affordability. Given that the median age of the world's population will increase by 10 years to 38 by 2050, the current budget constraints will be accentuated in the future, especially due to the accompanying age related expenses, most notably public pension costs and health care expenses.

Figure 1 presents recent analysis from Standard & Poor's where they present a "do-nothing scenario" in which governments borrow to fund future budget shortfalls rather than introduce the necessary reforms. Based on the projected fiscal outcomes, a "hypothetical sovereign rating" is derived. The downward trend in rating quality illustrates the magnitude of the increasing budgetary and ageing population related pressures. Of the 32 developed (and investment grade) countries included in the analysis, 29 would be sub-investment grade by 2040 under this scenario.

Figure 1: Hypothetical long-term sovereign ratings distribution (N. B. assuming no government action)



no. of countries
32
28
24
20
16
12
8
4
0
2005
2010
2015
2020
2025
2030
2035
2040
'AAA'
'AA'
'A'
'BBB'
Speculative-grade

Source: Standard & Poor's 2006

Although the above analysis concentrates exclusively on the developed countries, the effect of demographic change can be expected to have an even greater impact in developing countries. For example, China's old-age dependency ratio is forecast to grow four-fold during the first half of this century, while the ratio will triple in Latin America.

Public Sector Response

"Increased involvement of the private sector will help overcome the challenges facing the public sector"

Although each country has its own social, economic and technological characteristics, in general there are a number of ways governments have attempted to meet the challenges outlined above. In summary, these are:

• **Use of the market and market-type mechanisms:** not only are governments using market type mechanisms to help fulfil their role, they are also explicitly using "the market", or its clearest manifestation, the private sector to provide more and more of the services which had previously been almost exclusively the domain of the public sector.

Despite the differences in the overall role of government on a country-by-country basis, the general trend has been to move away from direct intervention towards the use of policy instruments that involve the private sector in the implementation of public functions and programmes. Two of the most direct instruments used are the privatisation of hitherto government-owned industries/companies and the outsourcing of essential public services (through new competitive procurement models such as Public Private Partnerships (PPPs)).

• **Enhancing public sector performance:** the introduction of benchmarking exercises in an effort to make public sector entities more efficient and flexible, including modernising employment practices and introducing centralised structures to deal with financing. This is coupled with efforts to modernise accountability and control measures whilst becoming more transparent, accessible and consultative.

Private Provision of Public Services and Utilities

"Historically, full privatisation has been the most popular method for involving the private sector, thereby increasing efficiencies, reducing expenditure and raising revenues. Although the potential for traditional privatisations still exists in some emerging market countries, in the developed world it is likely to move into the less typical areas of social infrastructure. However, due to the nature of these services, the government is unlikely to take a complete step away from their provision."

The private sector has always interacted with the public sector, facilitating the government's ability to carry out its function of providing core public services by supplying commercial inputs and support services. However, from the 1980s onwards many developed governments have sought to fully involve the private sector in the provision of certain goods and services it had itself typically provided before, through full privatisation programmes. The aim of such programmes is to harness private sector efficiencies, reduce public budget expenditures and produce significant revenues from the sale of assets. Developing economies have been more likely to instigate the privatisation of public services under the influence of international financial institutions such as the World Bank and the IMF. Moreover, transition economies, such as those in Central and Eastern Europe, have had a natural impetus to privatise in the process of moving from centrally planned to market based economies.

These privatisation programmes were introduced into sectors with certain characteristics. Utilities such as electricity, water and gas supply are the most typical examples, because their products can be measured and priced properly. In this way, only those who avail of the particular service are charged. Other examples include the telecommunications and aviation industries.

A criticism of (full) privatisation is that it leads to a loss of control for the public sector, which can be potentially harmful when the industries and companies involved are effectively monopolies. As a result, in many countries, public authorities have introduced regulatory regimes (sometimes theoretically independent of government) to ensure certain output or service standards are achieved for the benefit of consumers, and to seek to maintain fair and open markets, including compliance with antitrust laws.

After close to three decades of privatisation experience, governments such as the U.K. with mature privatisation programmes are now left with assets that are more problematic to sell, both in terms of their regulatory and contracting requirements, and in terms of public preference for the retention of state ownership and accountability of certain "key" services such as education and healthcare.

Although there is still scope in emerging market economies for more traditional privatisations, it is likely that, in the developed countries, the private sector will get involved in the provision of a wider range of public services which have, up until now, been firmly in the public sector domain. In this regard, governments are showing increased interest in extending private sector involvement to include social infrastructure services (e.g. housing, hospitals and schools). However in some cases the provision of such services wholly by private operators can be politically and/or socially unacceptable. As a result governments are very unlikely to take a complete step away from their provision. Thus, PPPs have emerged and continue to grow as an instrument for financing and a tool for outsourcing the design, building, financing and maintenance of public sector infrastructure and services.

Public Private Partnerships (PPPs)

"Although differing widely across countries in terms of sectors and project characteristics, PPPs can offer a viable alternative to traditional procurement methods. Benefits such as optimal risk transfer (from public to private sectors), "whole-life" costing, performance-related payment mechanisms and public budget cash-flow management can be achieved."

PPPs involve some sharing of cost, risk and benefits between public and private participants, with the public sector seeking to optimise service provision in terms of both quality and value for money. PPPs are used in a wide range of social and economic infrastructure projects, but to date they have mainly been used to build and operate hospitals, schools, prisons, roads, bridges, tunnels and light-rail networks. This of course differs on a country-by-country basis, with some countries far more advanced than others in their use of PPP for infrastructure and service provision.

Furthermore, the organisation of the partnership approach can differ significantly depending on the sector and project characteristics. For example, in the areas of education and health, the private sector can be easily incorporated into the construction and facilities management of various projects whilst the public sector will usually retain control of the day-to-day educational and clinical aspects.

Moreover, by the very nature of PPP projects, ownership of existing infrastructure is only partially or temporarily passed on to the private sector. After a competitive tendering process, long-term concessions are awarded to private sector operators to maintain and operate public infrastructure assets, such as toll-roads. However, ultimately ownership will revert back to the public sector at the end of the concession term.

PPPs have proved to be attractive to both the government and the private sector. For the government, private financing is supporting increased infrastructure investment without immediately adding to government borrowing and debt. There are significant cash flow benefits to the public sector by deferring the period over which payments are made as the net present value of such payments are often less than the upfront cost, meaning current resources can be put to more productive use.

The PPP approach is also changing the mindset of the public sector to some extent. Because the costs are shared, the public sector can now abandon the often inefficient approach of minimising capital costs today and incurring higher maintenance costs in the future, by adopting the "whole-life" costing approach. The PPP approach to procurement can also discourage the practice of fully spending annual capital budgets (rather than economising) in order not to 'lose' funding from subsequent budget allocations.

The allocation of risks between the contracting parties is critical for a PPP. In the most developed contracts, the optimum distribution of risks is attained when each party assumes the responsibility for those risks that it is best able to quantify, monitor and control. For example, government may agree to take on the cost of risks associated with legislative or planning changes, whilst private sector operators will agree to bear the cost of delays or overruns in construction which are deemed to be under its control. Through closer management of these risks all parties are better able to achieve lower costs over the project's life-cycle, compared to the traditional public sector procurement model. This results in lower risk premiums, thus reducing the overall financing costs.

Also, as each country develops its PPP market, there is more scope for reducing project execution costs. For example, in the UK, standardised PFI project documents have been established for the different PPP sectors which reduce the time and expense taken to negotiate the transaction.

PPPs are not only being used as a means of moving expenditure "off-budget", however. Although it may play a role, the need for efficiency gains is often the more pertinent justification put forward by governments for this type of financing, especially as taxpayers demand better value for money. Private sector specialisation and incentives to perform (and penalties for sub-standard performance) are the main source of such efficiency gains. International economic comparisons show that in many sectors, private enterprises operate at 15% - 30% better cost efficiency than public companies in terms of total project lifecycle costs, while providing a similar or better service. One of the reasons for this is that the services are no longer provided under traditional monopolistic structures, but are geared toward competitive market conditions. This releases innovative potential from both the private and public sectors. With long-term infrastructure projects, competition among private suppliers results in cost-optimised projects over their useful life and a more efficient procurement approach.

Enhancing Public Sector Performance

"Due to the demand for efficiency gains and value for money, the public sector is increasingly required and able to deal with a greater variety of products and ideas. These may relate to the type of funding and the debt management tools employed."

The changing role of the public sector has led to increased sophistication in terms of organisational structures, financial product/service requirements and its understanding of new financing mechanisms. Although this still has much further to go and varies substantially across countries, regions and even departments, it is clear that the public sector is increasingly able to deal with a greater variety of products and ideas. With constant calls for efficiency gains and value for money, the public sector has generally moved towards the new technological and knowledge frontiers. This has involved changing management and rewards structures such that the best people are put in place in the right jobs. Increased recruitment of specialists from the private sector has also enhanced the sector's innovative capacity.

This requirement for improved performance has also influenced the type of funding sought by the public sector. As a result, public sector issuers have tried to diversify their investor base as much as possible, both through the syndication process and multi-currency issuance. They have also tended to increase the tenor of issues, thereby taking advantage of the current low interest rate environment and the increasing demand from institutional investors who either want long-dated assets to match their long-term liabilities or are required to do so by law e.g. under UK pension regulation.

The public sector is also increasingly adopting prudent debt management tools in order to protect against adverse interest rate cycles and inflation in order to achieve an optimal debt profile. Therefore, techniques such as derivatives, inflation-linked issuance and debt restructuring have become more popular.

There has also been an increasing trend towards decentralisation of government in some countries (for example in Spain and Italy), thereby providing more autonomy at local level. This is based on the premise that local authorities have a better understanding of local needs. By giving local government greater power over its expenditure (and potentially also revenues), and thus making them more accountable for their financing arrangements, they should become more efficient and adopt a more prudent budgetary policy.

Conversely, we are also seeing the establishment of funding agencies which, by providing funding for a multitude of local authorities, counties and municipalities, enables them to achieve more competitive terms in the capital markets due to a larger critical mass. One of the best examples of such an agency is Kommuninvest in Sweden, which the European Bank for Reconstruction and Development are now using as a possible prototype for similar agencies in emerging Europe. Given the trend towards de-centralisation in many countries, this type of agency is likely to become more common.

Challenges and Opportunities

"Just as the public sector has been forced to change its role, from service provider to regulator, so too will the banking sector have to change its role from lender to partner, continuing to advise and provide solutions for the public sector by leveraging-off past experience and current expertise. Therefore faced with increasingly sophisticated demands, the challenge for the banking sector is to anticipate and meet these specialised needs."

In the near term we expect that opportunities for the banking sector will centre around continuing to provide off-budget solutions to an increasingly sophisticated public sector as well as helping the public sector in its transition by leveraging off past experience.

Looking further ahead, this changing role of the public sector will undoubtedly create challenges and opportunities for the banking sector. As a major driver for change has been both current and future public sector budget constraints, much activity will continue to focus on providing off-balance sheet (debt management) solutions. Also, given that much of the privatisation within the most common sectors has already taken place in the developed world, private provision of public utilities and services are likely to spread to less traditional candidates for private provision such as health and education. These areas require more complex and hybrid solutions than typically found at present.

Opportunities for banks like DEPFA to advise the public sector (e.g. on the relative merits of the various alternative structures to engage with the private sector in delivering new public infrastructure) arise from our ability to utilise our broad international experience of a wide-range of PPP and other limited-recourse or off-budget financing structures, to identify optimal strategies given a client's particular circumstances. In this way, experienced banks can work in partnership with the public sector, offering advice and potentially also arranging finance based on this experience.

Because the public sector has improved its capability to deal with more complex transactions, the range of possible products and solutions has increased significantly and can be expected to continue to do so. The challenge for the private sector is to anticipate and meet these specialised demands. Private sector operators can therefore benefit greatly by drawing up specific solutions for public sector clients which meet their needs more closely. This may occur as governments try to monetise both current and future assets to raise revenue and increase efficiency. Examples include sale and leaseback arrangements as well as securitisations and setting up special purpose companies which raise debt against future revenues such as toll-road revenues.

Regulatory developments continue to cause both challenges and opportunities for the banking sector. Whilst pension fund requirements have influenced the type, and more specifically the tenor, of government borrowing, the new Basle II regulations are also likely to influence the services which public sector clients will demand in the future. As the credit rating of potential borrowers will become more critical in determining their risk weighting under Basle II (and hence influence the pricing levels they can achieve), the need for credit enhancement is also likely to increase as it could potentially make a significant difference to the cost of funding.

In summary, just as the public sector has been forced to change its role from service provider to regulator, so the banking sector will have to change its role from being a mere lender to more of a long-term partner, continuing to advise and provide solutions for a sector with increasingly sophisticated demands. The challenge for the banking sector is to anticipate and meet these specialised demands. DEPFA's leading position in public sector finance means it is ideally positioned to understand what the public sector requires, and to play an integral role in delivering the sophisticated products of whatever nature to assist the public sector client base to meet the challenges of the 21st century.

Written by:
Joe Cullen (DEPFA Economist) and
David Clancy (DEPFA Research)

Conor Kelly:

"The loan is AAA rated as it is backed by a monoline insurer, and gives the client a more competitive all-in cost of debt than currently available with traditional bank financing but without having to sacrifice any of the flexibility in structuring."



Client: Bilfinger Berger BOT GmbH

Need: Reduce traffic congestion in the Greater Vancouver region, Canada

Solution: DEPFA BANK acted as Mandated Lead Arranger for a PPP (Public Private Partnership) to construct and operate a six lane bridge over the Fraser River for CAD 1.1 billion under a 32 year (post construction) availability payment based concession contract granted by the Greater Vancouver Transport Authority.

People: Conor Kelly, Managing Director, Head of Infrastructure Finance, The Americas
Ruth McMorrow, Managing Director, Infrastructure Finance, The Americas

Awards:
- "North American PPP Deal of the Year" from Project Finance magazine, 2006
- "Gold Award for Project Financing" from the Canadian Council for PPP, 2006
- "North American Deal of the Year" from Project Finance International magazine, 2006

Golden Ears Bridge, Canada



In 2006 DEPFA BANK continued with the expansion of its public finance operation to achieve critical mass in areas that will ensure the company's future profit growth. Investments in new areas of advisory and financial products have been driven by growing demand among our core clients as well as the general public sector market to provide more complex solutions to current and looming budgetary constraints. One of the key challenges facing the public sector worldwide is how to finance increased age-related spending due to ageing populations, and at the same time continue providing quality public services and infrastructure to satisfy the demands of their electorates. DEPFA is an institution that understood long ago that public finance was a client-driven business in its own right, on a par with corporate or private client businesses, and therefore is keenly aware of what needs to be done to maintain its leading edge in this client market.

Product diversification can be traced back to the late 1990s when the Bank branched out into Infrastructure Financing. Investments in this area were geared to achieving a good return in the long term, given the patience required to build up a market presence that would lead to more lucrative lead mandates in arranging financing. This commitment was eventually rewarded with a breakthrough in the results in this segment in 2006. Just as infrastructure finance was a logical extension of public finance, the Bank has stepped up investment activity since 2005 in areas that are likely to add value to the client business. New business lines in advisory and derivatives solutions complement the Bank's strong debt raising capability, and these are incorporated in the Client Product Services (CPS) segment.

The introduction of segment reporting for the 2005 full year results also highlights the different characteristics in DEPFA's client businesses between more mature and younger, fast growth sectors. Furthermore, the segment breakdown also ensures a clearer demarcation between these client facing areas and trading activities. When DEPFA became a specialist bank for public sector finance after the demerger of the property business in 2002 the case for breaking the public sector business into smaller parts was not obvious, especially given the fairly limited product range and predominance of debt financing. However the strong development of the Infrastructure Finance and CPS segments has given these areas a sufficient critical mass within the segment framework to fully justify their separate segment status. These segments combined with the core Budget Finance segment demonstrate the growing diversity of earnings that can be generated from the public sector base.

Budget Finance

Introduction

This segment provides the core of the Bank's earnings with income generated from DEPFA's micro-hedged public sector portfolio. Europe is still very much DEPFA's main geographic market, however commitments are increasingly distributed more evenly across a swathe of European debt markets, including the new EU member states as well as the mature markets. Outside Europe the fastest growing market is the United States. The focus on origination of very liquid, sovereign and sub-sovereign assets is well suited to the proactive management of the portfolio where new assets can be added and gains realised from existing assets to augment revenues and optimise our lending portfolio. This therefore provides an additional source of income to the interest income earned from keeping assets on the books.

Main achievements

In 2006 the United States has for the first time ever overtaken Germany as DEPFA BANK's top market in terms of the overall budget financing volume. Over half the US business is comprised of so-called credit and liquidity support facilities – a product that is unique to the US, which is tied to tax exempt municipal bond issues to give additional protection to investors. Overall, the gains from portfolio rebalancing and optimisation remained strong since demand for high quality assets has created opportunities to sell low margin assets. These were replaced with new


Budget Finance
Hedged bond and loan financing
Portfolio optimisation
Credit and liquidity support
Funding
Infrastructure Finance
Infrastructure Financing
Advisory Services
Client Product Services
Structured Solutions
Advisory Services
Global Markets
Trading
Corporate Centre
Overhead costs
Excess capital
Consolidation items

business that generated higher net interest margins. In 2006 DEPFA saw an improvement in the cost and tenor of its long term funding.

Funding

DEPFA has a well diversified funding platform comprising a broad range of long-term and medium-to-short-term instruments. On average 75% of DEPFA's balance sheet is funded by Covered Bonds, medium-term senior unsecured debt and securities repurchase financing (Repo). The highly collateralised nature of DEPFA's funding means the institution is firmly anchored on both sides of its balance sheet in the public sector debt market, giving it a rock solid credit profile among investors. In essence DEPFA is able to achieve funding cost levels that are far lower than would normally be expected from its own AA- credit rating. Therefore DEPFA's trading levels for its Covered Bonds in the financial markets are more akin to that of certain Agency issuers, which have a similarly strong business remit in the public sector sphere.

Capital Markets

The Capital Markets desk encompasses the Bank's long-term funding activities in the fixed income markets. The Capital Markets team manages these requirements using available funding instruments which include secured and unsecured bonds in the public and private placement markets as well as loan arrangements (e.g. Registered ACS, Öffentliche Namenspfandbriefe and Schuldscheindarlehen). The coordination and execution of hybrid capital issuance also falls under the remit of the Capital Markets team.

DEPFA enjoys a leading position in the Covered Bond market through its AAA-rated Benchmark Covered Bonds, Asset Covered Securities (ACS) and Pfandbriefe, which are simultaneously the Group's principal sources of long-term funding. These highly liquid instruments are collateralised by high quality, widely diversified public sector assets and trade on a variety of electronic platforms including EuroMTS, EuroCredit MTS, Tradeweb and EurexBonds.

As a regular issuer of Benchmarks, DEPFA enjoys high visibility in the international capital markets. The Group has a yearly updated commitment under its funding programme to issue at least two Benchmark transactions a year, one of which is to be US$ denominated.

In 2006 DEPFA executed three Benchmarks, a US$ 1 billion 5-year issue in June, to strengthen its commitment to an existing US$ curve, and two € Benchmarks: a € 2 billion 5-year issue in March and a € 2 billion 10-year issue in November, to support the liquidity of DEPFA's Benchmarks in the € Covered Bond market. DEPFA's US$ Benchmarks are largely placed outside Europe (on average 70% non-European placement), reflecting the strength of DEPFA's global name recognition. As the USA is one of the fastest growing areas for our asset growth, DEPFA is committed to further expanding its US$ funding base with other capital markets products in 2007.

The attraction of the ACS Benchmark for investors is the high quality and liquidity of the issues and the positive spread to sovereign and agency debt. Furthermore, the secondary market performance of DEPFA's Covered Bonds has been very positive for bondholders in 2006. The ACS and Pfandbrief legislations benefit from an increasingly global recognition and a position at the forefront of the Covered Bond market. In addition, ACS Benchmarks profit from a strong scarcity value due in part to DEPFA's reduced funding needs and the fact that issuance of public sector Covered Bonds in the market is significantly less than previous years. In this environment the performance of the DEPFA ACS curve and the ACS market in general, has been very marked in 2006, bringing new issue costs for ACS issuance even more in line with that of the Pfandbriefbank than previous years. ACS has further cemented its position alongside Pfandbriefe at the forefront of the Covered Bond market in terms of quality in a market which increasingly differentiates between classes of Covered Bond legislations and issuers. Currently the total volume of DEPFA ACS Benchmarks outstanding is in excess of € 27 billion.

DEPFA is also an active issuer of EMTNs, both secured and unsecured in a wide variety of structures, currencies and maturities either as private placements or as a public transaction. 2006 also saw the successful further development of funding programmes in non-core currencies, thereby enhancing the duration and liquidity position of the Group, lowering the cost of funding and achieving even broader investor diversification.

In 2006 DEPFA raised € 13.8 billion of long-term funding at deeper sub-Euribor levels and longer tenors than were achieved in 2005. All three entities, DEPFA BANK plc, DEPFA ACS BANK and DEPFA Deutsche Pfandbriefbank AG contributed to this target. For 2007 a similar funding target has been set, with € 10 billion of ACS funding, € 2 billion of unsecured funding via DEPFA BANK plc and € 2 billion of secured issuance out of DEPFA Deutsche Pfandbriefbank AG which ensures that DEPFA maintains its important position in the Pfandbrief market.

Money Markets
A single Money Market platform with desks located in Dublin, Frankfurt, New York and Tokyo performs a pivotal role in the Group's funding strategy. The Money Market desk manages and sources all of the Bank's funding requirements out to two years. The desk sources liquidity from a diverse range of counterparties and geographies offering investors a range of highly liquid liability products and programs.

DEPFA continues to be a pre-eminent issuer in the short-term paper market, due to our excellent short-term ratings, consistent pricing levels and a willingness to support our paper by providing investors with competitive buy-back prices. In 2006 DEPFA continued to diversify its range of short-term funding instruments by launching an SEK commercial paper program. The Bank has continued to place the emphasis on developing its domestic funding bases in order to keep in step with the Group's continued diversification of its balance sheet.

Another important source of short-term liquidity is derived from our Repo operation which is closely tied to our asset origination activities of liquid sovereign and sub-sovereign debt. Within the DEPFA Group worldwide, there is a current stock of securities available for secured borrowing (in the Repo markets) in excess of € 30 billion. Therefore this reflects the importance that DEPFA attaches to maintaining strong liquidity reserves combined with a highly liquid balance sheet.

Continued diversification of our short-term funding base has resulted in a very cost effective funding. Our average 2006 funding spread remained stable at Euribor -6bps.

Results
Net interest income, generated through DEPFA's stable, long-term asset and liability base, amounted to € 356 million, a 15% increase year-on-year. Non-interest revenues, generated through fees from US Liquidity Facilities, other activities and the management of the Budget Finance asset portfolio, more than doubled to € 283 million. New business in the mature markets, most notably in the USA and Italy was particularly strong. The U.S. now contributes 18% of the overall budget financing volume whilst also enhancing the credit quality of the Budget Finance portfolio. DEPFA's funding activities remained strong, meeting and exceeding the Bank's targets for its long- and short-term funding mix and enhancing/reducing the overall cost of funding in 2006. Profit before taxes in this segment totalled € 555 million in 2006.

Outlook
Following a successful year in terms of asset origination and funding in 2006 the Bank is looking to build on this strong platform in 2007. The origination activities have resulted in good cross-selling opportunities, as reflected in the growth of the CPS franchise and it is anticipated that this will continue into 2007. There will be a continued focus on adding further diversification into our asset base whilst maintaining a high credit rating for the overall book.

Budget Finance	**2006 € m**	**2005 € m**	**Variance € m**	**Variance %**
Net interest income	356	309	47	15%
Non interest revenues	283	132	151	114%
Total operating income	**639**	**441**	**198**	**45%**
Operating expenses	**-84**	**-85**	**1**	**-1%**
Profit before taxation	**555**	**356**	**199**	**56%**
Balance sheet:				
Financing volume (on balance sheet)	**167,438**	**165,575**	**1,863**	**1%**
Financing volume (off balance sheet)	**21,885**	**20,459**	**1,426**	**7%**
Average equity	**1,363**	**1,129**	**234**	**21%**
Ratios:				
Cost/Income ratio	**13%**	**19%**		
RoE (pre tax)	**41%**	**32%**		

Our powerful distribution capability is an important factor in new business acquisition. DEPFA has an investor franchise that includes excellent links to central banks, which can be leveraged both on the asset and liability side. Overall, the fundamental role that Budget Finance plays in the DEPFA business model will be maintained in 2007.

Infrastructure Finance

Introduction

DEPFA's role as a leading player in the international infrastructure finance market was further enhanced during the year. A substantial increase in revenues and financing commitments reflected both successful closing of a number of significant PPP (Public Private Partnership) and PFI (Project Finance Initiative) loan transactions (some of which had been in progress in previous years), and a new focus on providing long-term funding to UK utility companies providing essential services to the public such as water, electricity and gas. In addition to the growth in loan margin and commitment fee income from the arranging and provision of direct funding, 2006 also saw significant advisory fee and derivatives income (booked in the CPS segment).

Headcount in this specialist area was increased and the Infrastructure Finance Unit (IFU) now numbers 53 (with 20 based in Dublin and 12 in New York – reflecting the growing opportunities in the North American infrastructure finance market in which DEPFA is one of the market leaders). It is likely that this trend will continue in 2007 with a measured increase in numbers in most locations. In addition to business development personnel, additional hires have also been made in the loan portfolio management and administration support functions in Dublin, to ensure that the growth of the asset portfolio continues to be properly monitored and managed.

Main achievements

The IFU completed 63 infrastructure and PPP transactions during the year (2005: 21) across a wide range of sectors and countries, significant among which were the following:

Golden Crossing Finance – in March our New York team jointly arranged and underwrote the CAD 1.1 billion (approx. € 743 million) financing for the construction and operation of the new "Golden Ears" road bridge spanning the Fraser River in Vancouver, Canada under a 32 year concession awarded to Bilfinger Berger BOT (a major German construction company) by the Greater Vancouver Transportation Authority. One of several innovative features is that this is the first AAA monoline-wrapped bank loan completed in North America.

Transurban 895 Inc – in June the New York team also completed the US$ 408 million (approx. € 321 million) acquisition financing of the Pocahontas Parkway (a toll road/bridge near Richmond, Virginia, USA). DEPFA was instrumental in bringing the transaction to fruition and acted as Financial Adviser to Transurban (a major Australian toll-road operator and developer) and Mandated Lead Arranger of the debt finance. The Parkway is an operating toll-road which was originally financed by revenue bonds secured on toll income. However, due to lower than expected traffic volumes, the lower revenues resulted in the bonds being downgraded. By buying the road, optimising the tolling and maintenance regime and restructuring the financing on to a longer term basis, the private sector demonstrated its ability to solve a problem for the public sector (the Virginia Department of Transportation).

Bradford Building Schools for the Future Programme – in December the UK team (which is based in Dublin) arranged Phase One of a £ 400 million PPP investment programme. This scheme is a pathfinder for the UK's Building Schools for the Future ("BSF") programme. The general BSF programme aims to re-build or renew every secondary school in England and Wales through a £ 2.2 billion per annum investment programme over the next 10 to 15 years. Phase One of the Bradford pathfinder scheme covers the rebuilding of 3 secondary schools as a PPP. Phase Two will involve 3 more schools and the creation of six new special needs schools. This project is essential to the success of the UK Government's BSF Programme. The solutions developed and time spent to conclude negotiations on this project, should introduce significant efficiencies for future projects under the general BSF programme. DEPFA, as Mandated Lead Arranger of this financing played an important part in the successful closing of this high profile project.

Loan portfolio

A significant proportion of the asset volume increase during the year (approx. 66%) was credit enhanced by monoline insurers (generally rated AAA), and although the returns on this type of business are naturally below those for lower-rated PPP loans, the allocated regulatory capital under Basel II will be lower, thereby generating a very attractive return on risk-weighted assets (RoRA) from that time onwards.

Securitisation: EPIC II CLO

An important component of our infrastructure finance business model is a variation of the Group's traditional use of "on-balance sheet securitisation" based on the Group's ability to intermediate between the public sector's funding requirements on one hand, and the institutional investor appetite for good quality assets on the other (through Pfandbrief or ACS issuance for pools of public sector assets).

In July we successfully closed our second "EPIC" CLO (Collateralised Loan Obligation) of PPP loans which applies these same basic principles to the infrastructure asset class. This € 900 million nominal synthetic transaction was relatively complex and the underlying pool comprised 28 loans from 11 countries in 7 currencies. The successful placement of "EPIC II" at attractive pricing levels, demonstrated both the growing investor appetite for the PPP asset class, and investor confidence in the quality of the underlying portfolio assets and DEPFA's credit management skills. Through having established an effective securitisation model, we are able to efficiently manage the amount of regulatory capital allocated to this segment, and thereby remain active in mature PPP markets (such as UK PFI) where there is continuing to be strong competitive downwards pressure on loan margins.

Results

The segment shows a substantial increase in revenues to € 55 million (2005: € 25 million) and financing commitments to € 8.2 billion at the year-end (2005: € 3 billion). Despite the substantial growth in funding commitments during the year, the quality of the portfolio remains good with no impairment provisions in 2006. Profit before taxes in this segment totalled € 36 million in 2006.

Infrastructure Finance	**2006 € m**	**2005 € m**	**Variance € m**	**Variance %**
Net interest income	39	20	19	95%
Non interest revenues	16	5	11	220%
Total operating income	**55**	**25**	**30**	**120%**
Operating expenses	**-19**	**-14**	**-5**	**36%**
Loan loss provisions	-	-3	3	-100%
Profit before taxation	**36**	**8**	**28**	**350%**
Balance sheet:				
Financing volume (on balance sheet)	**5,741**	**1,879**	**3,862**	**205%**
Financing volume (off balance sheet)	**2,456**	**1,014**	**1,442**	**142%**
Average equity	**242**	**115**	**127**	**110%**
Ratios:				
Cost/Income ratio	**35%**	**56%**		
RoE (pre tax)	**15%**	**7%**		

Outlook
The global requirement for infrastructure financing and development continues to grow strongly. We have positioned ourselves in all the major markets with strong, locally based teams (supported by other teams such as Dublin and London as necessary) who can originate and transact advisory and lending opportunities for private sector clients bidding for infrastructure/PPP concessions, and to a growing extent, the acquisition of essential infrastructure assets in the privatisation process (wholly or partly). Privatisation allows public sector owners to "monetise" the present values of future revenue streams and thereby generate an important alternative source of public funding.

In addition to our existing capability to provide the complete range of infrastructure project finance products and services, we have recently established a Structured Export Finance team which will assist public sector clients in developing countries to access competitive long-term financing for the procurement of capital plant and machinery (such as railway rolling stock, gas and water pipelines and power generation equipment) from international suppliers. The financing of such assets is largely secured by credit insurance from highly-rated sovereign-backed Export Credit Agencies (ECA's) to mitigate the political and commercial risks inherent in such markets.

We are also expanding our capability to not only advise and arrange the senior debt financing components for infrastructure projects, but also to arrange, and to a measured extent; provide the equity and mezzanine components as well, in conjunction with other long-term institutional investors.

In developing the infrastructure finance business over the coming year, we will continue to monitor the portfolio credit risk carefully, and increase the value added from new business activity by realising synergies with other products offered by the Bank (such as derivatives), and of course continue to leverage off the close relationships the Bank has established with leading players in the infrastructure sector from both public and private sectors throughout the world.

Client Product Services (CPS)

Introduction
The CPS segment encompasses products and structured transactions that provide added value to clients, e.g. derivatives products, securitisation and advisory services.

Main achievements
In its first full year this segment grew strongly reflecting the Bank's investment drive into new product areas. The main driver of growth has been from the client derivatives business. Other product areas that are at an earlier stage of development also started to make a contribution to the segment results: the scaling up of the securitisation unit, the continued ramp up of GIC (Guaranteed Investment Contracts) volume, and the launch of a Pension Advisory unit will ensure momentum is maintained from a broader cross section of activities.

Client Derivatives and Structuring
The client derivatives business has filled an obvious gap in the overall debt financing package provided by DEPFA to clients; therefore the attainment of a certain critical size has made it easier to capture a meaningful slice of the internal deal flow from DEPFA's powerful financing operation. In 2006 activity developed quickly from a start-up position as specialist staff were added to swaps teams in different regional locations. DEPFA provided interest rate and inflation swap arrangements for 150 different clients that were located in 23 different countries producing flows exceeding € 10 billion. These clients were mainly located in Western Europe, and also in the US, Central Europe and Asia. The sales force has significantly increased its complement of staff in the European offices and this has corresponded to

increases in staff on our trading desks in London and Dublin. We have developed numerous synergies with the Infrastructure Finance Unit (IFU) group in the US and Europe, structuring interest rate swaps for IFU clients such as Indiana Toll Road, Pocahontas Parkway and ICON Parking. The relationships with IFU clients accounted for a third of our revenues.

In the first half of the year continued consistency in the public sector derivative business provided a steady flow of transactions. While the seasonality of Budget Finance business resulted in muted client flow in the third quarter, this was followed by a strong fourth quarter which showed a good mix of revenues from both Budget Finance and Infrastructure Finance activities. Interestingly, the profit of transactions was not dominated by one or two big trades but by diverse flows from Italy, France, Switzerland, the Nordic region and the UK IFU.

Noteworthy is the contribution of the restructuring business and stand-alone derivatives which provided Euro equivalent notional of € 1.5 billion and € 4.2 billion respectively.

In the United States the CPS team is building its reputation as a professional, commercial, and trustworthy partner with Financial Advisors and regional investment banks. The team executed several negotiated derivatives transactions with municipal issuers, as well as percentage of LIBOR, BMA and CMS trades. One of the highlight transactions was a US$ 300 million interest rate swap with the Commonwealth of Puerto Rico.

Securitisation

DEPFA has continued to consolidate its presence in the securitisation arena. The focus on this area now allows DEPFA to offer this structuring expertise as a core product in its offering to public sector clients as well as generating stable fee income. The team structured over € 4.3 billion in cash securitisations in 2006. Whilst the traditional focus has been in Southern Europe, with Italy representing the lion's share of the business and the Iberian peninsula complementing with smaller deals, it has made strides in other jurisdictions.

The healthcare receivables sector in Italy remained the driving force in deal volume throughout 2006. DEPFA has played an important role in this market segment both executing securitisations and arranging asset monetisation deals for leading Italian regions. Of note is DEPFA's Lead Arranger role for the € 650 million Green Finance transaction and its similar role in the monetisation of a € 715 million healthcare receivables portfolio for the Piemonte region. This asset class will play a less important role in future years due to the negative consequences of changes in Italian legislation.

The team has also successfully diversified into Northern Europe and new asset classes. Notable deals in 2006 included the structuring of a securitisation of state guaranteed mortgages in the Netherlands and two innovative public sector receivables securitisations in Portugal and Spain.

Guaranteed Investment Contracts (GIC)

2006 was the first full year for the Bank's GIC activities. This product is unique to the US market and is a way for municipal issuers to invest proceeds from bond issues with a GIC provider like DEPFA and much like a flexible deposit they can draw down funds according to their needs. For DEPFA this is an attractive additional source of funding. The contribution of this new stream of business was impressive with the desk winning almost US$ 3.5 billion in new funds, introducing over 50 new municipal clients to the Bank and delivering substantial savings to the Bank's cost of funding. In the closing quarter of 2006, our continued commitment to servicing client requirements was translated into a substantial increase in number of bids won.

Pension Advisory

In 2006 DEPFA established a Pension Advisory Group in Amsterdam. The location was chosen to tap the large pool of knowledge that exists in The Netherlands as a consequence of the developed pension market and the dedicated academic and commercial research that accompanies such an industry. This team can advise clients on the impact of policy choices, on the funding costs and affordability of pension and other social benefits. In addition it can provides alternatives in the area of structuring, financing and investing reserves for clients. The planning and analysis are based on robust state of the art quantitative models which are used as a starting point for determining a long-term financial plan for the sustainability of social benefits.

Results

The main driver of non-interest revenues are interest rate swaps for clients with the great majority of transactions connected with the Bank's financing activities (in Infrastructure and Budget Finance). In addition to a number of first time CPS clients for DEPFA, there is already an important element of repeat business with a rising proportion of transactions arranged with the same public sector clients. Revenue streams from newly started businesses will help to sustain this segment's earnings growth in the future. Profit before taxes in this segment totalled € 37 million in 2006.

Outlook

In 2007 we expect continued growth in tailored products and structured transactions that provide value-added services for our public sector clients. We will continue to broaden and diversify our product range. During 2007, DEPFA will continue to build a securitisation/asset monetisation franchise. Implicit to this is the broadening of the asset class base, where we anticipate focus on regulated sector assets (e.g. electricity tariffs), and a more diverse country distribution with the Iberian peninsula and Eastern Europe as likely areas of expansion. With the growth in structured credit derivatives worldwide, the team has set up a book to actively manage and off-lay in cash and other synthetic positions. This desk was established in 2006 and it expects significant income to accrue from this business in 2007.

In Securitisation, we have a growing pipeline of originated deals which will help a great deal to increase the financial results during 2007. In the GIC business we head into 2007 confident that adept pricing, the heightened client awareness of our capabilities, the reaffirmation of our Moody's rating, and the roll out of our AAA wrapped GIC programme

Client Product Services	**2006 € m**	**2005 € m**	**Variance € m**	**Variance %**
Net interest income	2	1	1	100%
Non interest revenues	59	21	38	181%
Total operating income	**61**	**22**	**39**	**177%**
Operating expenses	**-24**	**-16**	**-8**	**50%**
Profit before taxation	**37**	**6**	**31**	**517%**
Balance sheet:				
Financing volume (on balance sheet)	**2,372**	**5**	**2,367**	
Financing volume (off balance sheet)	**-**	**-**	**-**	
Average equity	**46**	**25**	**21**	**84%**
Ratios:				
Cost/Income ratio	**39%**	**n/a**		
RoE (pre tax)	**80%**	**n/a**		

will allow us to significantly grow our book and profits. In Pension Advisory we will focus on building client relationships and winning new clients.

Global Markets

Introduction

Global Markets incorporates the Group's trading activities in the public sector debt markets. There have traditionally been two facets to these activities: on the one hand proprietary interest rate positioning of our own public sector assets on the balance sheet, and on the other, active trading of traditional debt instruments. Due to the flattening yield curve and rising short-term rates the emphasis in 2006 shifted away from large interest rate positions towards more diversified trading activities (e.g. public sector related credit trading both in emerging and mature markets).

Main achievements

In 2006 the BMA (Bond Market Association) swap desk, which only commenced operations in late 2005 was one of the top performing trading areas in 2006. BMA is the tax exempt equivalent of LIBOR in the US Municipal swap market. A Tender Option Bond Program (TOB) launched in late 2006 provides an additional profitable route into the huge tax-exempt Munibond market. Under this programme a Municipal Trust is established to invest in U.S. tax-exempt municipal debt, which is financed by the issuance of short-term, highly-rated floating-rate tax-exempt securities. DEPFA hedges the fixed-floating interest rate risk in the swap market by paying fixed and receiving either BMA or LIBOR. Income from the trusts' investments in these medium to long-term fixed-rate tax-exempt securities will be used to first pay a coupon to the investors in the short-term floaters and residual income will be earned by DEPFA as the equity investor in the trust.

Results

The contribution from the Global Markets segment has as expected declined as a proportion of total earnings due to the flattening yield curve and rising short-term rates. Earnings have therefore shifted away from large interest rate positions towards more diversified trading activities. The favourable interest rate environment in past years helped fuel the high growth rates of the Bank and as a consequence DEPFA is now in a much healthier equity position. Going forward the contribution from this segment will be derived from a more balanced set of trading desks. This is expected to lead to a more stable

Global Markets	**2006 € m**	**2005 € m**	**Variance € m**	**Variance %**
Net interest income	59	102	-43	-42%
Non interest revenues	85	244	-159	-65%
Total operating income	**144**	**346**	**-202**	**-58%**
Operating expenses	**-22**	**-34**	**12**	**-35%**
Profit before taxation	**122**	**312**	**-190**	**-61%**
Balance sheet:				
Financing volume (on balance sheet)	**14,445**	**11,116**	**3,329**	**30%**
Financing volume (off balance sheet)	**-**	**-**	**-**	**-**
Average equity	**688**	**512**	**176**	**34%**
Ratios:				
Cost/Income ratio	**15%**	**10%**		
RoE (pre tax)	**18%**	**61%**		

earnings stream for the Bank. Profit before taxes in this segment totalled € 122 million in 2006.

Outlook
2007 will see a shift to more diversified trading platforms and new products will ensure greater consistency in the overall trading performance.

Corporate Centre

The Corporate Centre consists of various cost and revenue items that due to their special character do not fit into any particular business segment or can be seen as supporting the entire organisation as a whole rather than individual segments. For example, support-related costs cover Group functions like Group Accounting and Reporting, Corporate Communications, Internal Audit and Compliance among others. Items of special character include charitable donations and sponsorships, such as DEPFA's on-going relationship as corporate sponsor to Concern. The segment includes residual property assets which are plainly a non-core activity since DEPFA decided to focus exclusively on public finance in 2002. The higher negative net interest income result partly reflects the fact that the Bank reduced the property assets on its books during 2006. Otherwise this line has a clear bias towards interest expenditure relating to subordinated debt (lower Tier II and profit participation certificates) which is charged in its entirety to the Corporate Centre. Non-interest revenues showed a positive result, mainly due to valuation effects of derivatives that do not qualify for hedge accounting according to IAS39 and therefore must be treated as a trading item in the consolidated profit and loss statement. Though there was some volatility in the interim quarterly results in 2006 due to these valuation effects the overall net impact over the longer term was negligible. The loss before taxes in this segment totalled -€ 104 million in 2006.

Corporate Centre	2006 € m	2005 € m	Variance € m	Variance %
Net interest income	-31	-10	-21	210%
Non interest revenues	6	-9	15	
Total operating income	**-25**	**-19**	**-6**	**32%**
Operating expenses	**-79**	**-66**	**-13**	**20%**
Profit before taxation	**-104**	**-85**	**-19**	**22%**
Balance sheet:				
Financing volume (on balance sheet)	**4,590**	**5,371**	**-781**	**-15%**
Financing volume (off balance sheet)	**-**	**-**	**-**	
Average equity	**201**	**309**	**-108**	**-35%**



Europe

Benelux countries
In the Benelux countries, sustained marketing efforts and a focus on key clients enabled us to further raise the profile of the Bank and to both strengthen existing relationships and gain new clients. In both Belgium and the Netherlands we provide long-term lending and interest rate hedging products. DEPFA is a well recognised market player in Infrastructure Finance also in this region and our team is supporting consortia on many of the larger projects tendered. Both markets have proven in the recent past to be very competitive.

Czech and Slovak Republics
This year we were successful in assuring our role to finance the capital needs in local and foreign currencies of both republics and their related entities. In the future, we will also concentrate on strengthening relationships at the regional and municipal levels.

France
The French public finance market remains highly competitive with many banks competing for a share of public sector business. Additional pressure on margins is coming from new market entrants who are attracted by the market sophistication and appetite with regard to structured loans and swaps. However, despite these negative trends DEPFA has been able to maintain new business origination, both with existing and new clients, at a high level. We continue to strengthen our local expertise in structured products and derivatives as well as in client relationship management. The Bank is also proposing Public Private Partnership solutions to clients and the Bank was quick to identify opportunities in this sector resulting from the introduction of new PPP legislation and has thereby achieved a leading position in this sector. An advisory mandate for the Ministry of Transport was successfully completed once the French State had granted a concession for the A65 Pau/Langon motorway with A'liénor in December 2006. DEPFA was also mandated by Lille Métropole Communauté Urbaine, a client since the mid 1990s, to advise them on the construction of a new 50,000 seater sports stadium with preliminary studies and on-going assistance during the tender process.

We have also advised several construction companies and consortia regarding on-going tenders in various sectors including health, motorways and public buildings. The innovative cooperation agreement signed in December 2005 with Challenger Investissement, an investment fund of Bouygues Construction, in order to provide competitive funding for smaller PPP transactions in France has led to further successful bids for which DEPFA will arrange the financing.

Germany and Austria

Despite high competition in both countries and the reduced funding needs of the public sector due to high tax inflows, DEPFA was successful in generating a decent volume of new business by its local origination team in Frankfurt. We have continued to strengthen our local expertise and tailor-made finance in structured products and derivatives as well as in client relationship management both with existing and new clients.

Greece

Since early 2005 Greece has been subject to an "excessive deficit procedure" of the EU, which has restricted the country's ability to borrow. Consequently, credit spreads have narrowed despite negative news on statistical volatility. During 2006 DEPFA stepped up its coverage in particular of government guaranteed State Agencies from our Nicosia office. DEPFA secured two landmark transactions: a € 713 million bond loan for the Hellenic Railways (HRO) and a € 340 million bond loan for Athens Urban Transport Organisation, both solely underwritten by DEPFA. Furthermore, we were selected to submit a restructuring proposal for a significant amount of the HRO outstanding debt. Public Private Partnership activity also picked up in 2006 as a result of new legislation, and DEPFA supported consortia bidding for major road projects. The outlook for 2007 is promising due to broader coverage of public sector clients such as municipalities and the more diversified product range that we can now offer.

Hungary

In Hungary, we had a very successful year and can show a number of remarkable transactions due to our sustained marketing efforts and focus on key clients. We have both strengthened existing relationships and gained new clients. Highlights were the long-term lending and interest rate hedging products at the sovereign level in the notional of € 650 million. For 2007 DEPFA is strengthening the team with three additional relationship managers who are responsible for Hungary, Slovakia and the Czech Republic.

Ireland/ Northern Ireland

New business lending volumes increased by 70% in 2006 and cross sales increased significantly. DEPFA's product range utilised by its Irish customers expanded to include lending, commercial paper, interest rate restructuring and infrastructure financing. The customer base was enlarged in 2006 with several new customers including government related entities and local government in Northern Ireland. The Irish economy showed continued GDP growth in 2006 of 5.25% and significant investment will continue in 2007 in the infrastructure area.

Italy

In 2006 DEPFA further strengthened its franchise with Italian public sector authorities, expanding its client base and originating several transactions with new counterparties that yielded all-in above market returns, despite the increasing competition in the market.

Traditional origination and lending activities of the Italian team were maintained at high levels, as DEPFA played an active role in many large transactions during the year.

DEPFA was Sole Arranger/Bookrunner and Lead Manager of the inaugural domestic bond issue of the Region of Valle d'Aosta and Joint-Bookrunner/Joint Arranger and Joint Lead Manager of the € 350 million inaugural Eurobond issue of the Region of Veneto, which was the first 40 year Eurobond ever issued by an Italian Region. At the beginning of the year DEPFA also arranged the domestic bond issues of the Region of Veneto and of the Region of Tuscany that reached for the first time the extra-long maturity of 50 years. Furthermore, DEPFA acted as Co-Lead Manager in the Region of Lazio's bond issue, and as Arranger and main investor in the Region of Piemonte's sale of healthcare receivables. Lastly, DEPFA acted as Sole Investor of the first ever 50-year inflation-linked bond of € 1 billion issued by the Italian Treasury.

In further developing its core business, DEPFA succeeded in proposing tailor-made financial solutions to its clients' needs, developing exclusive products for the state authorities and therefore remaining an innovative counterparty for its clients.

Domestic Partly Paid Bonds have been a key product for the Bank in Italy during the whole year, since DEPFA is the only bank in the market able to arrange this structure. DEPFA has also significantly increased its derivatives business in Italy, increasing the number of deals closed and the diversity of the client base.

Nordic and Baltic Countries

In the Nordic countries central and local governments enjoy strong budget surpluses as strong economies have boosted tax receipts from both the private and corporate sectors. The healthy state of the public finances has invariably reduced demand for both refinancing and new borrowing. Nevertheless, there are still a variety of interesting business opportunities, which do not necessarily involve debt financing. In particular, DEPFA has focused its efforts on advising clients on debt management, risk management policy and future investment needs. Most transactions are structured loans or derivatives on a stand alone basis. DEPFA has developed a strong understanding of clients' financial positions over time, which has made us a natural long-term finan-cial partner. The region is covered from the Copen-hagen Representative Office and staff capacity has been expanded to continue to grow these client relationship efforts.

In 2006 DEPFA also began active coverage of the Baltic States from the Copenhagen Representative Office and quickly secured participations in public procurement tenders. Over time the Bank established strong relationships with the largest municipal borrowers. Besides financing public sector entities at the state and municipal level we have also started to look at government related institutions (GRIs). Furthermore, DEPFA is developing ties with partner banks, which opens up opportunities to collaborate on future transactions, if the need arises. Some notable transactions that were closed in the region in 2006 were for the financing of three hospitals in Latvia guaranteed by the Republic of Latvia (€ 56 million), an advisory mandate for City of Riga on the restructuring of its loan portfolio and a co-lead manager role in a € 600 million loan to the Republic of Lithuania (DEPFA's allocation was € 150 million).

Poland

As 2006 was a start-up year for the new Warsaw Representative Office the main emphasis was on identifying the key players in the public sector and developing meaningful relationships with their key officials. We initiated discussions with some of the largest cities in the country, government related institutions and infrastructure projects (such as toll motorways), and the Ministry of Finance regarding our more senior participation in upcoming Benchmark bond issues.

Portugal

In line with the general trend in the European public sector market, we witnessed both spread compression and stronger competition in this market. Nevertheless, DEPFA was the most active entity at regional level, obtaining the mandate role for the Region of Madeira € 256 million bond issue, the € 100 million bilateral loan with infrastructure companies Sociedades de Desenvolvimento de Madeira, a € 50 million loan with the Regional Government of Azores and a € 36 million loan with the Azores regional infrastructure company (SPRHI). At municipal level, we also closed the biggest deal in this market, the € 144 million transaction involving Parque Expo and the City of Lisbon.

Romania and Bulgaria

The accession of Romania and Bulgaria to the EU has created the conditions for strong infrastructure development over the next few years, as the investments needed to align the development of these two countries with the rest of the EU are huge. Sizeable investments that have been earmarked by the EU's various accession funds have to be matched by funds made available by public sector authorities. We believe that the need to finance those matching funds, together with the increasing political support for the concept of Public Private

Partnerships represents a significant opportunity for specialist public sector banks like DEPFA.

Russia

The rising influence of the state in the economy, led by the strategic decision of the Russian Federation to efficiently manage the extraction and distribution of its huge energy resources, will lead to an increasing need for financing of various government related institutions, utility companies as well as state controlled banks, at both the level of central federal authorities as well as republic authorities. An important role can be played by specialist institutions such as DEPFA, both in advising, as well as financing of the public sector.

Slovenia

We can show strong results in our recent market entry in Slovenia, where we have quickly established close contacts at the sovereign level and with sovereign-related entities. This success is reflected by two major loan facilities within a short time frame.

Spain

The Spanish public sector market was characterised by further upgrades in the ratings of the Spanish regions. The devolution trend is increasing the political and economic weight of the regions, particularly in the areas of health and education. The combination of the new demand for social equipment at regional level and the strict debt and deficit control imposed by the Central Government, foster a number of PPP concessions to develop social infrastructure projects including hospitals, police stations and court buildings. DEPFA has been the Lead Arranger in some of the first court building and police station PPPs in Catalonia. In addition, we were mandated to arrange a shadow toll road financing in Barbanza (Galicia).

Despite the tight spreads and smaller number of bond issues, DEPFA managed to win Lead Manager mandates in some of the most significant regional bond issues, such as the € 200 million Eurobond for Castilla-La Mancha, successfully closed with a substantial oversubscription after a four day road show across Europe, and the Region of Madrid € 300 million buy-back bond issue. DEPFA also was heavily involved in the financing of the new Madrid Barajas Airport Terminal, in which we had the biggest financial participation with two bilateral loans with the Spanish National Airport Authority (AENA) for a total amount of € 2 billion. We continued to be active in the securitisation market, confirming our role as one of the strongest investors in the securitisation of SME loans guaranteed by the Kingdom of Spain and the Region of Catalonia.

Switzerland

After four years of direct coverage of the Swiss market, DEPFA now has a well established reputation for long-term financing of local authorities and the health sector and for tailor-made structured financing as well as derivatives. We have been able to strengthen a number of key client relationships in a very competitive environment impacted by new market entrants and regulatory changes. In December 2006, DEPFA was able to close a landmark transaction for Hôpital Neuchâtelois (CHF 250 million for 20 years). Furthermore, we originated new transactions of more than CHF 600 million in the German-speaking part of Switzerland.

United Kingdom

Interestingly, it has only been relatively recently that DEPFA has built up a sizeable volume of UK public sector assets. The existence of a state run provider of cheap funds to local authorities, the Public Works Loan Board (PWLB) means that the market was effectively closed to outside financial providers. Even so, since the end of 2005 DEPFA has targeted direct origination of local authorities business in the area of so-called LOBOs (Lender's Option, Borrower's Option) financing, which is really the only other area of debt financing that local authorities contemplate besides PWLB borrowing. These loans are very long term in nature, typically of a 60 year duration. DEPFA originated a significant volume of new LOBO business from local authorities seeking to reschedule existing LOBOs at lower rates, which were still very attractive for DEPFA.



Americas

United States

DEPFA's US origination activity in 2006 was focused on two main sectors, being a) student loan bonds issued under the US government's federal family education loan programme ('FFELP') and b) taxable municipal bonds. We originated US$ 6.7 billion of bonds, growing the overall US back book to US$ 21.8 billion by the year end. 2006 was another strong year of issuance for student loan bonds, and DEPFA continued to be a major participant, investing in over US$ 4 billion of notes which represented a 6% share of total issuance. These bonds carry the highest credit rating, are very liquid and are eligible collateral for the ACS pool.

We also increased our profile in the US by both investing and acting as co-manager in three student loan deals which totalled US$ 7.8 billion, two for 'Sallie Mae' (SLMA 2006-2 & 2006-7) and one for Nelnet (NSLT 2006-2). These issuers are the two largest servicers of US FFELP loans.

In the taxable municipal bond market, total issuance was up slightly on 2005 by 3% to US$ 29 billion, largely due to increased issuance in state housing and military housing bonds. Although this market represents an opportunity for DEPFA to diversify its investments across a number of US states and cities, demand for bonds far outstripped supply in the last 12 months, consequently margins tightened significantly. In 2007 DEPFA will continue to source bonds but on an opportunistic basis. Apart from an increase in so-called "other post employment pension" (OPEB) bond issuance, a number of US states also face significant under-funded pension liabilities for civil servants. The bond market offers one possible solution to this problem.

Other interesting areas for DEPFA included the growing market for securitisation of stranded costs by US utility companies; these structures also benefit from the general obligation backing of individual US states. The state of Texas has underwritten two deals to date, while further transactions are expected in Florida and Virginia. In 2006 DEPFA invested in circa US$ 600 million of these bonds in two Benchmark transactions, the most recent being 'AEP Funding' a US$ 1.7 billion deal. We expect that this market will continue to develop in 2007.

DEPFA entered the North American infrastructure market in 2004 by establishing its Infrastructure Finance Unit - Americas' (IFU – Americas) with three professionals. IFU-Americas inaugural financing was as a Mandated Lead Arranger as part of the US$ 400 million senior debt facilities for the SR125 toll road in California. This initial success continued into 2005 with DEPFA again acting as a Mandated Lead Arranger in the landmark US$ 1.2 billion financing of the Chicago Skyway acquisition. DEPFA's leading position in North American infrastructure financing has led to an increase in staff resources from three professionals in 2005 to 16 at the start of 2007. This increased commitment is a result of the considerable growth in the North American infrastructure sector and DEPFA's leading position in this market. In 2006 IFU-Americas underwrote in excess of US$ 1 billion of senior bank debt notably including, acting as a Mandated Lead Arranger and underwriter of the US$ 4.1 billion financing of the acquisition of the Indiana Toll Road, the CAD 1.1 billion financing for the development of the Golden Ears Bridge in Canada and the US$ 603 million financing of the acquisition of the Pocahontas Parkway in Virginia. IFU-Americas is also a market leader in advising private consortia on infrastructure project financing and is currently mandated to act as the financial advisor to private consortia on over US$ 8 billion of infrastructure investments across North America.

Canada

Demand for Canadian public sector assets remained buoyant in 2006 with resulting spread pressure. DEPFA has developed strong client relationships in the Canadian market and secured attractive private placement business in 2006. Our product offering increased to customers with several customers purchasing our liability products. Infrastructure financing has also developed across our client base.

South America

Shortly before year-end DEPFA opened a representative office in São Paulo to cover South America, focusing in particular on Brazil and Chile. The office is initially staffed with three professionals specialising in Infrastructure and Budget Finance transactions, advisory business and the product range covered by Client Product Services. DEPFA's first role as a Mandated Lead Arranger (MLA) in South America was obtained in Chile through the Infrastructure Finance Unit. It involved the financing of a concession from the Ministry of Public Works for the operation of a customs building/facility on the border between Chile and Argentina (Puerto Terrestre Los Andes). The structure used enabled DEPFA to provide local currency funding through the Spanish Instituto de Credito Oficial. Part of the facility has been subsequently syndicated. Obtaining MLA positions and then partially placing the risk is the model for our general approach to business in the region. In 2007 we also plan to establish a local presence in Mexico.



Asia (excluding Japan)

Market conditions in Asia continue to improve, which has led to upgrades in the credit ratings and credit spread tightening in many countries in the region. DEPFA has made good progress in securing business from the region's top public sector borrowers; most notably the Bank acted as a Senior Joint Lead Manager on global bond offerings by the Republic of Korea and the Export-Import Bank of Korea. DEPFA plans to strengthen its capacity in Hong Kong, which will be converted into a branch in mid-2007.

Japan

In Japan, greater de-regulation in the pricing mechanisms and financing methods of public debt have created new business opportunities. However, at the same time there has also been fierce competition amongst financial institutions, both domestic and foreign, that has been one of the factors in the persistently tight spreads for central and local government debt. The Tokyo Branch has managed to gain access to more client business opportunities by securing membership of additional underwriting syndicates that are able to bid for local government tender offers. The number of syndicates of which DEPFA is a member reached 19 in 2006, which is exactly half the number of public bond issuers.

Costantino Peiser:

"Our strong underwriting capacity combined with a deep market knowledge and distribution strength made DEPFA the transaction driver in a challenging market environment."



Client: Hungarian Development Bank (MFB)

Need: MFB had hitherto conducted its international funding via the private placement and syndicated loan market. Due to increasing funding needs, the management of MFB decided to diversify its funding sources.

Solution: Issuance of € 500 million Benchmark Bonds in March and October 2006, achieved by intensive marketing efforts throughout Europe.

People: Bettina Schörnig, Managing Director, CRM Frankfurt
Birgit Haase, Associate Director, CRM Frankfurt
Costantino Peiser, Managing Director, Debt and Asset Management Products, Frankfurt
Michael Cummins, Director, Balance Sheet Management, Dublin

Hungarian Development Bank, Hungary



Business Development

DEPFA BANK has further strengthened its position as the leading financial institution serving exclusively the financial needs of public authorities worldwide. DEPFA's strong market position has also strengthened its earnings profile. On the one hand, earnings are becoming more diversified without any loss of focus on the public sector. On the other, earnings stability is being enhanced by clustering more products around DEPFA's traditionally strong client debt relationships. In summary, the client business has established itself as the core of the Bank's earnings. It is worth keeping in mind that the Bank's remarkable profit growth in the initial years following the demerger in 2002 was not sustainable in the long-term, precisely because it relied on too few profit drivers like debt financing and trading activities. Therefore it was a logical step to build the product range beyond debt financing as there was a growing market for more sophisticated products, but it was also essential to counter the downturn in trading revenue from the changing yield environment. In particular, derivatives activity has rapidly established itself as the integral part of the traditionally strong debt financing operation. Likewise, investments in building up the Infrastructure Finance capability that have been made over the last 7 years have begun to yield substantial results.

Net income rose by 11% to € 526 million. This corresponds to a Return on Equity of 21% after tax. A review of the results by business segments underlines a significant transformation in the Bank's earnings mix for 2006: the combined pre-tax result of the client facing segments Budget Finance, Infrastructure Finance and Client Product Services increased by 70% to € 628 million, which more than offset lower income from Global Markets trading activities. 2006 has been the most successful year in the long-term development of the Bank's public sector franchise.

Net interest income was virtually flat at € 425 million (2005: € 422 million). However, a deeper appraisal reveals a healthy underlying development as interest income from Budget Finance and Infrastructure Finance, which make up the great majority of the Bank's interest bearing assets rose by 20% to € 395 million. This offset the reduced contribution of carry income in Global Markets due to a flat yield curve. In 2006 DEPFA originated approximately € 59 billion in new Budget Finance and Infrastructure commitments. The Bank's priority has been to conserve the profitability of its low risk/high quality public finance portfolio, albeit with a lower amount of new business volume. Rather than keep leverage at historical levels, DEPFA has opted for a more prudent strategy of reducing its leverage during the current cycle of compressed spreads.

Net fee and commission income rose by 60% to € 32 million. This reflects the healthy development in the Liquidity Support and Letter of Credit facilities business in the US as well as increased advisory fees from DEPFA's infrastructure financing activities.

Net trading income amounted to € 140 million. This result is not comparable with the previous year's -€ 114 million trading loss, which includes losses on covered options related to asset sales but which were required to be reported as part of the trading result. An increasingly important factor for the trading income is the client derivatives business, which was the main driver behind the strong performance of € 59 million in the first full year of the Client Product Services segment. There was a good performance across the trading desks in the Global Markets segment in mature and emerging markets bond and derivatives.

Gains from sale of assets declined by 42% to € 277 million. Sales related almost entirely to credit spread movements in the hedged Budget Finance portfolio. The public finance portfolio is actively managed to ensure an optimal return from gains from sales and interest income. Typically, the Bank holds assets for a certain number of years, selling a part of them when they have gained in value. In 2006 this approach improved the interest margin of the asset portfolio at the same time as higher margin new business replaced the lower yielding bonds that were sold.

Operating expenses rose by 6% to € 228 million. Staff expenditure rose by 5% to € 138 million due to the sizeable increase in staff over the past 2 years as part of the Bank's strong organic growth. At the end of 2006 the Bank employed 600 staff, compared with 500 staff at the end of 2005 (+20%). The new hires are split equally between front office and support roles to ensure risk and work processes remain well controlled in the larger organisation.

Other administrative expenditure rose by 8% to € 78 million, due to upgrading of existing premises and IT systems, as well as the setting up of some new offices. The cost/income ratio stood virtually unchanged at 26%. This is a very encouraging development during such an expansion phase as it demonstrates the speed at which investments in increased resources can be translated into revenues.

Profit before taxation amounted to € 646 million, up 8% on the previous year. The tax rate moved up slightly to 21.5% due to higher contributions from Germany and Japan. Net income after taxes amounted to € 526 million.

Profit and loss acount

	2006 € m	2005 € m	Change %
Earnings			
Net interest income	425	422	1%
Net fee and commission income	32	20	60%
Net trading income	140	-114	
Gains less losses from financial assets	277	480	-42%
Other operating income	-	7	
Total operating income	**874**	**815**	**7%**
Operating expenses	**-228**	**-215**	**6%**
of which personnel expenditure	-138	-132	5%
of which other administrative expenditure	-78	-72	8%
of which depreciation and amortisation	-9	-9	-
of which other expenditure	-3	-2	50%
Net operating income before impairment losses	**646**	**600**	**8%**
Impairment losses on loans and advances	-	-3	
Profit before taxation	**646**	**597**	**8%**
Taxation	-139	-122	14%
Profit for the year - continuing operations	**507**	**475**	**7%**
Result from discontinued operations	19	-	
Group net income	**526**	**475**	**11%**

Group net income after tax (€ m)


2001
2002
2003
2004
2005
2006
137
236
370
534
475
526
0
100
200
300
400
500
600

* Until 2003 according to US-GAAP

Group RoE after tax


2001
2002
2003
2004
2005
2006
14.8%
22.3%
29.4%
32.9%
22.7%
20.7%
0%
10%
20%
30%
40%

* Until 2003 according to US-GAAP

Balance sheet

The on-balance sheet commitments grew by 6% to € 194.6 billion. The great majority of these assets are 0% risk-weighted, which reflects the Bank's traditional bias towards the highest tier of the state sector, including central governments, government agencies and multilateral institutions in OECD countries. Off-balance sheet financing has grown very strongly by 13% to € 24.3 billion, driven by Letter of Credit and liquidity support facilities in the United States which have standby character and provide support for Municipal Bond issuance. The doubling of the Bank's 100% risk weighted loans to € 7.2 billion is connected with the growth in Infrastructure Finance commitments, either for AAA wrapped infrastructure and utility bonds/loans for PPPs, where borrowers are typically special purpose private sector companies that have been set up to build, renovate or manage public sector infrastructure under concessions granted by the state. The risk is mitigated by the involvement of public sector authorities in the reimbursement of the loans either by public sector payment obligations or other forms of support.

The overall quality of the infrastructure asset portfolio continues to be very high and corresponds to an average credit rating of AA.

Asset quality of public sector portfolio


A1
15.5 %
A2
7.5 %
A3
1.9 %
AA1
9.0 %
AA2
9.4 %
AA3
13.8 %
AAA
37.4 %
lower than A3
5.5 %
0
5
10
15
20
25
30
35
40
%

Financing Volume - Group	2006 €m	%	2005 €m	Change from previous year €m	%
Drawn Financing Volume Total	**194,585**	**100%**	**183,946**	**10,639**	**6%**
of which with 0% weighting	134,507	69%	129,735	4,772	4%
of which with 10% weighting	110	0%	626	-516	-82%
of which with 20% weighting	51,943	27%	49,333	2,610	5%
of which with 50% weighting	826	0%	938	-112	-12%
of which with 100% weighting	7,199	4%	3,314	3,885	117%

New Commitments - Group	2006 €m	%	2005 €m	Change from previous year €m	%
New commitments - Total	**67,413**	**100%**	**91,846**	**-24,433**	**-27%**
of which with 0% weighting	30,767	45%	61,339	-30,572	-50%
of which with 10% weighting	3,782	6%	7,140	-3,358	-47%
of which with 20% weighting	21,338	32%	17,441	3,897	22%
of which with 50% weighting	4,864	7%	2,779	2,085	75%
of which with 100% weighting	6,662	10%	3,147	3,515	112%

The Bank's asset side continues to be supported by a strong base of long-term funding, which was reinforced in 2006 by a further increase in Covered Bond outstanding volumes by 6% to € 94 billion. In 2006 new long-term issuance amounted to € 14 billion, in line with the funding target for the year. Covered Bonds combined with other long-term funding make up 54% of the Bank's total funding. The Group's short-term funding volume, which encompasses Repo funding and unsecured Money Market instruments, most notably Commercial Paper, remained at the same level as the previous year at € 96 billion. In 2006 average overall funding levels (including long-term and short-term funding) were significantly below Euribor.

Group currency breakdown of non-benchmark long-term funding transactions


EUR 57.7 %
USD 24.0 %
CHF 5.2 %
JPY 3.8 %
NOK 2.3 %
AUD 1.9 %
DKK 1.6 %
Other 3.5 %
0 5 10 15 20 25 30 35 40 45 50 55 60 %

Structure of Group primary sale of long-term funding instruments in € m

Secured MTNs	4,451
ACS Benchmarks	4,796
Unsecured	1,865
Loans (secured and unsecured)	2,690

Total € 13,802 million


0
1
2
3
4
5
6
7
€ m

Group breakdown according to structure type of non-benchmark long-term transactions

Plain	82.52 %
Structured notes[1]	17.48 %


0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 80 90 100
%

[1] All structures can be provided with cap, floor and call features
- Floating and Fixed-rate Notes
- Fixed-rate Step-up Notes
- Reverse Floaters
- Zeros
- Range Accruals
- CMS-Linkers
- Target Redemption Notes (TARNs)
- Power Reverse Dual Currency Notes
- Reverse Dual Currency Notes
- Index Linked Notes
- FX Linked Notes
- Equity Index Linked
- Inflation Linked Notes
- Accumulator
- Snowballs/ratchets
- Volatility notes
- Floating zeros
- Shout/switch options

Regulatory Capital and Capital Adequacy Ratios in accordance with BIS

Regulatory capital (€ million)	31/12/2006	31/12/2005
Core capital (Tier I)	3,156	2,976
Supplementary (Tier II)	1,350	1,104
Total regulatory capital	4,506	4,080

Capital adequacy ratios	31/12/2006	31/12/2005
BIS risk weighted assets (€ million)	33,351	24,081
Core capital ratio (Tier I)	9.5%	12.4%
Total capital ratio (Tier I + II)	13.5%	16.9%

The regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements' (BIS), Basle Accord regulations to facilitate international comparisons.

DEPFA BANK plc is regulated by the Irish Financial Regulator. On a Group level, DEPFA BANK plc has to conform to the regulations of the Irish Financial Regulator, which applies a capital/risk assets framework for measuring capital adequacy based on the European Union Solvency Ratio Directive (SRD) and the Capital Adequacy Directive (CAD). Both BIS and the Irish Financial Regulator require banks to maintain a minimum core capital ratio of 4% and a total capital ratio of 8%.

With a core capital ratio of 9.5% and a total capital ratio of 13.5% the Group exceeds the minimum required ratios.

The Irish Financial Regulator uses the term Alternative Capital Instruments (ACIs) to describe non-standard forms of capital that are generally referred to in the market as hybrid capital. The following structures qualify as ACI's under Notice BSD S1/04, 'Alternative Capital Instruments: Eligibility as Tier 1 Capital', an amendment to the implementation of EC Own Funds and Solvency Ratio Directives BSD S 1/00 of the Irish Financial Regulator:

Year of issue	Nominal amount € million	Issuer	Instrument	Coupon
2003/2004	400	DEPFA Funding II LP	Guaranteed Non-voting non-cumulative Perpetual Preferred Securities	6.5%
2005	300	DEPFA Funding III LP	Guaranteed Non-voting non-cumulative Perpetual Preferred Securities	7% (until 2008), 10y CMS +0.1% (from 2009)
Total	700			

Under the terms and conditions of the ACI's issued out of DEPFA Funding II LP as listed above, DEPFA BANK plc (as the General Partner) has certain call rights. DEPFA BANK plc will not exercise any call right if such exercise would breach any of the eligibility criteria for Tier 1 capital set out in Notice BSD S1/04 quoted above.

Forward Looking Statement

The public finance market holds more than at any time before considerable potential for DEPFA. Governments are more open to new ways to manage their public finances in light of the growing expenditure demands related to ageing populations. Due to its specialisation on public sector clients DEPFA is ideally placed to profit from significant additional business opportunities that are arising from these client demands. The scope of DEPFA's activities has moved in step with the changing demands of the public sector; whereas previously DEPFA's client activities were very centred on debt financing the Bank has built up capabilities in added value areas of advisory, derivative products and structured solutions. The strong performance of Infrastructure Finance activities and Client Product Services in 2006 shows that the Bank is well on track to deliver the right products and advisory services for clients.

Client businesses are being developed across the board to meet market demand. In its traditional Budget Finance business there are still considerable opportunities for increasing the Bank's presence in the mature markets, namely throughout Europe and North America. In the space of only 4 years the United States has become DEPFA's most important market and there is still significant scope to expand the public finance business throughout the major US states. In Infrastructure Finance prospects are very bright; DEPFA will continue to build on its leading position in the fast growing US market by securing more Lead Arranger mandates. The Bank is also targeting the growing potential of public infrastructure projects worldwide, for example new offices in Mumbai and São Paulo will target projects in certain emerging markets. We expect DEPFA's traditionally strong pipeline of debt transactions, both in Budget Finance and Infrastructure Finance to create significantly more cross selling opportunities for client derivatives structures. As the client derivatives business becomes more established we expect the share of transactions with non-DEPFA clients to increase considerably, even opening up doors for financing and other products.

DEPFA has implemented an organisational framework to ensure its broader product range is marketed effectively to its client base and to prospective clients. Therefore DEPFA has created a global sales structure in which product specialists are incorporated into the regional offices to work alongside the client relationship managers that are traditionally responsible for the direct origination of lending business. This integrated approach to client relationship management will help the Bank achieve important earnings synergies and help cement its strong client relationships. In addition, this greater strength in depth at local level will put DEPFA in a strong position to take on the challenge of heightened competition from commercial and investment banks that have become drawn to the huge potential of the public finance market.

Given that staff are the key resource for a specialist banking institution, the Bank's organic growth is related to the big increase in the workforce, which has grown by approx. 40% to 600 over the past 2 years. This influx of new hires has already led to a perceptible improvement in the client revenues. Over the medium to long-term the gains from such new hires will be even more evident as younger businesses become more established and achieve critical size. In addition, increases in capacity will give the Bank greater flexibility to reallocate staff rapidly to new growth areas. The Bank will continue to make further investments in client businesses as well as in the necessary risk management and support infrastructure as befits the larger organisation.

The expansion of the Bank's client facing activities has already transformed the composition and quality of its earnings; going forward these will be the chief drivers of profit growth. DEPFA aims to generate a high net Return on Equity over the long term, built on earnings of a durable quality.

European Mortgage Securitisation VIII., Netherlands



Joseph Hughes:

"This transaction was special for several reasons; particularly unique was the innovative structure and the extensive legal work which allowed the trade to become 'public sector' cover pool eligible, never achieved with this asset class before."



Client: ABN (a € 2.4 billion securitisation of Dutch residential mortgages issued with a guarantee from Stichting WEW, a government sponsored housing fund established to promote house ownership)

Need: Structure and issue over € 2.5 billion of structured ABS securities in an 8 week timeline whilst conforming to the client's existing issuance structure as much as possible.

Solution: Set up a SPV structure which mimicked ABN's existing issuance structure but which allowed the structuring team the flexibility needed to make the issued bonds 'cover pool' eligible.

People: Joseph Hughes, Associate Director, Securitisation, Dublin
Ravi Gidoomal, Associate Director, Structured Finance, Dublin
John Andrade, Director, Legal, Dublin

Share

The DEPFA share price showed a modest increase for the year of 8%, which falls some way below various major equity index benchmarks such as the Dow Jones Euro Stoxx Banks index (+18%) and the C-Dax Banks index (+22%). However, the DEPFA share price was shadowing quite closely the performance of these indices for the best part of the year and it was only in the final quarter of the year that a gap started to open. Taking into account a higher proposed dividend of € 0.40 per share for 2006 (vs. € 0.25 for 2005) a DEPFA share investment remains solid, yielding a total shareholder return of approximately 11% for 2006.

DEPFA has been one of the world's most profitable banks over the past years and has consistently achieved an RoE after tax in excess of 20%. This high level of profitability has, however, not been fully reflected in a commensurate share valuation, with DEPFA's price/earnings of 9x in 2006 representing a discount to the sector average for European banks. The introduction of segment reporting last year will help to bridge this gap by giving the markets more information about the Bank's profit drivers and some pointers to future performance. The segment results in 2006 were very instructive in providing explanations on the overall growth profile of the segments, showing the fall in contributions from Global Markets and the strong performance of the Bank's three client facing segments, which underlined where the future growth potential of the Bank lies. For this reason the Bank has for the past two years targeted investments at the well established Budget Finance segment where the Bank has a strong market position but also at the Infrastructure Finance and Client Product Services segments which have all the attributes of young, thriving businesses with very high growth rates.

Share price performance in 2006
100: basis


160
140
120
100
80
60
40
20
0
January
April
July
October
December
DAX
C-DAX Banks
Dow Jones
Euro Stoxx Banks
DEPFA

The Bank has already fulfilled one of the key prerequisites for achieving a re-rating in its share price; it has already significantly improved its quality of earnings, as reflected in the shift in pre-tax profit in 2006 away from market related activities towards client areas. The next step is generating a substantial increase in revenues over the next few years, which is contingent on continued investments in core client businesses. DEPFA's client driven strategy is in tune with market demand as all levels of government seek more sophisticated solutions to manage their public finances. Public authorities worldwide are confronted by mounting challenges to cover higher 'age-related' expenditure resulting from ageing populations while at the same time assuring continued investments in essential public infrastructure and services. The transformation of DEPFA into a full service provider will allow the Bank to cross-sell more products to its client base and to pitch more effectively for new business to a much wider group of public sector entities. The business model will over the long term continue to deliver a high net Return on Equity based on a higher degree of earnings quality than achieved in the period of high growth rates in 2002-2004.

In 2006 DEPFA BANK plc announced that it intended to increase the dividend payout considerably from 25 cents per share to 40 cents per share (+60%). After years of a continuous build-up in its equity base this will bring DEPFA's pay-out ratio and dividend yield closer to its European banking peers. At the same time the Bank is ensuring that there is ample scope for a further strengthening of capital.

Major geographical breakdown in investor mix

2006

USA/Canada	34%
United Kingdom	30%
Germany	15%
Other European Countries	13%
Employees	5%
Rest of World	3%

Share price data	**2006**	**2005**
Number of shares outstanding (m)	353,019,720	353,019,720
EPS (€)	1.53	1.39
Dividend per share (€)	0.40	0.25
Payout ratio (%)	26.1	18.0
Book value (equity incl. retained earnings) per share (€)	7.87	6.53
Share price year high (€)	15.60	14.25
Share price year low (€)	12.01	11.34
Price/earnings ratio high	10.20	10.25
Price/earnings ratio low	7.85	8.15
Price/book value high	1.98	2.18
Price/book value low	1.53	1.74

John Kirwan:

"DEPFA's desire to find innovative solutions within a new procurement structure was a key factor in overcoming many new challenges on this pathfinder project. DEPFA's central involvement in this transaction further underlines our position as a leading arranger of PPP debt."

Client: Amey UK plc and Costain Group plc

Need: Transform secondary education across the district of Bradford through the provision of state-of-the-art schools.

Solution: A £ 400 million investment programme spread across traditional procurement methods and Public Private Partnerships ("PPP"). This scheme is a pathfinder for the UK's Building Schools for the Future ("BSF") programme. Phase One of the Bradford pathfinder scheme covers the rebuilding of 3 secondary schools through a Public Private Partnership. Phase Two will involve 3 more schools and the creation of six new special needs schools.

People: John Kirwan, Managing Director, Infrastructure Finance Unit UK and Ireland
Jason Murphy, Director, Infrastructure Finance Unit UK and Ireland



Bradford Building Schools for the Future Programme, UK



People and Principles of Remuneration



Yannick Derant,
Treasury, Capital Markets, Frankfurt:

"My interest in joining DEPFA sprang from the firm's characteristics: the international nature, the sharp focus on Capital Markets, its financial expertise and the pride that DEPFA takes in doing its work well all greatly appealed to me. Since then, DEPFA's challenging and constructive work environment with highly qualified and motivated colleagues has made my learning curve steep. I have been given support to take on responsibility. The working environment is intellectually stimulating, the job is very dynamic and yet the one constant is TEAMWORK.
Simply put, DEPFA offers the international challenge I am looking for, having the opportunity to work in a multicultural team on an international basis within one of the most ambitious and dynamic banks in the financial services industry."

2006 entailed for us a year of investment, with a view to achieving our three most important strategic goals – controlled geographical expansion, growth in number of clients and further expansion of the product range. This was also clearly reflected in the development of staff numbers at DEPFA, which rose by 20% in the course of the year and now stands at 600 at year-end. This means that the number of employees has more than doubled since DEPFA began operating as a pure public finance bank in 2002. One of last year's specific highlights was the launch of four new offices - in Amsterdam, Milan, Mumbai and São Paulo. We set up new teams of specialists on the product side, for example for Guaranteed Investment Contracts (GIC) in the USA or Pension Advisory operations. The year 2007 will also be defined by a further increase in staffing levels, which is required to create capacity in order to be able to promote further growth all over the globe.

In light of the growth experienced by the Bank, our Human Resources management is faced with the specific challenge of preserving DEPFA's special corporate culture, which is defined by entrepreneurial spirit, flat hierarchies and teamwork. One of the internal communication measures used to achieve this objective is the annual All Staff Meeting, which alternates between Ireland and other DEPFA locations on consecutive years, with just under 90% of all staff worldwide participating regularly. It provides an excellent platform for becoming mutually acquainted, exchanging information and holding discussions on the corporate strategy and business development.

For the 2006 All Staff Meeting, which was held in Frankfurt, we conducted - for the first time - an anonymous survey among all DEPFA employees worldwide to allow them to comment on various topics. The very good outcome for the Bank yielded two results that were particularly striking: more than 80% answered that they enjoy a very high or high degree of scope for development and personal room for manoeuvre. We see this excellent result as a clear signal that the level of responsibility carried by each employee within their individual area is exceptionally high. Furthermore, 74% of the employees at the same time acknowledged that the Bank provides

Eckard Alt,
Global Head of Human Resources, Dublin:

"The Bank seeks to actively live its culture and maintain a positive spirit within a highly competitive environment. Knowing that culture is not static and that every new employee brings other cultural elements into the Bank, recruiting has become an even more challenging task than it used to be in a tight market. Attracting and retaining the right people is the challenge for every line manager. We as Human Resources Managers and professionals are committed to providing the necessary tools and to guide managers accordingly."



them with good or very good opportunities for staff development. These results, coupled with an attractive remuneration structure, highlight the fact that we are well-positioned to promote loyalty amongst our staff.

The attractiveness is also reflected in our employee structure, which is relatively unusual for a bank: our average staff age is 36 years, whereby all age groups are well represented. Global turnover is low within the Bank as a whole – 10% in 2006. It goes without saying that women enjoy the same employment and promotional prospects as their male colleagues. At 43%, female representation within our staff base is balanced. The creation of new offices and teams also resulted in a further increase in the number of different nationalities (38 at the end of 2006) working at the Bank. As in previous years, DEPFA does not have any one dominant national majority in the workforce. Instead, our employee base is made up of national minorities, of which the Irish are the largest, followed by the Germans and the British.
We recognise our responsibility to act as a major player in the educational environments of our local offices. This is why we run an annual Graduate Programme which attracts a wide range of global applicants. The graduates are selected from prestigious international universities with whom DEPFA have forged close working relationships to ensure that a pipeline of relevant and motivated achievers join the Bank. This can be seen in DEPFA's long-term relationship with Trinity College, Dublin where a number of scholarships are awarded each year to assist Economic under-graduates studying in Europe. Graduates joining DEPFA undergo an intensive training programme which enables them to understand the core aspects of our business and position themselves to specialise in a particular department and geographical location of the Bank. 2006 has also seen an increase in the number of internships awarded by DEPFA to a range of students from Dublin to Hong Kong.

The Compensation Scheme is designed to best serve the interests of the Bank's stakeholders. It is closely linked to the achievements of strategic targets and the quality of earnings. Moreover it is especially tailored to attract and retain the best talent and to ensure market competitiveness. The overall objective of the Bank's Compensation Scheme is to motivate management and staff to maximise shareholder value over the long term.

The Compensation Committee of the Board of Directors has the overall responsibility for the compensation principles and their application. The Compensation Committee also approves the contracts and remuneration packages for the individual Executive Committee Members. The members of the Compensation Committee are independent Non-Executive Directors. The members are set out on page 90 of the Annual Report.

The remuneration package for all staff is composed of:

- fixed compensation, including fringe benefits
- variable annual cash compensation, and
- variable compensation in DEPFA BANK plc shares vesting over a three year period.

As a general rule the higher the total compensation package, the higher the weighting in variable cash compensation.

The Bank established a Trust to acquire ordinary shares in the company by market purchase to be held for the benefit of employees. Trustees allocate shares from the share pool on 15th February each year to eligible employees according to their individual awards. The allocation is based on a share award approved by the Compensation Committee based on performance for the previous year ended 31 December (e.g. the share allocation made on 15 February 2007 was made based on the achievement of certain performance criteria (see below) in 2006). The Compensation Committee consider this award as being part of the overall compensation package for the prior year (2006). However, as the shares have vesting conditions which require management and staff to remain in the Bank's employment for a three year period past the award date, the IFRS charge in the accounts is the market value of the share award on the award date spread over a three year period commencing on that date.

The Value Added for each year is based upon 4 Value-Added models:

Model 1
Total operating income
- Administration expenses
- 5% of average equity

Value Added

Model 2
Total operating income
- Fixed costs excluding variable compensation
- 5% of average equity

Value Added

Model 3
Total operating income
- Fixed costs excluding variable compensation
- 5% of average equity
+/- OCI (other comprehensive income)

Value Added

Model 4
Income after tax
+/- OCI (other comprehensive income)

Value Added

The total variable compensation pool is determined on the Bank's overall performance in the relevant year, the realisation of strategic objectives, the quality of earnings and extraordinary events. Individual fixed compensation is based on the assessed market worth of the individual staff member taking into account their overall responsibility. Variable compensation is awarded to individuals from the pool based on a number of specific determinants including the achievement of specific individual objectives, leadership behaviour and involvement in special projects. The individual compensation reflects positive development of the individual performance proportionally and penalises negative performance over proportionally. The individual performance is measured against an annual objective setting process. The objectives are reassessed regularly every 6 months depending on changing circumstances.

The total compensation for 2006 and 2005 breaks down as follows:

2006	Bank total €m	%	Of which EC Members €m	%	Bank total changes % 2006/2005	Of which EC Members changes % 2006/2005
Fixed[1]	75	53%	4	19%	9%	-
Variable cash	30	21%	5	24%	7%	-44%
Variable stock[2]	36	26%	12	57%	50%	20%
Total	**141**	**100%**	**21**	**100%**		

2005	Bank total €m	%	Of which EC Members €m	%
Fixed[1]	69	57%	4	17%
Variable cash	28	23%	9	39%
Variable stock[2]	24	20%	10	44%
Total	**121**	**100%**	**23**	**100%**

As detailed above, these numbers differ from the 2006 compensation charge in the income statement as stock awards are not expensed in the year for which the Compensation Committee awarded the stock but are expensed over the vesting period. In addition, certain directors included in key management in the accounts disclosure are not members of the Executive Committee. A reconciliation of the above table and the income statement charge is as follows:

	Bank total €m	EC Members and key management €m
Total per above	**141**	**21**
Less variable stock		
Award made in Feb 07	-36	-12
Add prior year stock		
Awards charged to income statement in 2006	31	16
Non EC members		3
Other	2	-
Charge per income statement	**138**	**28[3]**

Impact of bonuses (cash/share compensation programme) €m	2002	2003	2004	2005	2006	2007	2008	2009	Total recognition for share scheme
Share expense - awards 2002-2005	-	10	27	32	31	11	3	-	114
Share expense - award 2006						21	12	5	38
Total share expense	**-**	**10**	**27**	**32**	**31**	**32**	**15**	**5**	**152**
Cash bonus expense	**12**	**17**	**23**	**31**	**32**	**N/A**	**N/A**	**N/A**	

[1] Fixed compensation includes salary, benefit in kinds, pension and employers social security.

[2] Valued based on a share price of € 13 per share.

[3] Disclosed in accounts as key management compensation.

William Marrone:

"DEPFA's ability to quickly underwrite the full transaction amount of € 713 million as well as document and close the deal in a very short period of time demonstrated our total commitment to the HRO. I believe that the performance in this transaction has made a lasting impression on this client."

Client: Hellenic Railways Organisation, Greece

Need: Hellenic Railways Organisation annually needs to finance the requirements arising from its public service role and investment program and it resorts to funding in the international capital markets with a government guarantee.

Solution: DEPFA provided a fully underwritten proposal in form of a bond loan that was fully compliant with local laws and negotiated the transaction within the required period of time.

People: William Marrone, Managing Director, Head of CRM Europe
Erol Riza, Managing Director, Head of CRM Greece



Hellenic Railways, Greece





Tom Arnold, CEO of Concern:

"DEPFA's relationship with Concern has had a significant impact on our work with the world's poorest people. What makes this relationship unusual, however, is that the Bank's support goes beyond financial; DEPFA staff have used their own skills to practically assist our organisation both domestically and internationally. When we are asked to positively comment on corporate social responsibility, or asked to name a business which has had a strong impact on our work, we respond "DEPFA": their involvement with Concern is unique."

As a specialist in the provision of public sector finance but also personally, we at DEPFA feel obliged to make a commitment towards continuous social development. As citizens of developed and emerging countries it is our aim to support development projects to help disadvantaged people get better life chances. Accordingly we are making a contribution that is commensurate to the size of the Bank, to a variety of social projects. Much of the focus of these activities is on the Third World, where we promote various projects involved in education, social development, and combating poverty. In order to invest our funds as efficiently as possible, we acted early to find a partner who was experienced in development cooperation and with whom we could work together in selecting, planning and implementing these activities. We have been cooperating with Concern (www.concern.net), the Irish non-governmental organisation (NGO), since 2004. This cooperation has since become a fundamental part of the DEPFA corporate culture, and is being extended continuously. At present, we are supporting three Concern projects, a brief overview of which is provided in the following:

Cambodia

Cambodia is amongst the poorest countries in the world. Poverty is both pervasive and overwhelmingly rural: 35% of the population lives below the national poverty line and 91% of the Cambodian poor live in rural areas. Across the country, agriculture employs over 70% of the workforce, with rice being the primary crop. Despite this primacy of agriculture in Cambodian life, it accounts for only 31% of Gross Domestic Product – with the services sector accounting for 34%, and industry for 29% of GDP. Income inequalities both between urban and rural areas and within urban areas continue to be much higher than in most other Asian countries. Cambodia's financial sector is at a rudimentary state: the number of commercial banks is limited and effectively non-existent outside of the capital, Phnom Penh. In this context, microfinance operators and the informal financial sector have been de facto providers of financial services in rural areas, albeit concentrating mainly on rural credit. Currently there are at least 100 registered and unregistered lending bodies serving the rural population in Cambodia, including 16 licensed Microfinance Institutions (MFIs).





Since 2004, we have supported AMK (www.amkcambodia.com), a Concern subsidiary, which today is one of the country's largest and most successful microfinance institutions. AMK's mission is to help large numbers of poor people in rural Cambodia to increase their livelihood options through the sustainable delivery of appropriate and viable microfinance services to the economically active poor. Thus, AMK's priorities as a provider of rural finance are centered around its operational and financial sustainability, whilst maintaining its social objectives. The long-term vision of AMK is of a Cambodian society where citizens have equal and sufficient economic and social opportunities to improve their standards of living, and where they can contribute productively towards the overall development of the country. As an acknowledgement of its very successful work, AMK received the 2005 CGAP Financial Transparency Award on 7 June 2006. Microfinance also received an enormous boost in 2006, when Muhammad Yunus, founder of the Grameen Bank, was awarded the Nobel Peace Prize.

Mozambique

Mozambique's independence from Portugal in 1975 was followed by nearly two decades of civil war. Between 1977 and 1992 up to a million Mozambicans died from fighting and famine in a war that ruined the economy and much of the countryside. A political settlement in 1992 ushered in a new era of stability and economic growth for one of the world's poorest countries. However, it suffered serious setbacks when in 2000 and 2001 it was hit hard by floods which affected about a quarter of the population and destroyed much of its already decaying infrastructure.

Concern's working areas are situated in different provinces and have unique socio-cultural factors. However, the underlying realities show similarity: the development context is highly unfavourable. The districts are characterised by geographical isolation, high vulnerability to natural disasters and low political importance. Development both by government and non-government bodies has generally been limited to emergency interventions and hand-outs. Existing community institutions are not equipped to promote



inclusive local development. They are dominated by local elites and traditional leaders, and tend towards maintaining the status quo. This prevents communities from engaging in collective action, either to promote community-based livelihood initiatives or to engage and negotiate with outside bodies, such as district government and private sector institutions. As a result households are not being provided with the means, capacity and enabling environment to expand their livelihood options. This leaves them vulnerable to natural disasters, exploitation and manipulation and sustains a circle of enduring poverty and dependency.

Breaking this cycle requires a sensitive approach to development that balances direct livelihood support with interventions aimed at improving governance process. With DEPFA's support, Concern works directly with communities to strengthen social capital and to build resilience, confidence and independence at grassroots levels. Concern's activities essentially focus on three areas. 1) Education: Concern (and DEPFA) give financial assistance to enable schools to be built in remote parts of the country in order to provide children with life chances through education. Another key objective is to expand education beyond the primary level to facilitate the creation of an educated elite over the medium term. 2) HIV/AIDS: Concern supports local groups that work to remove some of the stigma attached to HIV/AIDS and to raise awareness of the dangers of this pandemic, which threatens the development of the entire country. 3) Livelihood: Concern helps to provide poor families with better long-term access to natural resources, services and political decision-making processes.

Tri-country project

In September 2006, at the annual All Staff Meeting held in Frankfurt, DEPFA staff were asked to select which Concern project the support should be extended to in 2007. The staff voted, overwhelmingly, to extend the cooperation to a tri-country livelihood programme in Rwanda, Liberia and Sierra Leone. This project aims to provide sustainable livelihoods for the poorest people in three of the world's poorest countries. Activities include the distribution of seeds and tools, providing agricultural



training and encouraging new, more effective seed storage techniques. Training is given to allow the project participants to earn additional, alternative income. Small infrastructure projects – for instance, improving access for farmers to markets – are also undertaken.

Employee participation

Since the start of our cooperation with Concern, we set great store by not limiting our venture to the financial support of € 600,000 per year for each of the projects alone, but also to giving our staff the opportunity to become involved on a personal level. This has been accomplished in numerous ways. DEPFA staff members participate in the corporate bodies of AMK, where they offer their expertise to help further develop the institution. Various teams within the Bank support the Concern projects from their native countries – the Bank helped develop the AMK website, and to date has organised two press trips to Cambodia and Mozambique in order to draw the attention of journalists to the situation on site and to support Concern's fundraising campaigns through press coverage. The press trip to Mozambique in November 2006 was, among others, largely covered by the BBC and the Irish Times. Finally, our employees have the opportunity to apply for periods of stay with Concern. The Bank grants them leave to carry out their duties, whilst continuing to pay their salaries. Another option available to our staff could be to organise this exchange in the future on a reciprocal basis, so that local Concern employees in particular could be given the chance to work together in one of DEPFA BANK's teams and to enhance their professional and personal skills.


MAGAZINE
A LESSON FROM MOZAMBIQUE

Texas Municipal Gas, USA



David Smith:

"The Texas Municipal Gas GICs could be the largest muni GIC deal ever done in terms of total deposits, and one great deal attracts another."



Client: Texas Municipal Gas Acquisition and Supply Corporation I, USA

Need: The client needed a safe investment for monthly payments it receives from municipal gas buyers in order for the client to make semi-annual interest payments on the bonds it issued to prepay a long-term natural gas supply contract.

Solution: The client will make monthly deposits over time to DEPFA, and DEPFA will make semi-annual payments to the trustee on the bonds. DEPFA hedges investments with a swap and achieves LIBOR less 30 funding on incoming deposits totaling US$ 3.5 billion over 20 years.

People: David A. Burke, Managing Director, Client Product Services Americas
David Smith, Director, Municipal Reinvestment, New York
Tim Hawkes, Director, Derivatives Trading, New York
David Atkins, Analyst, Client Product Services Americas

Risk

1. Risk Management Structure

One of the main features of banking business is the management of economic risk. The targeted handling of risk is therefore vital to ensuring the continued existence and profitability of any banking company. In addition, external groups (primary investors, legislators, banking supervisory authorities, analysts and rating agencies) increasingly demand appropriate risk management. To meet the commercial and statutory requirements as well as the demands of capital market participants and whilst ensuring that DEPFA BANK plc continues to maintain a comprehensive system for identification, measurement, early recognition and control of risk as an integral part of its business process, DEPFA BANK plc has enhanced its Risk Governance structure during 2006. In this respect, the following enhancements have been made:

- DEPFA BANK plc has established a Risk Committee of the Board of Directors. This Committee is chaired by Dr. Thomas Kolbeck, the Non-Executive Vice-Chairman of the Board and former Deputy CEO of the Bank. This Committee is responsible for DEPFA's risk policy statement and provides strategic directions in relation to the nature and scale of risk that the Group may assume.

- DEPFA BANK plc has introduced the function of a Chief Risk Officer. Dr. Rolf Hengsteler, a member of the Executive Committee, is responsible for the assessment and monitoring of all risk categories of the Group and oversees the work of the Credit Committees and Asset & Liability Committee. He reports to the Risk Committee and the Chief Executive Officer.

- The entire Group is now managed according to business segments.

The risk management structure for DEPFA BANK plc as at 31 December 2006 is detailed in the following table:


Board of Directors
CEO
Audit Committee
Compensation Committee
Risk Committee
Executive Committee
Credit Committee
Asset & Liability Committee
IT Steering Committee
Transaction Committee
Country Risk Committee
New York Credit Committee

In addition to the Risk Committee, the Board of Directors has established an Audit Committee and a Compensation Committee. These committees are comprised of Non-Executive Directors. The Board of Directors is responsible for the overall Group strategy. In addition, the following executive committees have been established:

Executive Committee
The Executive Committee is responsible for the cross functional management of the Group.
Objectives: implement strategies and controls; cross functional coordination.

Assets & Liability Committee
The Asset & Liability Committee implements the market risk and liquidity strategies of the Bank and allocates capital by setting related risk limits
Objective: manage interest rate and liquidity risk, minimise funding costs.

Credit Committees
The Credit Committees are responsible for counterparty credit risk. They focus on credit review and approval of individual obligors and on portfolio and country limits.
Objective: manage credit risk.

Transaction Committee
The Transaction Committee acts on its own behalf under delegated authority from the Credit Committee. It resides over a class of structured transactions, where the credit risk is overlapped by liquidity, volatility and market risk and the ability to sell down in addition to the pure credit risk. Limits set by the Transaction Committee provide the basis for underwriting approvals for the Company, which are not intended to be held to maturity and where special consideration must be given to the economic value of a trade to enable sell-down.

The organisational responsibility for the identification, measurement, early recognition and control of risk is set out in the following table:

Risk Categories	Management	Control & Monitoring
Credit Risk	Credit Committee	Credit Risk Unit
Country Risk	Country Risk Committee	Special Risk Unit, Credit Risk Unit
Market Risk	Asset & Liability Committee	Market Risk Unit
Operational Risk	Executive Committee	Operational Risk Unit
Liquidity Risk	Asset & Liability Committee	Market Risk Unit

2. Credit Risk

Credit Risk is defined as the risk of impairment and partial or total loss of a receivable due to deterioration of credit quality on the part of a counterparty. The relevant receivable may be based on traditional on-balance sheet lending business or off-balance sheet business, e.g. counterparty risk arising from derivative financial instruments.

Public Sector Credit Risk
Public sector lending accounts for over 90% of DEPFA BANK plc's total consolidated on-balance sheet exposures. The business is focused on sovereign and sub-sovereign borrowers and public sector supported financial and specialist entities.

This is reflected in the risk weightings of the Group's total non-trading public sector portfolio amounting to € 187 billion of on balance sheet interest-earning assets (amount excludes IFRS Fair Value adjustments, regulatory trading book and fixed assets) at 31 December 2006. A BIS risk weighting of 0% applies to 69% of these assets, reflecting the focus on sovereign and the upper level of sub-sovereign entities. The next largest category is counterparties with a 20% risk weighting. These are mainly municipalities and credit institutions without explicit central government guarantees.

Public sector credit risk by country


RW 0,00% 69.0 %
RW 10,00% 0.1 %
RW 20,00% 29.0 %
RW 100,00% 1.9 %
0 5 10 15 20 25 30 35 40 45 50 55 60 65 70
%

The portfolio is broadly diversified with counterparties in over 40 countries. In order to ensure the top rating for the Pfandbriefe and Asset Covered Securities ("ACS") cover pools and a high rating for the Bank, business is focused on clients and counterparties with the highest credit standings. Total public sector risk weighted on balance sheet interest-earning assets for the Group amounts to € 14.4 billion at the year-end.

Public sector credit risk by country


Germany 25.0 %
Italy 18.0 %
USA 9.3 %
Spain 6.4 %
France 5.1 %
United Kingdom 5.1 %
Greece 4.3 %
Austria 4.2 %
Japan 3.5 %
Supra-Nationals 2.5 %
Canada 2.4 %
Portugal 2.1 %
Poland 2.1 %
Netherlands 2.0 %
Other 8.0 %
0 5 10 15 20 25 30
%

Assessing credit risk – the internal rating system in DEPFA BANK

Credit scoring of counterparties is critical to DEPFA's business, almost 50% of DEPFA's population of borrowers is unrated externally. The scoring model of the Bank is reviewed continuously. In recent years, DEPFA moved to a unitary scoring system for its four main credit risk pools (sovereign, sub-sovereign, financial institutions and infrastructure finance).

Internal ratings introduce a more accurate risk evaluation and specifically have been designed in preparation for the implementation of the Basel Accord. It is the intention of the DEPFA Group to adopt the Internal Ratings Based Foundation Approach and in this regard, the Bank has established a Credit Ratings Analytics team, who are responsible for developing scoring models, individually tailored by country and exposure type, to help estimate credit scores, and determine probability of default, for all DEPFA Group credit exposures.

DEPFA BANK has developed four core 22-grade internal rating systems in line with each of its credit risk pools. Whilst the scores are comparable to the grading system used by the External Credit Assessment Institutions ("ECAI") and DEPFA's models map with a high level of significance to the ratings assigned by the ECAI's, the equivalent risk of the rating assigned from each of the four models are not comparable to each other, but translate into their own unique default and recovery scales.

Such unique default and recovery statistics have been validated through various default studies provided by the ECAI's.

All counterparties across all risk groups are graded in accordance with this system. The steps to assign and test the robustness of the internal rating involve:

- Grading individual counterparties through the analysis of balance sheet strength, the historic and budgeted relationship of direct tax and central allocation (grant) revenues with expenses, the relationship of debt to operating surpluses, indebtedness per capita, political stability and guarantee structures.

- The analysis of the sub-sovereign legal framework including the delegation of powers from the sovereign and financial and regulatory support of its activities.

- Mapping internally derived ratings against the ECAI ratings for externally rated borrowers.

The rated clients and counterparties account for a very high proportion of DEPFA's public sector asset volumes. Almost 33% of the portfolio of on-balance sheet interest earning assets relates to counterparties with triple-A ratings by ECAIs while a further 24% of assets relate to double-A ratings by ECAIs. 13.3% of the total portfolio is unrated by ECAIs. In this analysis, the rating is taken as the lowest awarded by the three major ECAIs.


AAA 32.8 %
31.8 %
AA1 7.8 %
11.7 %
AA2 4.6 %
17.3 %
AA3 11.1 %
20.4 %
A1 17.4 %
9.7 %
A2 7.6 %
5.8 %
A3 1.2 %
2.5 %
BBB1 3.3 %
0.5 %
BBB2 0.8 %
0.2 %
BBB3 0.0 %
0.1 %
unrated 13.4 %
0 5 10 15 20 25 30 35 %
Lowest external rating
Unrated split by internal rating

Financial Institutions Exposure:
Included in the on-balance sheet interest earning assets portfolio descriptions above is an amount of € 14 billion relating to Group exposures to financial institution counterparties. Within the Group, on-balance sheet financial institution counterparty risk arises from securities, money market transactions, sale and repurchase agreements and derivatives.

Any existing netting master agreements and collateral agreements with business partners are taken into account to adequately map counterparty risk. These agreements are used to reduce both the capital cover required and the utilisation of bank-internal counterparty limits. DEPFA has a group-wide counterparty limit system that directly accesses the front-office system used by Treasury, providing real-time information on limits and limit utilizations. Within the Group, financial institution counterparty business is geared towards high credit-quality counterparties.

Guarantees and Credit Derivatives Exposure:
Including Letters of Credit provided, DEPFA's off-balance sheet risks arising equate to a total nominal value of € 9.3 billion, excluding protection acquired for discontinued property loan business on the residual mortgage book, which is to be sold to Aareal Bank AG. DEPFA applies the same conservative approach to managing this risk as for on-balance sheet exposure and credit limits must be pre-approved prior to transaction execution. 32% of all credit derivatives exposure is AAA rated internally with an additional 31% in the AA cohort.

The Credit Approval Process
DEPFA Group operates an independent credit approval process, which includes assessments by, and formal limit recommendations from, those not involved in the business areas. The chart below sets out the initiation and approval process for DEPFA BANK for all four risk pools.

The Credit Process

Sovereign/ Country Risks | **Sub-Sovereign Risks** | **Financial Institution Risks** | **Infrastructure Finance Risks**

Country Risk Committee, Credit Risk Unit, Special Risk Unit: Assess, assign rating and make recommendation for pre-approval limit, taking risk mitigation into account

Group Credit Committee and regional credit committees

Credit limit and Duration decision

Decision advised to various Group entities and business units

Group Subsidiary Credit Committee decision

Minimum annual review of limit decision (more frequent reviews as required)

Limits monitored for utilisation

The allocation of an internal rating determines both the pricing and the potential exposure amount. The Credit Committee operates on authority devolved to it by the Board of Directors and is empowered to set limits up to prudent levels taking into account large exposure parameters. DEPFA subsidiaries and branches operate their own credit committees, which act on individual counterparty limits for transactions which will be booked locally.

The credit process centres on an independent Credit Committee that resides over the four counterparty risk pools, and who is provided with both rating and limit recommendations from the dedicated independent risk teams. The heads of risk units report directly to their respective Executive Committee member as well as the Credit Committee.

DEPFA's Counterparty Risk Pools

1. Sovereign/Country Risk:

Sovereign/Country risks are managed by the Country Risk Committee. Reviews of sovereign risks are carried out at least annually, with detailed reports on the social, political and economic situation of all countries presented to the Group Credit Committee for approval. All sovereign/ countries are rated in accordance with the Group internal rating grades. DEPFA currently maintains 90 country limits for international business, of which total limit available to these countries amounts to 98.5% fall into A-rated cohorts. The Bank's country exposure for countries rated below single-A stood at 1.3% of the Bank's total cross border exposure as at 31 December 2006, with maximum limits available of 1.5% of total Group country limits.

2. Sub-Sovereign Risk:
The Credit Risk Unit, a specialised team of professionals based in Dublin, carries out sub-sovereign risk analysis. This team is independent from business origination/relationship management. This unit is responsible for assessing and rating (in accordance with the DEPFA internal grading system) the credit risk for all sub-sovereign entities.

The unit assesses the distinct characteristics of the country in which the sub-sovereign is located, especially those characteristics related to intergovernmental arrangements. The unit also assesses political, demographic, economic, fiscal and financial factors.

3. Financial Institution Risk:
The Credit Risk Unit also carries out assessment of DEPFA's exposure to financial institutions. Specialised professionals work with the front office personnel to evaluate the credit risks involved in these counterparties. The approval process applied is the same as for sub-sovereign counterparties. In addition, all financial institutions are rated internally. All counterparties must have pre-approval limits in place as a prerequisite to conducting transactions with DEPFA.

4. Infrastructure Finance Credit Risk:
The Infrastructure Finance Unit (IFU), a team of 53 specialists and support staff, carries out transaction execution and portfolio management of all infrastructure loan assets. Most transactions are carried out in conjunction with other similarly experienced lenders (often as a member of a syndicate of banks), thus limiting DEPFA's exposure on any one particular transaction.

A fundamental pre-condition for IFU participation in an infrastructure financing transaction is the ongoing involvement of the public sector, most typically as the grantor of a long-term concession to a privately financed special purpose company, and often as the payer of revenues (paid in return for the successful provision of the required service), typically the main source of the loan repayment.

In addition, the purpose of the financing must be the provision of an essential public asset or service, which must continue to be provided even in times of budgetary cutbacks, such as schools, hospitals, prisons, roads and water supply and treatment facilities.

Credit proposals put forward by the IFU are subject to an independent review by the Special Risks Unit (SRU). This unit makes an independent recommendation to the Credit Committee.

When financing infrastructure projects, DEPFA generally requires the involvement of International Financial Institutions ("IFI"), such as the European Investment Bank (EIB) or the European Bank for Reconstruction and Development (EBRD) and leading local banks. While these institutions do not necessarily provide DEPFA with formal guarantees of commercial or political risk, they do provide an implicit comfort that purely politically motivated discriminatory action by the host government is unlikely due to the consequential damage to that government's ability to access future funding support from the IFIs.

There are standard internal procedures for the monitoring of, and reporting on, current loan transactions: for projects during the construction phase, a report on progress is submitted to the Credit Committee every 6 months; operational projects are subject to an annual review. The respective account managers in IFU liaise closely with an independent engineer who is usually appointed by the lenders to monitor the project. This allows the Group to follow progress closely and take remedial action, if necessary, to ensure that the project is completed on time and to budget. IFU's monitoring reviews are independently checked by the SRU to ensure that objectivity is maintained.

Limit Monitoring:
The monitoring of country limits or cross border exposures is carried out on a daily basis by a dedicated team of professionals based in Dublin. Limit monitoring is performed on both a Group-wide basis as well as on a local entity basis. These exposure reports are made available to management and all business sectors of the Group.

3. Property Risk in the Pfandbriefbank

Following the Group's reorganisation, property risks were almost totally transferred to Aareal Bank AG or third parties. Aareal Bank AG and the Pfandbriefbank have agreed in writing that Aareal Bank AG will take over the entire property-financing portfolio held by the Pfandbriefbank. At the year-end 2006, DEPFA Deutsche Pfandbriefbank AG has a remaining property financing portfolio in the amount of € 1.9 billion of which the risk on € 1.0 billion was transferred to third parties via securitisation agreements. In addition, Aareal Bank AG has extended guarantees in the amount of € 0.2 billion to DEPFA in respect of individual exposures. In addition, the Pfandbriefbank and Aareal Bank AG have entered into an Agency Agreement (in compliance with the respective KWG, i.e. German Banking Act rules) whereby Aareal Bank AG administers, on behalf of the Pfandbriefbank, the loans that have not yet been transferred and provides for protection with regard to the proper administration of the loan portfolio.

Aareal Bank AG and Pfandbriefbank have agreed to strengthen the efforts for transferring the portfolio over the next 2 years.

4. Market Risk

Market risk refers to the risk of potential loss arising from changes in market data such as interest rates, credit spreads, foreign currency exchange rates, equity prices, price or rate volatilities. DEPFA BANK defines its market risk as changes in fair value of financial instruments as a result of market related movements.

The Bank's market risk policies and procedures follow three core principles:

• Policy framework for all key market risk activities approved by the Board,

• Market risk management is centralized in the Asset & Liability Committee and the Treasury and product units, managed by specialised personnel and monitored using appropriate systems and controls,

• Market risk control function measures and monitors the risks independently of the risk-taking units.

The market risk control function has subcategorised market risk into risk factors. The relevant risk factors for DEPFA BANK are interest rate, credit spread and foreign exchange risk. As a bahk focusing on public sector finance, DEPFA is not generally exposed to equity or commodity risk. With regard to foreign exchange risk, DEPFA has a policy that Treasury must match all foreign currency assets with liabilities in the same currency or swap out the foreign exchange exposure. Only a limited foreign currency exposure is accepted in the emerging markets portfolio. Hence, the primary risk factors for the Bank are interest rate and credit spread risk.

For the quantification and control of these risks, DEPFA determines daily Value at Risk (VaR) figures in line with industry wide practice using the variance/covariance methodology for both trading and banking books. The VaR monitoring is based on a comprehensive risk factor set, consolidated across DEPFA Group, as well as broken down to legal entity, portfolio and desk level. A ten-day holding period with a 99% confidence interval is used to derive the calculation. Correlations and volatilities are calculated based on a history of 250 trading days. The ten-day holding period was chosen to give a conservative VaR measure in relation to hedging the risk of the portfolio's positions. DEPFA recognizes that variance/covariance VaR has certain inherent limitations. The past may not always provide a reliable indicator of future market movements and moreover the statistical assumptions employed may understate the probability of very large market moves. For this reason, additional management tools such as sensitivity measures and stress testing are used to supplement VaR. Moreover, historical simulation VaR has been introduced in 2006 for trading portfolios to supplement variance/covariance VaR.

DEPFA has introduced segmental reporting in 2006, grouping its business activities into Budget Finance, Infrastructure Finance, Client Product Services and Global Markets. DEPFA's trading portfolios belong to the Client Product Services and the Global Markets segments. The table below shows VaR statistics for the year 2006 and the VaR exposure on 29 December 2006 relating to the consolidated trading books of DEPFA Group. The average exposure in the consolidated trading books of DEPFA Group amounted to € 11.7 million and the total consolidated trading exposure never exceeded € 22.1 million throughout the year 2006. The table also compares the trading related VaR exposure of the Group at the end of 2006 to the respective VaR exposure at the end of 2005.

Trading Book Risk	10 Day 99% VaR (€ m)
Average	11.7
High	22.1
Low	8.8
29 December 2006	10.3
30 December 2005	9.4

Trading Book Risk	10 Day 99% VaR (€ m) Global Markets	10 Day 99% VaR (€ m) Client Product Services
Average	11.4	2.0
High	22.3	5.0
Low	5.9	1.0
29 December 2006	10.9	1.3

The following graph shows the consolidated trading VaR profile of DEPFA Group's trading books.

Trading book average monthly VaR 2006 (10 day, 99 % VaR) (€ m)



20
15
10
5
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC

The graph shows the average monthly VaR varying around an overall average of € 11.7 million. Reports detailing the local and Group VaR as well as the limit utilisation are distributed daily to senior management. The setting of risk limits is the responsibility of the Asset & Liability Committee.

Validity of the VaR Model – backtesting for the trading books in DEPFA Group.

The accuracy of the Group's VaR model is calibrated by means of back testing to ensure the quality of the statistical process. This process entails the comparison of changes in portfolio value incurred against the most likely range of such changes forecasted by the VaR model. Back testing is based on the 1 day 99 % VaR figures. In this case, actual losses would not be expected to exceed the forecast by the VaR model on more than four occasions in any one year (250 trading days). The graphical representation below shows the consolidated back-testing results for DEPFA Group's trading books in 2006.

As can be seen from the graph below there were only 3 backtesting exceptions for the trading books in 2006. Therefore, the number of observed exceptions did not exceed the number of 4 permissible exceptions in a 1 year time range.

Trading book backtesting graph 2006 (based on 1 day 99% CI) (€m)



8
6
4
2
0
-2
-4
-6
-8
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Change in Value
VaR Upper Confidence Level
VaR Lower Confidence Level

5. Liquidity Risk

Liquidity Risk is defined as the risk of being unable to fulfil current or future payment obligations in full and/or at the due date. The risk drivers determining liquidity risk are:

- Liquidity of the Bank's assets
- Diversity of the sources of funds
- Increased demand for collateral

Liquidity of assets: DEPFA BANK has highly liquid assets on its balance sheet. Liquid assets can be defined as assets that can be realised at short notice without incurring significant loss. 32.8% of the public sector assets of DEPFA as at 31 December 2006 are AAA rated by external Credit Assessment Institutions (with a further 31.7% of the unrated portion AAA rated internally) while a further 23.5% are AA rated externally reflecting the concentration on public sector lending to the top tier of sovereigns and sub-sovereigns.

Diversity of the sources of funds: DEPFA BANK is a large issuer of Pfandbriefe and Asset Covered Securities, which provide significant medium to long-term financing to the Bank. In addition to the Asset Covered Securities, the Bank is also active in unsecured bearer bonds, promissory notes and commercial paper (CPs), repurchase agreements (Repos) as well as participating in money market transactions. DEPFA BANK receives deposits from other banks and directly from institutional investors worldwide. Investor categories are central banks, state agencies, supranationals, fund managers, insurance companies and corporates.

Increased demand for collateral: As noted above, DEPFA BANK has a comprehensive holding of highly rated securities, which are available for Repo. A surplus buffer of these assets is also available to cover additional collateral calls that might be made on OTC derivative contracts.

6. Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events whether deliberate, accidental or natural. The Group's primary aim is the early identification, recording, assessment, monitoring, prevention and mitigation of operational risks, as well as timely and meaningful management reporting. Our approach to operational risk is not designed to completely eliminate risk per se but, rather, to try and minimise unexpected losses. Our approach ensures that we have sufficient information to make informed decisions about additional controls, adjustments to controls, or other risk responses. The Group CRO and the Group Head of Operational Risk, who reports to him, are responsible for the independence, objectivity and effectiveness of our operational risk framework.

Operational risk is inherent in most aspects of the Group's activities and comprises a large number of disparate risks. While market and credit risk are often chosen for the prospect of gain, operational risk is normally accepted as a necessary consequence of doing business. In comparison to market or credit risk, the sources of operational risk are difficult to identify comprehensively and the amount of risk is also intrinsically difficult to measure. The Group therefore manages operational risk differently from market and credit risk. The Group believes that effective management of operational risks requires ownership by the management responsible for the relevant business process. Operational risk is thus controlled through a network of controls, procedures, reports and responsibilities. Within the Group, each individual business area and management level takes responsibility for its own operational risks and provides adequate resources and procedures for the management of those risks.

In addition, the Group has established a central team that focuses on the coordination of consistent policy, tools and practices throughout DEPFA for the management, measurement, monitoring and reporting of relevant operational risks. This team is also responsible for the overall operational risk measurement methodology, and knowledge and experience are shared throughout the Group to maintain a coordinated approach. We use a risk-based approach to the design and implementation of our internal control framework, and this prioritises our focus on risks that are potentially high impact and lower probability.

The DEPFA Group utilises a number of firm-wide risk processes and tools for the management, measurement, monitoring and reporting of operational risk. These include: operational risk self-assessments; the collection, reporting and analysis of internal and external loss data; and key risk indicator reporting to provide potential early warning of increased risk associated with non-attainment of control objectives.

The totality of this information is reviewed to assess the operational risk profile of the organisation and the actions needed to address specific issues. Regular reports are made to the Group CRO, the Executive Committee, and the Risk Committee to allow senior management and the Board to assess the overall operational risk profile.

7. Internal Audit

The Group internal audit function (DEPFA Group Audit) is an independent organisational function whose purpose is to promote a culture of efficient and effective management and controls within all entities and functions of the Group.

It helps the Group accomplish its objectives by bringing a systematic and disciplined approach to evaluating and improving the effectiveness of risk management procedures, internal control systems, information systems, and governance processes. DEPFA Group Audit support the members of the Audit Committee and Senior Management in their control and management obligations by providing independent and objective advice and recommendations.

To ensure independence and objectivity DEPFA Group Audit reports directly to the Audit Committee of DEPFA BANK plc. in Dublin and the auditors are not involved in any day-to-day business or control processes.

The Audit Committee has defined the purpose, authority, and responsibility of DEPFA Group Audit in a specific Audit Charter, that

- establishes DEPFA Group Audit's position in the Group to guarantee independence and objectivity;
- authorises access to any documents and records, personnel, and other properties relevant to the performance of audits;
- obliges all members of staff and all management levels to supply information as required within a reasonable period of time;
- defines the scope of the activities and
- specifies the reporting lines for audit reports.

In this sense DEPFA Group Audit is responsible for carrying out audits worldwide in line with the Audit Charter and the annual audit plan as approved by the Audit Committee.

DEPFA Group Audit is a team of professionals located in Dublin and Eschborn, all of whom are obliged to follow the Code of Ethics of the Institute of Internal Auditors.

8. Compliance

Compliance Officers located in each of DEPFA's legal entities report directly to the Group Compliance Officer located in Dublin. The Compliance function oversees the adherence to the principles set out by the Irish Financial Regulator and regulators in other jurisdictions in relation to the Code of Practice of Credit Institutions. Compliance also ensures that DEPFA complies with the various rules, guidance and legislation pertaining to our status as an Irish regulated bank. The Compliance function supports the implementation of certain internal governance rules and policies set by the Board of Directors and reports directly to the Board of Directors.

The Compliance function is also responsible for compliance with the Anti-Money Laundering and Counter Terrorist Financing policy of the Group. The policy aims to reduce the risk of regulatory sanction and reputational risk inherent in the discovery of money laundering within a bank.

Compliance is also responsible for monitoring the regulatory agenda of the Financial Regulator and any impending regulatory changes.

Corporate Governance

Corporate governance is concerned with how companies are managed and controlled. The Board of Directors is committed to ensuring that the Company is managed and controlled to the highest standards. The Board of Directors is accountable to the Company's shareholders for corporate governance, and this Statement of Corporate Governance describes how the provisions and principles are applied in the Company.

The Board of Directors

The role

The Board is responsible for the leadership, direction and control of the Company and the Group and is accountable to shareholders for financial performance. There is a comprehensive range of matters specifically reserved for decision by the Board which includes:

- The issuance of shares from capital authorised by the General Meeting;
- Issues with regard to the fundamental strategic realignment of the Group;
- Acquisitions of shareholdings by the Company for any individual amount exceeding € 50 million;
- Approval for the implementation, by individual Directors, of resolutions adopted by the General Meeting;
- Appointment and authorisation of the Chief Executive Officer;
- Appointment of the Chairman and Vice-Chairman of the Board; and
- Appointment of the members of the Compensation Committee, the Audit Committee and Risk Committee and determination of their terms of reference.

Composition and independence

It is a requirement set out in the Company's Articles of Association that the majority of the Board are Non-Executive Directors. The Articles also provide that each Director must retire by rotation at least once every three years. At the date of this report there are 7 Non-Executive Directors and 3 Executive Directors. Non-Executive Directors are appointed so as to maintain an appropriate balance on the Board, and to ensure a sufficiently wide and relevant mix of backgrounds, skills and experience to provide strong and effective leadership and control of the Group. All Directors are required to act in the best interests of the Company, and to bring independent judgement to bear on issues of strategy, key appointments, performance, resources and standards. The Non-Executive Directors are independent of management (although Dr. Thomas Kolbeck was an employee of the Company up until March 2006) and are considered free from any business or other relationship that could influence their independent judgement. The Non-Executive Directors meet in the absence of the Executive Directors at least annually.

Meetings and attendance

The Chairman sets the agenda for each Board meeting and the Directors are provided in advance with relevant papers to enable them to consider the agenda items. The Directors are encouraged to participate fully in the Board's deliberations. At least one Board meeting every year is dedicated to the discussion of strategic issues and, from time to time, Executive Management are invited to attend Board meetings to make presentations and update the Non-Executive Board members of business developments.

The Board met on 7 occasions in 2006, two of which were ad-hoc meetings. Attendance at those meetings is reported below:

Gerhard Bruckermann	7/7
Dr. Richard Brantner	7/7
Dr. Reinhard Grzesik	6/7
Prof. Dr. Alexander Hemmelrath	5/7
Dr. Thomas M. Kolbeck	5/7
Hans W. Reich	7/7
Prof. Dr. Hans Tietmeyer	4/7
Jacques Poos	5/7
Dermot Cahillane	5/7
Maurice O'Connell	5/7
Prof. Frances Ruane	5/7 (resigned 30th November 2006)

Chief Executive Officer
The Board has entrusted the Chief Executive Officer with the day-to-day management of the Group. His role includes the drawing up of responsibilities for Executive Directors and for deciding on appointments to Executive Committees. He informs the Board of the terms of his authorisation of individual Executive Directors, and of his establishment and determination of terms of reference for Executive Committees.

The Company Secretary
The Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures are followed and that the Board complies with applicable rules and regulations.

Board Committees
The Board has established three committees that operate within specific terms of reference. These committees are the Audit Committee, the Compensation Committee and the Risk Committee, all of which are committees of the Board. The Audit Committee and the Compensation Committee are comprised of Non-Executive Directors all of whom are considered to be independent. The composition and the terms of reference of each committee are reviewed annually.

Audit Committee
The Audit Committee provides a link between the Board and internal and external auditors, is independent of the Company's management and is responsible for:

- Approving the appointment of the external auditors;
- Reviewing the report of the audit by the external auditors;
- The cost-effectiveness and the independence of the external auditors;
- Review and recommend for Board approval the Group's Interim and Annual Financial Statements;
- Assessing the effectiveness of the Group's internal control processes, and
- Reviewing the Group's accounting policies.

The Chief Executive Officer and/or the Chief Auditor is invited from time to time to attend Audit Committee meetings or parts thereof. The external auditors and Chief Financial Officer are invited to attend at least two Audit Committee meetings each year and the Audit Committee may also meet with the external auditors in confidential session without management present. The external auditors and internal audit have unrestricted access to the Chairman of the Audit Committee. The membership of the Audit Committee is set out as follows.

The Audit Committee met on 6 occasions in 2006. Attendance at those meetings is reported on below:

Maurice O'Connell (Chairman)	6/6
Dr. Richard Brantner	5/6
Prof. Frances Ruane	6/6 (resigned 30th November 2006 and replaced by Prof. Dr. Hans Tietmeyer)

Compensation Committee

The Compensation Committee decides on the Executive Directors' and Company Secretary's remuneration. The Committee also takes responsibility, together with the Chief Executive Officer, for general remuneration schemes and in particular for incentive schemes. The Compensation Committee is also entrusted with consideration of a succession policy. The membership of the Compensation Committee is set out as follows.

The Compensation Committee met on 4 occasions in 2006. Attendance at those meetings is reported on below:

Prof. Dr. Alexander Hemmelrath (Chairman)	4/4
Dr. Richard Brantner	4/4
Hans W. Reich	4/4

Risk Committee

The Risk Committee is responsible for providing strategic direction in relation to the nature and scale of risk that the Group is permitted to assume to achieve its corporate objectives. The primary responsibilities of the Committee include:

- The review of methodologies used to evaluate the risk activities across the Group and related issues;
- The review of new sector activities;
- The review of aggregated risk concentrations throughout the DEPFA Group; and
- Risk benchmarking enabling DEPFA Group to accurately measure its risk profile in defined portfolio segments/n aggregate relative to industry peers.

The newly established Risk Committee met on 4 occasions in 2006. The first meeting took place in April 2006. Attendance at those meetings is reported below:

Dr. Thomas M. Kolbeck (Chairman):	4/4
Dermot Cahillane:	4/4
Johan van der Ende (as of 1st January 2007)	

Johan van der Ende has broad experience in Risk Management. He has spent over 15 years in senior risk management roles with Dutch and international banks. Over his career, Johan van der Ende was responsible for global trading risk management, credit risk management, operational risk management, performance & risk analysis and information management.

The Chief Risk Officer and the Head of Credit Risk are required to attend the meetings of the Risk Committee to illuminate changes in the portfolio or risks and to facilitate the Risk Committee's further analysis. Recommendations of the Risk Committee will be made to the Chief Executive Officer. If the Risk Committee and the Chief Executive Officer could not agree on recommendations the Chairman of the Risk Committee shall present the issue to the Board of Directors who shall decide on it. The membership of the Risk Committee is set out above and the Risk Management Structure is described in the Risk Report on page 74.

Directors' Remuneration

The Report on Directors' remuneration and interests appears on page 64.

Executive Committees

The Chief Executive Officer has powers delegated to him by the Board to establish Executive Committees, and is responsible for drawing up the schedule of responsibilities of these committees.
The following committees have been established:

- Executive Committee
- Asset & Liability Committee
- Credit Committee
- IT Steering Committee

Details of the Executive Committee members is set out on pages 8 and 9 and further information is available in the Risk Report on page 74. Further information on the Asset & Liability and Credit Committees is also available in the Risk Report which also discloses the risk management structure.

Relations with Shareholders

To strengthen communication with shareholders, the Company circulates each year the statutory Annual Report & Accounts together with a summary review featuring matters such as the Company's highlights for the previous year and a management discussion of the various business segments. The shareholders also have the option of accessing the Annual Report and Accounts on the Company's website at http://www.depfa.com which also contains other useful information including all the latest press releases and Interim Accounts. All shareholders are invited to attend the Annual General Meeting (AGM) and to participate in the proceedings. It is usual for all Directors to attend the AGM and to be available to meet shareholders before and after the Meeting. The Company's 2007 AGM is scheduled for 20 April. Notice of the Meeting is given to shareholders a month in advance.

Institutional Shareholders

The Company held approximately 230 meetings with institutional shareholders and with financial analysts during 2006. The CEO, the Deputy CEO, the Chief Financial Officer, and members of the Investor Relations team participated in those meetings, at which care is taken to ensure that price-sensitive information is not divulged. Company representatives also took the opportunity to present at eight investor conferences. Furthermore, the Company held its regular yearly Capital Markets Day for institutional investors on 12 May 2006 in Dublin. Investor materials including presentations and financial reports relating to earnings releases and investor conferences are posted in a timely fashion on the Company website in the Investor Relations section. The DEPFA website is regarded by the Company as a very important channel for investors to access up to date information on the Company and contains a comprehensive archive of past presentations, press and investor releases as well as telephone conference calls held by management.

Accountability and Audit

Accounts and Directors' Responsibilities

The Accounts and other information presented in this Report and Accounts are consistent with the presentation of a balanced and understandable assessment of the Company's position and prospects. The statement concerning the responsibilities of the Directors in relation to the Accounts appears on page 96 and the Directors statement regarding the Accounts being prepared on a going concern basis appears on page 97.

Internal Controls

The Directors have overall responsibility for the Company's systems of internal control and for reviewing its effectiveness. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material mis-statement or loss.

The Company's overall control systems include:

- A clearly-defined structure with defined authority limits and reporting mechanisms to higher levels of management and to the Board;
- Appropriate terms of reference for Board Committees and Sub-Committees with responsibility for core areas;
- Comprehensive policies and procedures relating to financial controls, asset and liability management, market risk, operational risk and credit risk management;
- An annual budget and monthly reporting system which enables active monitoring of progress against objectives and early rectification where required;
- A Compliance function, controlled centrally by the Group Compliance Officer, with Compliance officers located in Nicosia, Rome, London, New York, Tokyo, Frankfurt and Paris;
- An Internal Audit function, which is centrally controlled, monitors compliance with the Company's policies and standards and the effectiveness of internal control systems across the Company;
- The Audit Committee reviews the Internal Audit and Compliance functions. The Chief Internal Auditor and the Group Compliance Officer report regularly to the Audit Committee.

Gulf Cogeneration, Thailand



Toshiya Kambayashi:

"We have successfully demonstrated our high capability to deal with a complex transaction structure based on the combination of the underlying combined cash flow of the three projects, and the external risk mitigation from NEXI."



Client: Gulf Cogeneration Co., Ltd., Thailand

Need: Refinancing of the existing bank debts of the three operating independent power plants owned by Gulf Electric Public Company Ltd.

Solution: DEPFA acted as the Sole Guarantor for a 10 year amortizing THB 5.8 billion (€ 122 million) bond issue (rated AAA by Fitch) in three tranches having three, five and ten year maturities. Our political and commercial risk exposure was credit enhanced by Nippon Export and Investment Insurance (NEXI) – the export credit agency owned by the Japanese Government.

People: Toshiya Kambayashi, Director, Infrastructure Finance Unit Tokyo
Junichiro Kawamaru, Director, Infrastructure Finance Unit Tokyo

Directors and other information

Board of Directors
Mr. G. Bruckermann (Chairman)
Dr. R. Brantner
Dr. T. M. Kolbeck (Deputy Chairman)
Mr. D. M. Cahillane
Dr. R. Grzesik
Prof. Dr. A. Hemmelrath
Mr. M. O'Connell
Mr. J. Poos
Mr. H. W. Reich (Deputy Chairman)
Prof. Dr. F. Ruane (resigned 30th November 2006)
Prof. Dr. Dr. h.c. mult. H. Tietmeyer

Audit Committee
Mr. M. O'Connell (Chairman)
Dr. R. Brantner
Prof. Dr. F. Ruane (resigned 30th November 2006)
Prof. Dr. Dr. h.c. mult. H. Tietmeyer (appointed 30th November 2006)

Compensation Committee
Prof. Dr. A. Hemmelrath (Chairman)
Dr. R. Brantner
Mr. H. W. Reich

Risk Committee
Dr. T. M. Kolbeck (Chairman)
Mr. D. M. Cahillane
Dr. J. van der Ende (appointed 1st January 2007)

Secretary & Registered Office
Ms. E. Tiernan
1 Commons Street
Dublin 1
Ireland

Solicitors
McCann Fitzgerald
Riverside One
Sir John Rogerson's Quay
Dublin 2
Ireland

Auditors
PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
George's Quay
Dublin 2
Ireland

Registered Number
348819

Directors' Report

The Directors of DEPFA BANK plc present their report and the audited financial statements for the year ended 31 December 2006.

Principal activities
The Bank and its subsidiary undertakings, operating in Ireland and in other parts of the world, provide a comprehensive range of banking, financial and related services.

Business review
The information that satisfies the requirements of the business review can be found in the Management Discussion and Business Development on pages 28 to 52.

Dividends
A dividend of € 86 million was paid in 2006 in respect of the year ended 31 December 2005. The directors propose a final dividend of € 141 million in respect of the year ended 31 December 2006.

Directors
The names of the directors in office at 22 March 2007 are set out on page 96.

In accordance with the Articles of Association, Dr. Thomas Kolbeck, Jacques Poos and Hans Reich retire by rotation at the 2007 Annual General Meeting and, being eligible and recommended by the Directors, offer themselves for re-election. Dr. Reinhard Grzesik, who retires from the Board in accordance with the Articles of Association, does not wish to offer himself for re-election as a Director of the Company.

Substantial interests in share capital
The following substantial interests in the Ordinary Share Capital had been notified to the Bank as at 22 March 2007.

- The Capital Group Companies Inc. 11.89%.
- UBS Group 9.95%

Own Shares
Details of own shares held are disclosed in note 39 to the financial statements.

Going concern
After making enquiries, the Directors have a reasonable expectation that the Bank has adequate resources to continue in operational existence for the foreseeable future. Accordingly they continue to adopt the going concern basis in preparing the financial statements.

Political donations
The Electoral Act, 1997 requires companies to disclose all political donations over € 5,079 in aggregate made during the financial year. The Directors, on enquiry, have satisfied themselves that no such donations have been made by the Bank during the financial year.

Directors' and Secretary's interest in the share capital

The interests of the Directors and company secretary, in office at 31 December 2006 and of their spouses and minor children in the shares of the Company or Group undertakings are set out below:

Shares in DEPFA BANK plc

	Interest in shares 31 December 2006	Interest in shares 31 December 2005
Mr. G. Bruckermann	8,038,610	7,632,960
Dr. R. Grzesik	404,910	360,570
Mr. D.M. Cahillane	45,008	58,241
Dr. T. Kolbeck	2,708,580	2,668,138
Dr R. Brantner	62,800	62,800
Company Secretary		
Ms. E. Tiernan	1,624	1,430

Directors' interests in shares includes shares held and shares still to vest under the Compensation Programme.

No directors held any options on DEPFA shares at 31 December 2006 (2005: € nil).

Accounting records

The Directors have taken appropriate measures to secure compliance with the Bank's obligation to keep proper books of account through the use of appropriate systems and procedures and employment of competent persons. The books of account are kept at 1 Commons Street, IFSC, Dublin 1, Ireland.

Subsidiary undertakings

Details of subsidiary undertakings are shown in note 25 to the financial statements.

Measurement and management of the various types of risk

The Group has established a comprehensive system for the identification, measurement, early recognition and control of risk as an integral part of its business process. The Group applies policies and procedures to the management of credit risk, market risk, operational risk and liquidity risk. The following is an overview of these policies and procedures:

Credit Risk

Credit risk is the risk of impairment and partial or total loss of a receivable due to deterioration of credit quality on the part of a counterparty. The relevant receivable may be based on traditional on-balance sheet lending business or derivative business. Whereas in traditional lending business, risk arises from the creditworthiness of the borrower and the value of the collateral, for derivative transactions counterparty risk is a function of the counterparty's ability to perform in accordance with its contractual obligations as well as the market value of the future cash flows, which – only if positive for DEPFA - would lead to a loss when executing a substitute transaction in the market at less favourable terms.

The Group's business is focused on sovereign and sub-sovereign borrowers and public sector supported specialist entities.

Credit scoring of counterparties is critical to the Group's business. The scoring model of the Group is reviewed continuously. In recent years, the Group moved to a unitary scoring system for its four main credit risk pools (sovereign, sub-sovereign, financial institutions and infrastructure finance). The unitary scoring has 22 grades. The Group's 22-grade internal rating system is similar to the grading system used by the External Credit Assessment Institutions ("ECAI"). All counterparties across all risk groups are graded in accordance with this system.

Within the Group, exposure to financial institutions from the Treasury business arises from securities transactions, money market transactions and OTC (over-the-counter) derivatives entered into with bank counterparties. The Group operates an independent credit approval process, which includes assessments by, and formal limit recommendations from, those not involved in the business areas.

The allocation of an internal rating defines both a desirable minimum return and a corridor for the maximum acceptable exposure limit. The Group Credit Committee operates on authority devolved to it by the CEO and ultimately the Board of Directors and is empowered to set limits up to prudent levels taking into account Regulatory lending limits. DEPFA subsidiaries operate their own credit committees, which act on individual counterparty limits once Group approval is in place.

The credit process centres on an independent Credit Committee which presides over the four borrower and counterparty risk pools, and which is provided with both rating and limit recommendations from the dedicated independent risk teams.

The heads of risk units report directly to their respective Executive Committee Member as well as the Credit Committee.

The monitoring of sub-sovereign and country limits, tenor limits, large exposures and default events is carried out on a Group-wide basis by monitoring staff dedicated to this function.

To monitor the counterparty risk arising from Treasury business, the Group has a Group-wide counterparty limit system that directly accesses the front-office system used by the Group Treasury division, providing real-time information on limits and limit utilisation. The credit exposure resulting from these transactions is calculated on a mark-to-market basis, taking into consideration the regulatory add-ons.

Market Risk

Market risk refers to the risk of potential loss arising from changes in market data such as interest rates, credit spreads, foreign currency exchange rates, equity prices, price or rate volatilities. The Group defines its market risk as changes in fair value of financial instruments as a result of market data movements.

The Group's market risk policies and procedures follow three core principles:

- Policy framework for all key market risk activities approved by the Board
- Market risk management is centralised in the Asset & Liability Committee and the treasury and product units, managed by specialised personnel and monitored using appropriate systems and controls,

- Market risk control function measures and monitors the risks independently of the risk-taking units.

The market risk control function has sub-categorised market risk into risk factors. The relevant risk factors for the Group are interest rate, credit spread, foreign exchange and inflation risk. As a bank focusing on public sector finance, the Group is not generally exposed to equity or commodity risk. With regard to foreign exchange risk, the Group has a policy that Treasury must match all foreign currency assets with liabilities in the same currency or swap out the foreign exchange exposure. Only a limited foreign currency exposure is accepted in the emerging markets portfolio. Hence, the primary risk factors for the Group are interest rate and credit spread risk.

For the quantification and control of these risks, the Group determines daily Value at Risk (VaR) figures in line with industry-wide practice using the variance/covariance methodology for both trading and banking books. The VaR monitoring is based on a comprehensive risk factor set, consolidated across the Group, as well as broken down to legal entity, portfolio and desk level. A ten day holding period with a 99% confidence interval is used to derive the calculation. Correlations and volatilities are calculated based on a history of 250 trading days. The choice of a ten day holding period was selected to give a conservative VaR measure in relation to hedging the risk of the portfolio's positions.

The Group recognises that variance/covariance VaR has certain inherent limitations. The past may not always provide a reliable indicator of future market movements and moreover the statistical assumptions employed may understate the probability of very large market moves. For this reason, additional management tools such as sensitivity measures and stress testing are used to supplement VaR. Moreover, historical simulation VaR has been introduced in 2006 for trading portfolios to supplement variance/covariance VaR.

Liquidity Risk

Liquidity risk is defined as the risk of being unable to fulfil current or future payment obligations in full on or at the due date.

The objective of the Group's liquidity management is to ensure that sufficient funds are available to meet the Group's commitments to its customers and counterparties, both in terms of demand for loans and repayment of liabilities and in terms of satisfying the operational liquidity needs of the Group. The Group is assisted in this task by the fact that a substantial portion of both its assets and liabilities are long-term and that it maintains a continuing presence in the European money markets.

The underlying aim is to minimise the liquidity risks for the Group as a whole. It is the task of liquidity management to control the cash flow of the business in such a manner as to ensure that efficient use of cash flows is maintained. To this extent, the Group primarily funds its assets through the issuance of asset covered securities and through money market transactions. Liquidity balance sheets and cash flow forecasts are used to manage the liquidity of the Group and to control future liquidity risks.

Hedging

The Group's policy is to hedge the following banking book exposures:

- interest rate risk – using interest rate swaps
- currency exposures – using cross-currency swaps and forward foreign exchange swaps

The following table provides examples of certain activities undertaken by the Group, the related risks associated with such activities and the types of derivatives used in managing such risks. Such risks may also be managed by using on-balance sheet instruments as part of an integrated approach to risk management.

Activity	Risk	Type of Hedge
Fixed rate lending/borrowing	Sensitivity to increases/decreases in interest rates	Pay/receive fixed interest rate swaps
Investment in foreign currency assets/liabilities	Sensitivity to strengthening/weakening of Euro against other currencies	Cross-currency swaps Foreign exchange swaps Foreign currency funding

Derivatives which meet the hedging criteria of IAS 39 are accounted for as fair value hedges or cash flow hedges.

Branches outside the State

The Group has established branches within the meaning of Regulation 25 of the European Communities (Accounts) Regulations, 1993, in Germany, Italy, France, United Kingdom, United States of America and Japan.

Auditors

In accordance with Section 160(2) of the Companies Act 1963, the auditors PricewaterhouseCoopers, will continue in office.

On behalf of the Board

Gerhard Bruckermann	**Dr. Reinhard Grzesik**	**Maurice O'Connell**	**Elaine Tiernan**
Director	Director	Director	Company Secretary

22 March 2007

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements of DEPFA BANK plc in accordance with International Financial Reporting Standards (IFRSs) and IFRIC interpretations endorsed by the European Union, and with those parts of the Companies Acts, 1963 to 2006 applicable to companies reporting under IFRS, Article 4 of the IAS Regulation and the European Communities (Credit Institutions : Accounts) Regulations, 1992.

Irish company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the Group and Parent company financial statements in accordance with IFRSs as adopted by the European Union. The financial statements are required by law to give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing these financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state that the financial statements comply with IFRSs as adopted by the European Union,
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business, in which case there should be supporting assumptions or qualifications as necessary.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements are prepared in accordance with IFRS and IFRIC interpretations endorsed by the European Union, the Companies Acts, 1963 to 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation and the European Communities (Credit Institutions : Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the Group and Parent Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The maintenance and integrity of the DEPFA website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and accordingly, the auditors accept no responsibility for any changes that may have occured to the financial statements since they were initially presented on the website. Legislation in the Republic of Ireland concerning the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Gerhard Bruckermann	**Dr. Reinhard Grzesik**	**Maurice O'Connell**	**Elaine Tiernan**
Director	Director	Director	Company Secretary

22 March 2007

Independent Auditors' Report to the Members of DEPFA BANK plc

We have audited the Group and Parent company financial statements (the "financial statements") of DEPFA BANK plc for the year ended 31 December 2006 which comprise the Consolidated Income Statement, the Group and Parent Company Balance Sheets, the Group and Parent Company Cash Flow Statements, the Group and Parent Company Statement of Changes in Shareholders' Equity and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements, in accordance with applicable Irish law and International Financial Reporting Standards (IFRSs) as adopted by the European Union, are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 193 of the Companies Act, 1990 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union. We report to you our opinion as to whether the Parent financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Acts 1963 to 2006. We also report to you whether the financial statements have been properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2006, Article 4 of the IAS Regulation and European Communities (Credit Institutions : Accounts) Regulations, 1992. We state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit, and whether the financial statements are in agreement with the books of account.

We also report to you our opinion as to:

- whether the Company has kept proper books of account;
- whether the directors' report is consistent with the financial statements; and
- whether at the balance sheet date there existed a financial situation which may require the company to convene an extraordinary general meeting of the Company; such a financial situation may exist if the net assets of the Company, as stated in the Company balance sheet, are not more than half of its called-up share capital.

We also report to you if, in our opinion, any information specified by law regarding directors' remuneration and directors' transactions is not disclosed and, where practicable, include such information in our report.

We read the other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only: the Company Profile, Business Principles, Management, Interview, Corporate Highlights 2006, Trends in Public Sector Financing, Management Discussion, Business Development, Share, People and Principles of Remuneration, Social Responsibility, Risk, Corporate Governance and the Directors' report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 December 2006 and of its profit and cash flows for the year then ended;

- the Parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Acts 1963 to 2006, of the state of the parent company's affairs as at 31 December 2006 and of its cash flows for the year then ended;

- the financial statements have been properly prepared in accordance with the Companies Acts, 1963 to 2006 and Article 4 of the IAS Regulation and the European Communities (Credit Institutions : Accounts) Regulations, 1992

We have obtained all the information and explanations which we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company and proper returns adequate for our audit have been received from branches of the Company not visited by us. The Company balance sheet is in agreement with the books of account.

In our opinion, the information given in the directors' report is consistent with the financial statements.

The net assets of the Company, as stated in the Company balance sheet, are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2006 a financial situation which, under Section 40 (1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the Company.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin, Ireland

22 March 2007

Consolidated income statement

	Note	Year ended 31 December 2006 €m	2005 €m
Interest and similar income	6	8,508	7,545
Interest expense and similar charges	6	-8,083	-7,123
Net interest income		**425**	**422**
Fee and commission income	7	40	29
Fee and commission expense	7	-8	-9
Net fee and commission income		**32**	**20**
Net trading income	8	140	-114
Gains less losses from financial assets	9	277	480
Other operating income	10	-	7
Total operating income		**874**	**815**
Operating expenses	11	-228	-215
Net operating profit before impairment losses		**646**	**600**
Impairment losses on loans and advances	13	-	-3
Operating profit / Profit before taxation		**646**	**597**
Taxation	14	-139	-122
Profit for the year- continuing operations		**507**	**475**
Result from discontinued operations	15	19	-
Profit for the year		**526**	**475**
Attributable to:			
Equity holders of the Parent		526	475
Earnings per share attributable to the equity holders of the Parent (expressed in € per share):	16		
- Basic earnings per share			
- Continuing operations		1.48	1.39
- Discontinued operations		0.05	-
- Total basic earnings per share		**1.53**	**1.39**
- Diluted earnings per share			
- Continuing operations		1.48	1.39
- Discontinued operations		0.05	-
- Total diluted earnings per share		**1.53**	**1.39**

The notes on pages 113 to 185 are an integral part of these consolidated financial statements.

Gerhard Bruckermann
Director

Dr. Reinhard Grzesik
Director

Maurice O'Connell
Director

Elaine Tiernan
Company Secretary

22 March 2007

Consolidated balance sheet

	Note	As at 31 December	
		2006 €m	2005 €m
ASSETS			
Cash and balances with central banks	17	1,743	1,457
Treasury bills and other eligible bills	18	-	1
Loans and advances to banks	19	34,708	42,870
Trading securities	20	1,311	210
Derivative financial instruments	21	6,880	8,147
Other financial assets at fair value through profit or loss	22	2,075	586
Loans and advances to customers	23	125,247	116,437
Investment securities – available-for-sale	24	50,833	58,776
Intangible assets	26	53	55
Property, plant and equipment	27	26	24
Deferred income tax assets	35	39	52
Other assets	28	30	15
Total assets		**222,945**	**228,630**
LIABILITIES			
Deposits from banks	29	63,199	67,023
Other deposits	30	31,118	29,779
Derivative financial instruments and other trading liabilities	21	12,583	17,541
Due to customers	31	7,904	7,672
Debt securities in issue	32	102,857	101,612
Other borrowed funds	33	2,133	2,378
Other liabilities	34	100	97
Current income tax liabilities		69	51
Deferred income tax liabilities	35	141	110
Retirement benefit obligations	36	64	63
Total liabilities		**220,168**	**226,326**
EQUITY			
Equity attributable to equity holders of the Parent			
Share capital	40	106	106
Share premium	40	1,142	1,142
Retained earnings	42	1,402	940
Other reserves	43	127	116
Total equity		**2,777**	**2,304**
Total equity and liabilities		**222,945**	**228,630**

The notes on pages 113 to 185 are an integral part of these consolidated financial statements.

Gerhard Bruckermann
Director

Dr. Reinhard Grzesik
Director

Maurice O'Connell
Director

Elaine Tiernan
Company Secretary

22 March 2007

Company balance sheet

	Note	As at 31 December 2006 €m	2005 €m
ASSETS			
Cash and balances with central banks	17	1,699	1,408
Loans and advances to banks	19	45,020	39,868
Trading securities	20	747	79
Derivative financial instruments	21	6,223	6,006
Other financial assets at fair value through profit or loss	22	1,846	561
Loans and advances to customers	23	39,026	35,050
Investment securities – available-for-sale	24	32,475	34,718
Shares in Group undertakings	25	2,278	2,305
Intangible assets	26	9	10
Property, plant and equipment	27	16	18
Deferred income tax assets	35	21	11
Other assets	28	60	48
Total assets		**129,420**	**120,082**
LIABILITIES			
Deposits from banks	29	71,037	60,846
Other deposits	30	31,118	29,739
Derivative financial instruments and other trading liabilities	21	9,264	11,560
Due to customers	31	7,327	7,297
Debt securities in issue	32	6,976	7,238
Other borrowed funds	33	971	1,065
Other liabilities	34	51	52
Current income tax liabilities		12	2
Deferred income tax liabilities	35	19	4
Retirement benefit obligations	36	3	5
Total liabilities		**126,778**	**117,808**
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	40	106	106
Share premium	40	1,142	1,142
Capital reserve	41	903	903
Retained earnings	42	433	97
Other reserves	43	58	26
Total equity		**2,642**	**2,274**
Total equity and liabilities		**129,420**	**120,082**

The notes on pages 113 to 185 are an integral part of these consolidated financial statements.

Gerhard Bruckermann
Director

Reinhard Grzesik
Director

Maurice O'Connell
Director

Elaine Tiernan
Company Secretary

22 March 2007

Consolidated statement of changes in equity - Group

€m	Share capital	Share premium	Retained earnings	Unrealised gains/ losses on cashflow hedges	Unrealised gains/ losses on available for sale securities	Total share-holders equity	Minority interest	Total equity
Balance at 1 January 2005	**106**	**1,142**	**538**	**3**	**86**	**1,875**	**9**	**1,884**
Profit for the year	-	-	475	-	-	475	-	475
Net change in available for sale investments, net of tax	-	-	-	-	28	28	-	28
Net changes in cash flow hedges, net of tax.	-	-	-	-1	-	-1	-	-1
Total recognised profit	**-**	**-**	**475**	**-1**	**28**	**502**	**-**	**502**
Dividends	-	-	-58	-	-	-58	-	-58
Purchase of own shares	-	-	-47	-	-	-47	-	-47
Share based payments	-	-	32	-	-	32	-	32
Acquisition of minority interest	-	-	-	-	-	-	-9	-9
Balance at 31 December 2005	**106**	**1,142**	**940**	**2**	**114**	**2,304**	**-**	**2,304**
Profit for the year	-	-	526	-	-	526	-	526
Net change in available for sale investments, net of tax	-	-	-	-	11	11	-	11
Net changes in cash flow hedges, net of tax	-	-	-	-	-	-	-	-
Total recognised profit	**-**	**-**	**526**	**-**	**11**	**537**	**-**	**537**
Dividends	-	-	-86	-	-	-86	-	-86
Purchase of own shares	-	-	-9	-	-	-9	-	-9
Share based payments	-	-	31	-	-	31	-	31
Balance at 31 December 2006	**106**	**1,142**	**1,402**	**2**	**125**	**2,777**	**-**	**2,777**

The notes on pages 113 to 185 are an integral part of these consolidated financial statements.

Statement of changes in equity - Company

€ m	Share capital	Share premium	Capital reserve	retained earnings	Unrealised gains/ losses on available for sale securities	Total share-holders equity
Balance at 1 January 2005	**106**	**1,142**	**903**	**26**	**19**	**2,196**
Profit for year	-	-	-	144	-	144
Net change in available for sale investments, net of tax	-	-	-	-	7	7
Total recognised Profit	**-**	**-**	**-**	**144**	**7**	**151**
Dividends	-	-	-	-58	-	-58
Purchase of own shares	-	-	-	-47	-	-47
Share based payments	-	-	-	32	-	32
Balance at 31 December 2005	**106**	**1,142**	**903**	**97**	**26**	**2,274**
Profit for the year	-	-	-	400	-	400
Net change in available for sale investments, net of tax	-	-	-	-	32	32
Total recognised profit	**-**	**-**	**-**	**400**	**32**	**432**
Dividends	-	-	-	-86	-	-86
Purchase of own shares	-	-	-	-9	-	-9
Share based payments	-	-	-	31	-	31
Balance at 31 December 2006	**106**	**1,142**	**903**	**433**	**58**	**2,642**

The notes on pages 113 to 185 are an integral part of these consolidated financial statements.

Cash flow statement

	Note	Group 2006 €m	Group 2005 €m	Company 2006 €m	Company 2005 €m
Cash flows from operating activities					
Net profit before taxation		**646**	**597**	**474**	**171**
Adjustments for non-cash movements:					
Depreciation and amortisation of tangible and intangible assets		9	9	5	6
Foreign exchange gain/loss		4	-2	7	1
Net (increase)/decrease in accrued interest income		-884	-1,280	-753	-779
Net increase/(decrease) in accrued interest expenditure		1,046	1,056	724	679
Provisions for losses on loans		-	3	-	3
Net gains on sale of investment securities and loans		-277	-480	-147	-231
Other non cash items		-41	-34	-38	71
Net (increase)/decrease in loans and advances to banks		-1,904	-5,444	-10,488	-11,355
Net (increase)/decrease in loans and advances to customers		-16,027	-12,543	-7,323	-3,041
Purchase of investment securities		-13,767	-32,495	-12,098	-22,798
Sale/maturity of investment securities		18,989	22,657	14,445	16,209
Net (increase)/decrease in other assets		-6	1	-12	-19
Net increase/(decrease) in deposits from other banks		-2,110	5,668	11,613	8,175
Net increase/(decrease) in other deposits		3,182	6,771	3,223	6,730
Net increase/(decrease) in amounts due to customers		585	1,627	360	1,875
Net increase/(decrease) in debt securities issued		6,017	15,154	174	2,320
Net increase/(decrease) in other liabilities		-502	1,118	-484	1,056
Net (increase)/decrease in trading securities and other receivables		-1,257	243	-1,920	-5
Net (increase)/decrease in derivatives		-347	-5	-391	259
Net cash from operating activities		**-6,644**	**2,621**	**-2,629**	**-673**
Tax paid		-61	-161	-55	-50
Cash flows from investing activities					
Acquisition of subsidiaries		-	-29	-	-144
Disposal of subsidiaries		-	-	-	176
Purchase of property and equipment		-13	-8	-4	-6
Sale of property and equipment		3	-	2	-
Purchase of intangible assets		-1	-4	-	-
Net cash from investing activities		**-11**	**-41**	**-2**	**26**

Cash flow statement (continued)

	Note	Group 2006 €m	Group 2005 €m	Company 2006 €m	Company 2005 €m
Cash flows from financing activities					
Purchase of own shares		-9	-47	-9	-47
New issues of other borrowed funds		-	800	-	699
Repayments of other borrowed funds		-220	-	-95	-
Issue of ordinary shares		-	-	-	-
Dividends paid		-86	-58	-86	-58
Net cash from financing activities		**-315**	**695**	**-190**	**594**
Net increase in cash and cash equivalents		**-7,031**	**3,114**	**-2,876**	**-103**
Cash and cash equivalents at the beginning of the year	**45**	**12,049**	**8,797**	**6,843**	**6,812**
Effect of exchange rate changes on cash and cash equivalents		-70	138	-63	134
Cash and cash equivalents at the end of the year	**45**	**4,948**	**12,049**	**3,904**	**6,843**

Included in the cash flows for the year are the following amounts:

	Group 2006 €m	Group 2005 €m	Company 2006 €m	Company 2005 €m
Interest income received	7,624	6,265	3,306	2,465
Interest expense paid	-7,037	-6,067	-3,160	-2,400
Dividend income received	-	-	162	59

The notes on pages 113 to 185 are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1. General information

DEPFA BANK plc is a provider of financial services to public sector clients worldwide. The Group serves public sector authorities by providing for their financial needs with a broad range of products and services. It is a Dublin-based public limited company, incorporated under Irish law, with a network of subsidiaries and branch offices across Europe, as well as in the Americas and Asia. Its shares are listed on the Frankfurt Stock Exchange. The Group is regulated by the Irish Financial Regulator.

2. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation
These consolidated financial statements have been prepared in accordance with European Union (EU) endorsed International Financial Reporting Standards ("IFRS"), IFRIC interpretations and the Companies Acts, 1963 to 2006 applicable to companies reporting under IFRS and the European Communities (Credit Institutions: Accounts) Regulations, 1992. The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of available for sale investments, financial assets and liabilities at fair value through the profit or loss and derivatives.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 4.

Consolidation
Subsidiaries
Subsidiaries comprise all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls an entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the net fair value of the identifiable assets, liabilities, and contingent liabilities of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred.

The financial statements of all subsidiaries are drawn up to the year ended 31 December, and the accounting policies applied in the preparation of all subsidiary IFRS financial statements included in the consolidated financial statements are consistent with the Group accounting policies.

Minority interests comprise minority shareholders' proportionate share in shareholders' equity and net income. The Group applies the parent company method of consolidation. Therefore, goodwill can arise on the acquisition of minority interests and the sale of such interests can give rise to a profit or loss in the income statement.

Common Control Transactions
Common control transactions are business combinations involving businesses or entities under common control. These transactions are accounted for at book value. Consequently, any differences between consideration paid/received and the book value are transferred directly to shareholders' equity and no goodwill arises.

In 2002, the DEPFA Group was reorganised, the purpose of which was to de-merge the Property Finance and IT Services activities from the Public Finance business and which resulted in the formation of the current parent company, DEPFA BANK plc. This de-merger was treated as a discontinued operation.

DEPFA BANK plc was created by a share for share exchange with the previous parent company, DEPFA Deutsche Pfandbriefbank AG. This share for share exchange and other transfers of assets and property as part of the reorganisation were treated as a transaction under common control and accounted for at book value.

Under Irish company law, a share premium was created on the above share for share exchange. A merger adjustment arose being the difference between the fair value of the shares issued and the book value of the net assets acquired. The merger adjustment was transferred to retained earnings.

The Group availed of the exemption in IFRS 1 to apply IFRS to business combinations, including common control transactions, from 15 March 2002, the date of the Group restructuring.

Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment

is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

The Group's primary segments are based on the nature of the products provided ("business segment") whereas the secondary segments are based on the geographical location of the booking entity ("geographical segment").

Expenses incurred centrally, including expenses incurred by support, administrative and back-office functions are charged to the business segments as far as they are reasonably attributable to the business segments' activities in accordance with their estimated proportionate share of overall activities.

Segment assets and liabilities are those assets and liabilities that are directly attributable to the operating activities of the segment. A calculated share of equity is allocated to each segment.

Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency').

The consolidated financial statements are presented in Euro, which is the functional and presentation currency of the parent.

(b) Transactions and balances

Foreign currency transactions are translated into Euro using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

Translation differences on equities held at fair value through the profit and loss account are reported as part of the fair value gain or loss in the income statement. Translation differences on equities classified as available for sale are included in the fair value reserve in equity.

(c) Group companies

The results and financial position of all the Group entities that have a functional currency other than Euro are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

(iii) all resulting exchange differences are recognised as a separate component of equity.

Interest income and expense

Interest income and expense are recognised in the income statement for all interest bearing financial instruments using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options) but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

The interest element of all derivative and fair valued financial instruments is included in net interest income.

Fee and commission income

Fees and commissions which are not part of the effective interest rate calculation are generally recognised on an accruals basis when the service has been provided. Loan syndication fees are recognised as income when the syndication has been completed and the Group has retained no part of the loan package for itself or retained a part at the same effective interest rate as the other participants.

Commitment fees, together with related direct costs, for loan facilities where draw down is probable are deferred and recognised as an adjustment to the effective interest on the loan once drawn. Commitment fees in relation to facilities where draw down is not probable are recognised over the term of the commitment in fee and commission income.

Other advisory and service fees are recognised when the service has been provided.

Financial assets and liabilities

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity investments; and available-for-sale financial assets. Financial liabilities are held at fair value through profit and loss or at amortised cost. Management determines the classification of its financial instruments at initial recognition or in accordance with the transition rules set out in IFRS 1, as appropriate.

(a) Financial assets and financial liabilities at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss prior to 1 September 2005 or, if later, at inception. A financial asset is classified as fair value through profit or loss if acquired principally for the purpose of selling in the short term (held for trading) or if so designated by management in accordance with the fair value rules as set out in IAS 39 "Financial Instruments: Recognition and Measurement", namely:

- The designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets and liabilities or the gains and losses arising on them on different bases; or

- A group of financial assets or liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to management.

Derivatives are also categorised as held for trading unless they are designated as hedges. Interest on financial assets and financial liabilities at fair value through profit or loss and interest on trading derivatives is included in net interest income. Other gains and losses arising from changes in fair value are included directly in the income statement within the trading result.

(b) Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

On initial recognition, each financial asset is assessed, based on observable market data and judgement where appropriate, as to whether it is quoted in an active market.

(c) Held-to-maturity
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity. Were the Group to sell other than an insignificant amount of held-to-maturity assets, the entire category would be tainted and reclassified as available for sale.

(d) Available-for-sale
Available-for-sale investments are those intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates or exchange rates.

Regular-way purchases and sales of financial assets at fair value through profit or loss, held-to-maturity and available-for-sale are recognised on trade-date – the date on which the Group commits to purchase or sell the asset.

Financial instruments at fair value through profit or loss are initially recognised at fair value with transaction costs being taken to the income statement. Other financial instruments are initially recognised at fair value plus transaction costs. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all risks and rewards of ownership.

Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest rate method.

Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value.

Gains and losses arising from changes in the fair value of financial assets at fair value through profit or loss are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognised directly in equity, until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity is recognised in the income statement. However, interest calculated using the effective interest method and foreign currency gains and losses on monetary assets classified as available-for-sale are recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the Group's right to receive payment is established.

The fair values of financial instruments in active markets are based on current bid prices for assets and offer prices for liabilities. If the market for a financial instrument is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, discounted cash flow analysis or other valuation techniques commonly used by market participants.

Financial liabilities are derecognised when they are extinguished – that is when the obligation is discharged, cancelled, or expires.

Financial guarantee contracts
Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due, in accordance with the terms of a debt instrument.

Financial guarantees are initially recognised in the financial statements at fair value on the date the guarantee was given. Subsequent to initial recognition, the Group's liabilities under such guarantees are measured at the higher of the initial measurement, less amortization calculated to recognize in the income statement the fee income earned on a straight line basis over the life of the guarantee and the best estimate of the expenditure required to settle any financial obligation arising at the balance sheet date. These estimates are determined based on experience of similar transactions and history of past losses, supplemented by the judgment of Management.

Derivative financial instruments and hedge accounting

Derivatives
Derivatives are used for trading and hedging purposes. They include, in particular, interest rate swaps, cross-currency swaps, interest rate options, foreign exchange forwards, interest rate futures, and credit derivatives.

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and options pricing models, as appropriate.

All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e. the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. Where such evidence exists, the Group recognises profits on day one being the difference between the transaction and fair value at initial recognition. Where such evidence does not exist, day one profit is deferred and recognised in the income statement to the extent that it arises from a change in a factor (including time) that market participants would consider in setting a price. Straight line amortisation is used where it approximates the above. Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred day one profits or losses.

Embedded Derivatives
Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

Hedging derivatives
The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

(a) hedges of the fair value of recognised assets or liabilities or firm commitments (fair value hedge); or,

(b) hedges of highly probable future cash flows attributable to a recognised asset or liability, or a forecasted transaction (cash flow hedge).

Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(a) Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are

attributable to the hedged risk. The ineffective portion is included in the trading result with the remainder of the fair value movement on the underlying and the derivative being included in interest.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to the income statement over the period to maturity.

(b) Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement in the trading result.

Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss (for example, when the forecast sale that is hedged takes place). The transfer is to the income statement account which includes the hedged item.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Derivatives that do not qualify for hedge accounting
The Group maintains trading positions in a variety of financial instruments including derivatives. Trading transactions arise both as a result of activity generated by customers and from proprietary trading with a view to generating incremental income.

Some derivatives, while being economic hedges, do not meet detailed hedge accounting criteria under IFRS. Derivatives that do not qualify for hedge accounting are accounted for as part of the trading portfolio.

Offsetting financial instruments
Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

Sale and repurchase agreements
Securities sold subject to repurchase agreements ('repos') are carried as assets in the financial statements when the transferee has the right by contract or custom to sell or repledge the collateral; the counterparty liability is included in deposits from banks or deposits due to customers, as appropriate. Securities purchased under agreements to resell ('reverse repos') are recorded as loans and advances to banks or loans and advances to customers, as appropriate. The difference between sale and repurchase price is treated as interest and accrued over the life of the agreements using the effective interest method.

Impairment of financial assets

(a) Assets carried at amortised cost

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

(i) significant financial difficulty of the issuer or obligor;

(ii) a breach of contract, such as a default or delinquency in interest or principal payments;

(iii) the Group granting to the borrower, for economic or legal reasons relating to the borrower's financial difficulty, a concession that the Group would not otherwise consider;

(iv) it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(v) the disappearance of an active market for that financial asset because of financial difficulties; or

(vi) observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:
- adverse changes in the payment status of borrowers in the group; or
- national or local economic conditions that correlate with defaults on the assets in the group.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

When a loan is uncollectable, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the provision for loan impairment in the income statement.

The property lending portfolio in DEPFA Deutsche Pfandbriefbank AG is secured by a charge over the properties and by guarantees from third party banks, including Aareal Bank AG. The requirement for specific property loan loss provisions is determined by considering the fair value of the total collateral.

(b) Assets carried as available for sale

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available for sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in the income statement – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement. If, in a subsequent period, the fair value of a debt instrument as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement.

Property, plant and equipment

Land and buildings comprise mainly branches and offices. All property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the assets.

Subsequent costs are included in the asset's carrying amount or are recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to write-down their cost to their residual values over their estimated useful lives, as follows:

Estimated useful life, in years	
Buildings	50
IT-equipment	3
Furniture, fixtures and office equipment	5
Machinery and equipment	5
Vehicle fleet	5

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset's fair value less costs to sell and value in use.

Gains and losses on disposals are determined by comparing proceeds with carrying amount and are recognised in the income statement.

Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired entity at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in 'intangible assets'. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(b) Computer software

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on a straight line basis based on their expected useful lives (three years).

Leases

The leases entered into by the Group are operating leases. The total payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise balances with less than three months' maturity from the date of acquisition, including: cash and non restricted balances with central banks, treasury bills and other eligible bills, and loans and advances to banks, excluding loans and advances to other Group entities.

Employee benefits

(a) Pension obligations

The Group operates two types of pension schemes – defined benefit schemes and defined contribution schemes.

A defined contribution scheme is a pension plan under which the Group pays fixed contributions into a separate fund. In these plans the Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit scheme is a pension plan that is not a defined contribution scheme. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, together with adjustments for past service costs. The defined benefit obligation, which is unfunded, is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to the income statement as they are identified. Past-service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the Group pays contributions to privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) Share compensation scheme

The Group operates an incentive compensation programme under which share awards are made to employees and directors of the Group for no consideration. The fair value of employee services received is measured by reference to the fair value of the share award at the award date and is recognised as an expense in the income statement over the vesting period with a corresponding credit to equity. At each balance sheet date, the entity revises its estimate of the number of shares that are expected to vest. It recognises the impact of the revision of the original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

Income Tax

Current income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognised as an expense in the period in which profits arise. The tax effects of income tax losses available for carry forward are recognised as an asset when it is probable that future taxable profits will be available against which these losses can be utilised.

Deferred income tax is provided in full on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the difference will not reverse in the foreseeable future.

Deferred income tax related to the fair value re-measurement of available-for-sale investments and cash flow hedges, which are charged or credited directly to equity, is also credited or charged directly to equity and is subsequently recognised in the income statement together with the deferred gain or loss.

Issued debt and borrowings
The classification of instruments as a financial liability or an equity instrument is dependent upon the substance of the contractual arrangement. Instruments which carry a contractual obligation to deliver cash or another financial asset to another entity are classified as financial liabilities and are presented under deposits from banks, and due to customers, debt securities in issue, or other borrowed funds as appropriate. The dividends on these instruments are recognised in the income statement as interest expense.

If the Group purchases its own debt, it is removed from the balance sheet and the difference between the carrying amount of the liability and the consideration paid is included in other operating income or operating expenses.

Share capital
(a) Share issue costs
Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(b) Dividends on ordinary shares
Dividends on ordinary shares are recognised in equity in the period in which they are approved by the Company's shareholders or paid (if declared by the directors). Dividends for the year that are declared after the balance sheet date are dealt with in Note 44.

(c) Own shares
Where the Company or other members of the consolidated Group purchases the Company's equity share capital, the consideration paid is deducted from total equity as own shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in equity.

Comparatives
Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

Prospective Accounting Standards
The Group has chosen not to early adopt the following standard and interpretations that were issued but not yet effective for accounting periods beginning on 1 January 2006:
- IFRS 7, Financial Instruments: disclosure
- IFRS 8, Operating segments (effective 1 January 2008)
- IFRIC 7, Applying the restatement approach under IAS 29 (effective 1 March 2006)
- IFRIC 9, Reassessment of embedded derivative (effective 1 June 2006)
- IFRIC 10, Interim Financial Reporting and Impairment (effective 1 November 2006)
- IFRIC 12, Service Concession Arrangements (effective 1 January 2009)

The Group is currently considering the impact of these accounting standards on its financial statements. Once adopted, it does not expect that they will have a material impact on the Group's financial position.

However IFRS 7 will impact the disclosures the Group will make for financial instruments in 2007 and onwards.

In August 2005 the IASB published IFRS 7 '"Financial instruments: Disclosures". This new standard revises and enhances the disclosure requirements of IAS 32, 'Financial instruments: disclosure and presentation', and IAS 30, 'Disclosures in the financial statements of banks and similar financial institutions', and combines them in one document. On the same date, the IASB published an amendment to IAS 1, 'Presentation of financial statements', relating to capital disclosures. The amendment requires an entity to disclose certain qualitative and quantitative data about its capital (equity resources). IFRS 7 and the amendment to IAS 1 are effective for the year ended 31 December 2007.

There were no new accounting standards or amendments effective in 2006 which had a material effect on the Group.

3. Financial risk management

Strategy in using financial instruments
The Group is party to various types of financial instruments in the normal course of business to generate incremental income, to reduce its own exposure to fluctuations in interest and exchange rates and to meet the financing need of its customers. These financial instruments involve to varying degrees, exposure to loss in the event of a default by a counterparty ("credit risk") and exposure to future changes in interest and exchange rates ("market risk"). In addition, the Group is exposed to liquidity risk to the extent that it is exposed to regular calls on its available cash resources.

In the course of the Group's banking activities, it makes significant use of financial instruments, including derivatives. The Group purchases assets at both fixed and floating rates and for varying maturities. Where deemed appropriate, the Group then manages the interest rate risk on these fixed rate positions, by swapping them into a floating rate exposure, using interest rate derivatives.

The Group also raises finance at both floating and fixed rates and for varying maturities. In a similar manner to the asset side, the Group will manage the interest rate risk on fixed rate positions, where deemed appropriate, by converting them into a floating rate exposure, using interest rate derivatives.

The Group also trades in financial instruments, where it takes proprietary positions in both exchange traded and over the counter (OTC) financial instruments. These positions are taken with a view to taking advantage of short term market movements in for example, interest rates, foreign exchange rates and credit spreads.

Fair value hedges:
The Group hedges substantially all of the fixed interest rate risk in its long term financial assets and financial liabilities, through fair value hedges using a variety of interest rate derivatives. The Group also hedges foreign exchange risk using a variety of foreign exchange derivatives. The net fair value of these derivatives at 31 December 2006 was -€ 4,662 million (2005: -€ 7,886 million).

Cash flow hedges:
The Group also hedges a portion of the cash flow interest rate and foreign currency risk, arising on future payments and receipts on variable rate assets and liabilities. The Group manages this risk through the use of cross currency interest rate swaps. The net fair value of these derivatives at 31 December 2006 was -€ 429 million (2005: -€ 234 million).

The Group's policies and objectives in managing the risks that arise in connection with the use of financial instruments are set out in the directors report on pages 98 to 101.

Credit Risk
The Group takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts owed in full when due. Impairment provisions are provided for losses that have been incurred at the balance sheet date. Significant changes in the economy, or in the health of a particular segment that represents a concentration in the Group's portfolio, could result in losses that are different from those provided for at the balance sheet date. Management therefore carefully manages its exposure to credit risk.

The Group restricts its exposure to credit losses by entering into collateral support agreements and master netting arrangements with counterparties with which it undertakes a significant volume of transactions.

Under the terms of the Collateral Support Agreement, in the event that the value of a counterparty's derivative exposure to the Group exceeds a defined limit, the counterparty must post collateral to the amount of the excess with the Group. In the event of a default by the counterparty, the Group then has recourse to the collateral, up to the amount of the loss suffered.

Master netting arrangements do not generally result in an offset of balance sheet assets and liabilities, as transactions are usually settled on a gross basis. However, the credit risk associated with favourable contracts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are terminated and settled on a net basis. The Group's overall exposure to credit risk on derivative instruments subject to master netting arrangements can change substantially within a short period, as it is affected by each transaction subject to the arrangement.

Assets are allocated geographically based on the location of the credit risk. Liabilities are allocated on the basis of the location of the counterparty where this can be identified. Credit commitments are allocated based on the location of the credit risk.

Included in unallocated liabilities are all debt securities in issue where the counterparty cannot be specifically identified as the securities are transferable.

Geographical concentrations of assets, liabilities and off-balance sheet items

	Group			Company		
	Total assets	Total liabilities	Credit commitments	Total assets	Total liabilities	Credit commitments
31 December 2006 € m						
Germany	53,261	19,485	238	10,401	6,729	217
Italy	36,769	592	1,893	22,271	587	1,776
France	12,212	7,268	463	3,642	6,752	159
United Kingdom	16,278	40,222	1,258	11,854	35,267	1,258
Spain	12,818	384	535	4,460	384	157
Austria	8,235	152	-	1,074	98	-
Greece	9,235	95	-	3,939	95	-
Ireland	767	15,221	90	26,523	30,309	5
Other European countries	30,950	15,795	946	13,890	15,631	580
USA	25,177	21,250	18,501	17,244	20,286	18,501
Canada	5,387	2,281	313	3,333	2,281	313
Japan	6,726	4,712	19	5,913	4,712	19
Other Asian countries	2,545	1,143	-	1,839	1,010	-
Other countries	2,585	2,175	85	759	1,974	85
Shares in Group undertakings	-	-	-	2,278	-	-
Unallocated assets / liabilities	-	89,393	-	-	663	-
Total	**222,945**	**220,168**	**24,341**	**129,420**	**126,778**	**23,070**

Geographical concentrations of assets, liabilities and off-balance sheet items

	Group			Company		
	Total assets	Total liabilities	Credit commitments	Total assets	Total liabilities	Credit commitments
31 December 2005 € m						
Germany	65,541	29,395	76	19,689	8,617	67
Italy	37,061	1,269	1,277	20,097	1,257	1,158
France	17,766	8,854	113	7,639	8,207	91
United Kingdom	16,448	46,927	1,299	10,533	40,579	1,292
Spain	13,930	365	930	3,918	364	88
Austria	10,030	772	-	1,436	731	-
Greece	8,248	99	-	3,312	99	-
Ireland	2,848	7,081	48	21,987	16,334	24
Other European countries	23,741	13,183	3,595	9,311	12,715	3,258
USA	17,618	14,206	14,014	10,299	12,657	13,866
Canada	5,154	2,386	-	3,503	1,872	-
Japan	5,687	4,033	80	4,623	4,031	80
Other Asian counties	1,017	600	36	749	310	-
Other countries	3,541	2,134	5	681	2,839	-
Shares in Group undertakings	-	-	-	2,305	-	-
Unallocated assets / liabilities	-	95,022	-	-	7,196	-
Total	**228,630**	**226,326**	**21,473**	**120,082**	**117,808**	**19,924**

The concentration of credit risk by counterparty type for loans and advances to banks and customers, securities and derivatives is summarised below:

	Group 31/12/2006				Company 31/12/2006			
€ m	Loans	Securities	Derivatives	Total	Loans	Securities	Derivatives	Total
Public authorities	144,906	50,441	71	195,418	47,490	32,895	71	80,456
Companies and private individuals	5,856	274	64	6,194	2,306	-	64	2,370
Banks and financial institutions	11,039	1,658	6,745	19,442	36,096	327	6,088	42,511
	161,801	**52,373**	**6,880**	**221,054**	**85,892**	**33,222**	**6,223**	**125,337**

	Group 31/12/2005				Company 31/12/2005			
€ m	Loans	Securities	Derivatives	Total	Loans	Securities	Derivatives	Total
Public authorities	136,320	58,549	26	194,895	40,335	34,411	5	74,751
Companies and private individuals	2,844	462	59	3,365	610	387	15	1,012
Banks and financial institutions	20,704	1	8,062	28,767	34,533	-	5,986	40,519
	159,868	**59,012**	**8,147**	**227,027**	**75,478**	**34,798**	**6,006**	**116,282**

Geographic risk concentrations within the Group's on balance sheet portfolio are as follows:

	Group (Nominals)	
€ m	31/12/06	31/12/05
Germany	47,663	52,564
Italy	33,164	32,316
USA	19,113	13,249
Spain	12,454	13,152
United Kingdom	11,436	7,503
France	10,006	12,028
Austria	8,009	9,195
Greece	7,917	7,600
Japan	6,412	5,209
Netherlands	4,742	1,331
Supranational	4,655	5,366
Canada	4,543	4,501
Portugal	3,910	3,827
Poland	3,899	3,221
Switzerland	2,501	1,850
Belgium	2,144	2,432
Hungary	2,137	1,223
Sweden	1,733	1,756
Denmark	1,336	949
Finland	1,323	1,364
South Korea	1,046	468
Other	4,442	2,842
	194,585	**183,946**

Market risk:
Market risks arise from open positions in interest rate, currency and equity products, all of which are exposed to general and specific market movements. The Group applies a 'value at risk' methodology to estimate the market risk of positions held and the maximum losses expected, based upon a number of assumptions for various changes in market conditions. The Board sets limits on the value at risk that may be accepted, which is monitored on a daily basis.

Two of the principle components of market risk for the Group are currency risk and fair value interest rate risk.

Currency risk

The Group takes on exposure to effects of fluctuations in the prevailing foreign currency exchange rates on its financial position and cash flows. The Board sets limits on the level of exposure by currency and in total for both overnight and intra-day positions, which are monitored daily. The table below summarises the Group's exposure to foreign currency exchange rate risk at 31 December. Included in the table are the Group's assets and liabilities at carrying amounts, categorised by currency.

Concentrations of assets, liabilities and off balance sheet items

	EUR	USD	JPY	GBP	Other	Total
As at 31 December 2006 – Group € m						
Assets						
Cash and balances with central banks	1,742	-	1	-	-	1,743
Loans and advances to banks	24,937	3,887	1,320	1,607	2,957	34,708
Trading securities	837	178	-	17	279	1,311
Derivative financial instruments	6,527	2,623	-3,720	253	1,197	6,880
Other financial instruments at fair value through P&L	5	1,470	-	551	49	2,075
Loans and advances to customers	84,165	21,068	2,298	10,756	6,960	125,247
Investment securities - available for sale	35,360	5,275	6,521	2,412	1,265	50,833
Intangible assets	59	-	-7	1	-	53
Property, plant and equipment	24	2	-	-	-	26
Deferred income tax assets	21	1	17	-	-	39
Other assets	19	1	-	1	9	30
Total assets	**153,696**	**34,505**	**6,430**	**15,598**	**12,716**	**222,945**
Liabilities						
Deposits from banks	44,148	6,950	4,054	6,542	1,505	63,199
Other deposits	6,737	16,649	986	2,998	3,748	31,118
Derivative financial instruments and other trading liabilities	15,995	-5,080	-2,304	3,361	611	12,583
Due to customers	1,539	3,741	792	1,437	395	7,904
Debt securities in issue	80,020	12,227	2,891	1,200	6,519	102,857
Other borrowed funds	2,133	-	-	-	-	2,133
Other liabilities	86	5	2	4	3	100
Current income tax liabilities	62	-	1	6	-	69
Deferred income tax liabilities	143	-	-2	-	-	141
Retirement benefit obligations	64	-	-	-	-	64
Total liabilities	**150,927**	**34,492**	**6,420**	**15,548**	**12,781**	**220,168**
Net on-balance sheet position	**2,769**	**13**	**10**	**50**	**-65**	**2,777**
Credit commitments	**3,791**	**17,886**	**19**	**1,306**	**1,339**	**24,341**

	EUR	USD	JPY	GBP	Other	Total
As at 31 December 2005 – Group € m						
Assets						
Cash and balances with central banks	1,358	1	98	-	-	1,457
Treasury bills and other eligible bills	-	-	-	-	1	1
Loans and advances to banks	34,139	4,210	1,401	1,387	1,733	42,870
Trading securities	162	20	-	18	10	210
Derivative financial instruments	7,010	-400	-999	-387	2,923	8,147
Other financial instruments at fair value through P&L	-	-	-	561	25	586
Loans and advances to customers	81,984	18,660	1,840	7,193	6,760	116,437
Investment securities - available for sale	44,384	5,124	5,630	2,072	1,566	58,776
Intangible assets	55	-	-	-	-	55
Property, plant and equipment	22	1	-	1	-	24
Deferred income tax assets	42	-	10	-	-	52
Other assets	-	6	2	5	2	15
Total assets	**169,156**	**27,622**	**7,982**	**10,850**	**13,020**	**228,630**
Liabilities						
Deposits from banks	50,081	7,492	2,857	4,748	1,845	67,023
Other deposits	10,689	11,491	1,934	2,755	2,910	29,779
Derivative financial instruments and other trading liabilities	19,216	-4,237	-177	1,125	1,614	17,541
Due to customers	4,370	1,961	196	922	223	7,672
Debt securities in issue	79,900	10,830	3,185	1,306	6,391	101,612
Other borrowed funds	2,378	-	-	-	-	2,378
Other liabilities	1	48	4	42	2	97
Current income tax liabilities	51	2	-	-2	-	51
Deferred income tax liabilities	111	-	-	-1	-	110
Retirement benefit obligations	63	-	-	-	-	63
Total liabilities	**166,860**	**27,587**	**7,999**	**10,895**	**12,985**	**226,326**
Net on-balance sheet position	**2,296**	**35**	**-17**	**-45**	**35**	**2,304**
Credit commitments	**4,820**	**13,970**	**80**	**1,300**	**1,303**	**21,473**

	EUR	USD	JPY	GBP	Other	Total
As at 31 December 2006 – Company € m						
Assets						
Cash and balances with central banks	1,698	-	1	-	-	1,699
Loans and advances to banks	27,992	9,598	1,581	2,508	3,341	45,020
Trading securities	730	-	-	17	-	747
Derivative financial instruments	5,923	2,967	-3,387	213	507	6,223
Other financial instruments at fair value through P&L	5	1,290	-	551	-	1,846
Loans and advances to customers	15,404	9,751	1,955	7,989	3,927	39,026
Investment securities - available for sale	22,049	3,267	5,494	1,326	339	32,475
Shares in Group undertakings	2,278	-	-	-	-	2,278
Intangible assets	9	-	-	-	-	9
Property, plant and equipment	14	2	-	-	-	16
Deferred income tax asset	3	1	17	-	-	21
Other assets	46	3	1	1	9	60
Total assets	**76,151**	**26,879**	**5,662**	**12,605**	**8,123**	**129,420**
Liabilities						
Deposits from other banks	50,314	9,063	4,458	5,791	1,411	71,037
Other deposits	6,737	16,649	986	2,998	3,748	31,118
Derivative financial instruments and other trading liabilities	12,749	-5,241	-1,041	2,154	643	9,264
Due to customers	1,010	3,693	792	1,437	395	7,327
Debt securities in issue	1,689	2,696	467	205	1,919	6,976
Other borrowed funds	971	-	-	-	-	971
Other liabilities	42	1	1	4	3	51
Current income tax liabilities	4	1	1	6	-	12
Deferred income tax liabilities	19	-	-	-	-	19
Retirement benefit obligations	3	-	-	-	-	3
Total liabilities	**73,538**	**26,862**	**5,664**	**12,595**	**8,119**	**126,778**
Net on-balance sheet position	**2,613**	**17**	**-2**	**10**	**4**	**2,642**
Credit commitments	**2,627**	**17,864**	**19**	**1,306**	**1,254**	**23,070**

	EUR	USD	JPY	GBP	Other	Total
As at 31 December 2005 – Company € m						
Assets						
Cash and balances with central banks	1,310	-	98	-	-	1,408
Loans and advances to banks	29,685	4,804	938	2,340	2,101	39,868
Trading securities	61	-	-	18	-	79
Derivative financial instruments	4,355	-10	-887	402	2,146	6,006
Other financial instruments at fair value through P&L	-	-	-	561	-	561
Loans and advances to customers	17,073	7,946	1,416	4,262	4,353	35,050
Investment securities - available for sale	25,648	3,115	4,671	946	338	34,718
Shares in Group undertakings	2,305	-	-	-	-	2,305
Intangible assets	10	-	-	-	-	10
Property, plant and equipment	16	1	-	1	-	18
Deferred income tax asset	1	-	10	-	-	11
Other assets	7	3	2	34	2	48
Total assets	**80,471**	**15,859**	**6,248**	**8,564**	**8,940**	**120,082**
Liabilities						
Deposits from other banks	46,731	5,562	2,840	3,909	1,804	60,846
Other deposits	10,689	11,491	1,934	2,715	2,910	29,739
Derivative financial instruments and other trading liabilities	14,144	-5,651	674	677	1,716	11,560
Due to customers	4,058	1,905	189	922	223	7,297
Debt securities in issue	1,469	2,540	619	327	2,283	7,238
Other borrowed funds	1,065	-	-	-	-	1,065
Other liabilities	7	-2	3	42	2	52
Current income tax liabilities	2	2	-	-2	-	2
Deferred income tax liabilities	4	-	-	-	-	4
Retirement benefit obligations	5	-	-	-	-	5
Total liabilities	**78,174**	**15,847**	**6,259**	**8,590**	**8,938**	**117,808**
Net on-balance sheet position	**2,297**	**12**	**-11**	**-26**	**2**	**2,274**
Credit commitments	**3,411**	**13,904**	**80**	**1,293**	**1,236**	**19,924**

The classification of derivative financial instruments as an asset or liability above is based on the overall fair value of the instrument at year end. To better reflect the manner in which the Group manages its foreign exchange, the notional amounts on both the pay and receive legs of the swap (in Euro equivalents) have been categorised according to their underlying currency.

Fair value interest rate risk

Fair value interest rate risk is the risk that the value of a financial instrument will fluctuate because of changes in market interest rates. The Group takes on exposure to the effects of fluctuations in the prevailing levels of market interest rates. Interest margins may increase as a result of such changes but may reduce or create losses in the event that unexpected movements arise.

The table below summarises the Group's exposure to interest rate risks. Included in the table are the Group's assets and liabilities at carrying amounts, categorised by the earlier of contractual repricing or maturity dates. Expected repricing and maturity dates do not differ significantly from the contract dates.

	Up to 3 months	3-6 months	6-12 months	1-5 years	Over 5 years	Non interest bearing	Total
As at 31 December 2006 – Group € m							
Assets							
Cash and balances with central banks	1,743	-	-	-	-	-	1,743
Loans and advances to banks	17,106	2,390	2,149	5,217	7,846	-	34,708
Trading securities	72	347	136	465	291	-	1,311
Derivative financial instruments	-44,341	10,271	5,205	29,923	5,822	-	6,880
Other financial instruments at fair value through P&L	576	204	-	1,295	-	-	2,075
Loans and advances to customers	43,866	12,445	5,337	16,195	47,404	-	125,247
Investment securities - available for sale	5,831	5,314	3,862	5,762	30,064	-	50,833
Intangible assets	-	-	-	-	-	53	53
Property, plant and equipment	-	-	-	-	-	26	26
Deferred income tax assets	-	-	-	-	-	39	39
Other assets	-	-	-	-	-	30	30
Total assets	**24,853**	**30,971**	**16,689**	**58,857**	**91,427**	**148**	**222,945**
Liabilities							
Deposits from banks	55,886	5,557	1,432	-67	391	-	63,199
Other deposits	27,126	3,081	907	-	4	-	31,118
Derivative financial instruments and other trading liabilities	-62,707	2,894	6,548	15,866	49,982	-	12,583
Due to customers	5,933	1,276	343	211	141	-	7,904
Debt securities in issue	18,660	3,894	6,951	38,479	34,873	-	102,857
Other borrowed funds	501	-	312	851	469	-	2,133
Other liabilities	-	-	-	-	-	100	100
Current income tax liabilities	-	-	-	-	-	69	69
Deferred income tax liabilities	-	-	-	-	-	141	141
Retirement benefit obligations	-	-	-	-	-	64	64
Total liabilities	**45,399**	**16,702**	**16,493**	**55,340**	**85,860**	**374**	**220,168**
Net interest repricing gap	**-20,546**	**14,269**	**196**	**3,517**	**5,567**	**-226**	**2,777**

	Up to 3 months	3-6 months	6-12 months	1-5 years	Over 5 years	non interest bearing	Total
As at 31 December 2005 – Group € m							
Assets							
Cash and balances with central banks	1,455	-	2	-	-	-	1,457
Treasury bills and other eligible bills	1	-	-	-	-	-	1
Loans and advances to banks	20,782	5,705	1,013	5,805	9,565	-	42,870
Trading securities	13	96	23	10	68	-	210
Derivative financial instruments	-59,720	-2,399	4,664	32,235	33,367	-	8,147
Other financial instruments at fair value through P&L	586	-	-	-	-	-	586
Loans and advances to customers	31,479	10,222	3,329	22,482	48,925	-	116,437
Investment securities - available for sale	3,725	3,296	4,921	5,789	41,045	-	58,776
Intangible assets	-	-	-	-	-	55	55
Property, plant and equipment	-	-	-	-	-	24	24
Deferred income tax assets	-	-	-	-	-	52	52
Other assets	-	-	-	-	-	15	15
Total assets	**-1,679**	**16,920**	**13,952**	**66,321**	**132,970**	**146**	**228,630**
Liabilities							
Deposits from banks	51,926	12,319	1,931	192	655	-	67,023
Other deposits	24,292	2,919	2,568	-	-	-	29,779
Derivative financial instruments and other trading liabilities	-84,965	-16,863	8,259	22,906	88,204	-	17,541
Due to customers	4,616	2,259	179	415	203	-	7,672
Debt securities in issue	13,481	6,904	2,188	43,318	35,721	-	101,612
Other borrowed funds	777	-	-	756	845	-	2,378
Other liabilities	-	-	-	-	-	97	97
Current income tax liabilities	-	-	-	-	-	51	51
Deferred income tax liabilities	-	-	-	-	-	110	110
Retirement benefit obligations	-	-	-	-	-	63	63
Total liabilities	**10,127**	**7,538**	**15,125**	**67,587**	**125,628**	**321**	**226,326**
Net interest repricing gap	**-11,806**	**9,382**	**-1,173**	**-1,266**	**7,342**	**-175**	**2,304**

	Up to 3 months	3-6 months	6-12 months	1-5 years	Over 5 years	non interest bearing	Total
As at 31 December 2006 – Company € m							
Assets							
Cash and balances with central banks	1,699	-	-	-	-	-	1,699
Loans and advances to banks	35,705	2,676	1,215	1,143	4,281	-	45,020
Trading securities	-	-	-	461	286	-	747
Derivative financial instruments	-11,828	9,151	2,408	5,437	1,055	-	6,223
Other financial instruments at fair value through P&L	347	204	-	-	1,295	-	1,846
Loans and Advances to Customers	17,777	4,040	1,290	2,931	12,988	-	39,026
Investment securities - available for sale	4,821	3,463	1,573	2,043	20,575	-	32,475
Shares in Group undertakings	-	-	-	-	-	2,278	2,278
Intangible assets	-	-	-	-	-	9	9
Property, plant and equipment	-	-	-	-	-	16	16
Deferred income tax asset	-	-	-	-	-	21	21
Other assets	-	-	-	-	-	60	60
Total assets	**48,521**	**19,534**	**6,486**	**12,015**	**40,480**	**2,384**	**129,420**
Liabilities							
Deposits from other banks	62,508	6,779	1,222	52	476	-	71,037
Other deposits	27,125	3,081	907	-	5	-	31,118
Derivative financial instruments and other trading liabilities	-37,440	2,112	3,496	6,687	34,409	-	9,264
Due to customers	5,697	1,125	284	167	54	-	7,327
Debt securities in issue	3,689	525	575	1,495	692	-	6,976
Other borrowed funds	700	-	-	-	271	-	971
Other liabilities	-	-	-	-	-	51	51
Current income tax liabilities	-	-	-	-	-	12	12
Deferred income tax liabilities	-	-	-	-	-	19	19
Retirement benefit obligations	-	-	-	-	-	3	3
Total liabilities	**62,279**	**13,622**	**6,484**	**8,401**	**35,907**	**85**	**126,778**
Net interest repricing gap	**-13,758**	**5,912**	**2**	**3,614**	**4,573**	**2,299**	**2,642**

As at 31 December 2005 – Company € m	Up to 3 months	3-6 months	6-12 months	1-5 years	Over 5 years	Non Interest Bearing	Total
Assets							
Cash and balances with central banks	1,408	-	-	-	-	-	1,408
Treasury bills and other eligible bills	29,170	5,622	186	774	4,116	-	39,868
Loans and advances to banks	-	-	-	10	69	-	79
Trading securities	-34,190	-1,591	4,132	12,193	25,462	-	6,006
Derivative financial instruments	561	-	-	-	-	-	561
Other financial instruments at fair value through P&L	11,635	3,238	478	2,441	17,258	-	35,050
Investment securities – available-for-sale	2,875	1,490	2,253	1,307	26,793	-	34,718
Shares in Group undertakings	-	-	-	-	-	2,305	2,305
Intangible assets	-	-	-	-	-	10	10
Property, plant and equipment	-	-	-	-	-	18	18
Deferred income tax asset	-	-	-	-	-	11	11
Other assets	-	-	-	-	-	48	48
Total assets	**11,459**	**8,759**	**7,049**	**16,725**	**73,698**	**2,392**	**120,082**
Liabilities							
Deposits from other banks	48,545	10,686	1,446	20	149	-	60,846
Other deposits	24,266	2,905	2,568	-	-	-	29,739
Derivative financial instruments and other trading liabilities	-63,360	-9,720	3,573	16,068	64,999	-	11,560
Due to customers	4,613	2,212	168	210	94	-	7,297
Debt securities in issue	3,726	962	406	1,419	725	-	7,238
Other borrowed funds	795	-	-	-	270	-	1,065
Other liabilities	-	-	-	-	-	52	52
Current income tax liabilities	-	-	-	-	-	2	2
Deferred income tax liabilities	-	-	-	-	-	4	4
Retirement benefit obligations	-	-	-	-	-	5	5
Total liabilities	**18,585**	**7,045**	**8,161**	**17,717**	**66,237**	**63**	**117,808**
Net interest repricing gap	**-7,126**	**1,714**	**-1,112**	**-992**	**7,461**	**2,329**	**2,274**

The table below summarises the effective interest rate by major currencies for monetary financial instruments not carried at fair value through profit or loss:

As at 31 December 2006 – Group	EUR %	USD %	JPY %	GBP %
Assets				
Cash and balances with central banks	3.6			
Loans and advances to banks	4.1	5.2	2.1	4.6
Loans and advances to customers	4.2	5.6	2.2	4.7
Investment securities	4.1	5.5	2.3	4.4
Liabilities				
Deposits from banks	3.5	5.3	0.5	5.1
Other deposits	3.5	5.3	0.4	5.1
Due to customers	3.7	5.2	0.5	5.1
Debt securities in issue	4.1	3.8	1.9	4.9
Other borrowed funds	7.7			

As at 31 December 2005 – Group	EUR %	USD %	JPY %	GBP %
Assets				
Cash and balances with central banks	2.3			
Loans and advances to banks	3.1	4.2	1.2	4.6
Loans and advances to customers	4.2	5.4	2.6	4.5
Investment securities	4.1	5.2	2.0	3.2
Liabilities				
Deposits from banks	2.3	4.2	0.1	4.6
Other deposits	2.3	4.2		4.6
Due to customers	2.3	4.3	0.4	4.6
Debt securities in issue	4.1	3.9	2.1	4.7
Other borrowed funds	5.0			

As at 31 December 2006 - Company	EUR %	USD %	JPY %	GBP %
Assets				
Cash and balances with central banks	3.6			
Loans and advances to banks	3.8	4.7	2.2	4.3
Loans and advances to customers	3.4	5.2	2.0	4.7
Investment securities	3.9	5.5	1.4	4.4
Liabilities				
Deposits from banks	3.5	5.2	0.5	5.1
Other deposits	3.5	5.3	0.4	5.1
Due to customers	3.5	5.2	0.5	5.1
Debt securities in issue	2.6	4.4	2.4	5.2
Other borrowed funds	3.7			

As at 31 December 2005 - Company	EUR %	USD %	JPY %	GBP %
Assets				
Cash and balances with central banks	2.3			
Loans and advances to banks	2.6	4.3	0.7	4.5
Loans and advances to customers	3.5	4.8	1.9	4.2
Investment securities	4.1	5.6	2.0	3.7
Liabilities				
Deposits from banks	2.2	4.2	0.1	4.6
Other deposits	2.3	4.2	0.0	4.6
Due to customers	2.2	4.2	0.4	4.6
Debt securities in issue	2.3	4.2	2.1	4.7
Other borrowed funds	3.9			

The majority of the Group's interest earning assets are entered into at a fixed rate of interest. The fair value interest rate risk on these positions, is mitigated, where desirable from a treasury perspective, using interest rate derivatives.

A large proportion of the Group's interest earning liabilities, are entered into at a fixed rate, for periods of up to one year. Where longer dated fixed rate liabilities are issued, the fair value risk on these positions is also mitigated through the use of interest rate derivatives.

The above repricing tables indicates the exposure of the Group to fair value interest rate risk, on both its asset and liability positions with fixed interest rates, showing the period of time until when they next reprice. To better reflect how the Group manages interest rate risk, the fair values on both the pay and receive legs of the derivative have been included in the derivative assets and derivative liabilities lines as appropriate, and have been categorised by the next repricing date. This disclosure gives a more accurate indicator of the net repricing exposure in each time period, and reflects to a greater degree how the Group manages its interest rate risk.

Liquidity Risk

The Group is exposed to daily calls on its available cash resources from overnight deposits, current accounts, maturing deposits, loan draw-downs and guarantees, and from margin and other calls on cash-settled derivatives. The Group does not maintain cash resources to meet all of these needs, as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty. The Board sets limits on the minimum proportion of maturing funds available to meet such calls and on the minimum level of inter-bank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand.

The table below analyses the Group's assets and liabilities into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

As at 31 December 2006 – Group € m	Up to 3 months	3-12 months	1-5 years	Over 5 years	Non-financial Instruments	Total
Assets						
Cash and balances with central banks	1,712	31	-	-	-	1,743
Loans and advances to banks	8,286	4,300	7,477	14,645	-	34,708
Trading securities	8	76	869	358	-	1,311
Derivative financial instruments	572	230	1,702	4,376	-	6,880
Other financial instruments at fair value through P&L	456	153	1,295	171	-	2,075
Loans and advances to customers	3,934	7,347	21,894	92,072	-	125,247
Investment securities - available for sale	840	2,112	6,531	41,350	-	50,833
Intangible assets	-	-	-	-	53	53
Property, plant and equipment	-	-	-	-	26	26
Deferred income tax assets	-	-	-	-	39	39
Other assets	-	-	-	-	30	30
Total assets	**15,808**	**14,249**	**39,768**	**152,972**	**148**	**222,945**
Liabilities						
Deposits from banks	53,354	7,175	1,225	1,445	-	63,199
Other deposits	27,125	3,989	-	4	-	31,118
Derivative financial instruments and other trading liabilities	690	430	2,085	9,378	-	12,583
Due to customers	4,786	1,186	1,379	553	-	7,904
Debt securities in issue	6,089	9,432	43,791	43,545	-	102,857
Other borrowed funds	1	-1,972	851	3,253	-	2,133
Other liabilities	-	-	-	-	100	100
Current income tax liabilities	-	-	-	-	69	69
Deferred income tax liabilities	-	-	-	-	141	141
Retirement benefit obligations	-	-	-	-	64	64
Total liabilities	**92,045**	**20,240**	**49,331**	**58,178**	**374**	**220,168**
Net liquidity gap	**-76,237**	**-5,991**	**-9,563**	**94,794**	**-226**	**2,777**

As at 31 December 2005 – Group € m	Up to 3 months	3-12 months	1-5 years	Over 5 years	Non-financial instruments	Total
Assets						
Cash and balances with central banks	1,446	11	-	-	-	1,457
Treasury and other eligible bills	1	-	-	-	-	1
Loans and advances to banks	13,293	9,553	7,810	12,214	-	42,870
Trading securities	-	-	107	103	-	210
Derivative financial instruments	111	223	1,909	5,904	-	8,147
Other financial instruments at fair value through P&L	-	-	-	586	-	586
Loans and advances to customers	3,616	4,878	28,215	79,728	-	116,437
Investment securities available for sale	338	1,048	6,399	50,991	-	58,776
Intangible assets	-	-	-	-	55	55
Property, plant and equipment	-	-	-	-	24	24
Deferred income tax assets	-	-	-	-	52	52
Other assets	-	-	-	-	15	15
Total assets	**18,805**	**15,713**	**44,440**	**149,526**	**146**	**228,630**
Liabilities						
Deposits from banks	50,498	14,357	832	1,336	-	67,023
Other deposits	23,752	6,027	-	-	-	29,779
Derivative financial instruments and other trading liabilities	1,217	188	2,705	13,431	-	17,541
Due to customers	4,606	2,425	421	220	-	7,672
Debt securities in issue	2,413	5,644	49,332	44,223	-	101,612
Other borrowed funds	47	-	417	1,914	-	2,378
Other liabilities	-	-	-	-	97	97
Current income tax liabilities	-	-	-	-	51	51
Deferred income tax liabilities	-	-	-	-	110	110
Retirement benefit obligations	-	-	-	-	63	63
Total liabilities	**82,533**	**28,641**	**53,707**	**61,124**	**321**	**226,326**
Net liquidity gap	**-63,728**	**-12,928**	**-9,267**	**88,402**	**-175**	**2,304**

As at 31 December 2006 – Company € m	Up to 3 months	3-12 months	1-5 years	Over 5 years	Non-financial instruments	Total
Assets						
Cash and balances with central banks	1,673	26	-	-	-	1,699
Loans and advances to banks	28,974	3,132	2,605	10,309	-	45,020
Trading securities	-	-	461	286	-	747
Derivative financial instruments	335	132	514	5,242	-	6,223
Other financial instruments at fair value through P&L	227	153	-	1,466	-	1,846
Loans and advances to customers	1,029	1,231	6,254	30,512	-	39,026
Investment securities – available-for-sale	636	1,522	2,043	28,274	-	32,475
Shares in Group undertakings	-	-	-	-	2,278	2,278
Intangible assets	-	-	-	-	9	9
Property, plant and equipment	-	-	-	-	16	16
Deferred income tax assets	-	-	-	-	21	21
Other assets	-	-	-	-	60	60
Total assets	**32,874**	**6,196**	**11,877**	**76,089**	**2,384**	**129,420**
Liabilities						
Deposits from banks	59,937	7,257	1,285	2,558	-	71,037
Other deposits	27,125	3,989	-	4	-	31,118
Derivative financial instruments and other trading liabilities	415	149	839	7,861	-	9,264
Due to customers	4,559	1,001	1,334	433	-	7,327
Debt securities in issue	578	2,150	2,477	1,771	-	6,976
Other borrowed funds	-	-	-	971	-	971
Other liabilities	-	-	-	-	51	51
Current income tax liabilities	-	-	-	-	12	12
Deferred income tax liabilities	-	-	-	-	19	19
Retirement benefit obligations	-	-	-	-	3	3
Total liabilities	**92,614**	**14,546**	**5,935**	**13,598**	**85**	**126,778**
Net liquidity gap	**-59,740**	**-8,350**	**5,942**	**62,491**	**2,299**	**2,642**

As at 31 December 2005 – Company € m	Up to 3 months	3-12 months	1-5 years	Over 5 years	Non-financial instruments	Total
Assets						
Cash and balances with central banks	1,398	10	-	-	-	1,408
Loans and advances to banks	24,205	8,379	2,206	5,078	-	39,868
Trading securities	1	-	10	68	-	79
Derivative financial instruments	209	120	693	4,984	-	6,006
Other financial instruments at fair value through P&L	-	-	-	561	-	561
Loans and advances to customers	1,514	1,020	3,942	28,574	-	35,050
Investment securities - available-for-sale	236	931	1,394	32,157	-	34,718
Shares in Group undertakings	-	-	-	-	2,305	2,305
Intangible assets	-	-	-	-	10	10
Property, plant and equipment	-	-	-	-	18	18
Deferred income tax assets	-	-	-	-	11	11
Other assets	-	-	-	-	48	48
Total assets	**27,563**	**10,460**	**8,245**	**71,422**	**2,392**	**120,082**
Liabilities						
Deposits from banks	47,530	12,015	696	605	-	60,846
Other deposits	23,726	6,013	-	-	-	29,739
Derivative financial instruments and other trading liabilities	1,137	81	1,128	9,214	-	11,560
Due to customers	4,592	2,379	210	116	-	7,297
Debt securities in issue	121	964	4,026	2,127	-	7,238
Other borrowed funds	-	-	-	1,065	-	1,065
Other liabilities	-	-	-	-	52	52
Current income tax liabilities	-	-	-	-	2	2
Deferred income tax liabilities	-	-	-	-	4	4
Retirement benefit obligations	-	-	-	-	5	5
Total liabilities	**77,106**	**21,452**	**6,060**	**13,127**	**63**	**117,808**
Net liquidity gap	**-49,543**	**-10,992**	**2,185**	**58,295**	**2,329**	**2,274**

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities is fundamental to the liquidity management of the Group. The maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature are important factors in assessing the liquidity of the Group and its exposure to changes in interest rates and exchange rates.

Fair values of financial assets and liabilities

The following table summarises the carrying amounts and fair values of those financial assets and liabilities not presented on the Group's balance sheet at their fair value. Bid prices are used to estimate fair values of assets, whereas offer prices are applied for liabilities.

	Group € m			
	Carrying value		Fair value	
	2006	2005	2006	2005
Financial assets				
Loans and advances to banks	34,708	42,870	34,679	43,047
Loans and advances to customers	125,247	116,437	125,663	117,247
Financial liabilities				
Deposits from banks	63,199	67,023	63,202	67,023
Other deposits	31,118	29,779	31,118	29,779
Due to customers	7,904	7,672	7,900	7,673
Debt securities in issue	102,857	101,612	103,086	102,030
Other borrowed funds	2,133	2,378	2,189	2,498

	Company € m			
	Carrying value		Fair value	
	2006	2005	2006	2005
Financial assets				
Loans and advances to banks	45,020	39,868	44,916	39,871
Loans and advances to customers	39,026	35,050	39,005	35,125
Financial liabilities				
Deposits from banks	71,037	60,846	71,038	60,847
Other deposits	31,118	29,739	31,118	29,739
Due to customers	7,327	7,297	7,327	7,297
Debt securities in issue	6,976	7,238	6,975	7,224
Other borrowed funds	971	1,065	971	1,065

a) Deposits from banks

The fair value of floating rate placements and overnight deposits is their carrying amount. The estimated fair value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity.

b) Loans and advances to banks and customers

Loans and advances are net of provisions for impairment. The estimated fair value of loans and advances represents the discounted amount of estimated future cash flows expected to be received. Expected cash flows are discounted at current market rates to determine fair value.

c) Deposits and borrowings

The estimated fair value of deposits with no stated maturity, which includes non-interest-bearing deposits, is the amount repayable on demand. The estimated fair value of fixed interest-bearing deposits and other borrowings without quoted market price is based on discounted cash flows using interest rates for new debts with similar remaining maturity.

d) Debt securities in issue

The aggregate fair values are calculated based on quoted market prices. For those notes where quoted market prices are not available, a discounted cash flow model is used based on a current yield curve appropriate for the remaining term to maturity.

Gains and losses from fair value adjustments for recognised assets and liabilities

The following table details the gains and losses from fair value adjustments relating to available for sale investment securities, financial assets at fair value through P&L, and from hedge accounting:

	Group € m 2006			
	Hedge accounting	AFS investment securities	Financial instruments at fair value through P&L	Total fair value adjustments
Loans and advances to banks	70	-	-	70
Other financial instruments at fair value through P&L	-	-	3	3
Loans and advances to customers	-3,383	-	-	-3,383
Investment securities - available-for-sale	-2,941	-6	-	-2,947
Total assets	**-6,254**	**-6**	**3**	**-6,257**
Deposits from banks	-11	-	-	-11
Other deposits	3	-	-	3
Due to customers	-25	-	-	-25
Debt securities in issue	-2,959	-	-	-2,959
Other borrowed funds	-8	-	-	-8
Total liabilities	**-3,000**	**-**	**-**	**-3,000**
Hedging instruments	3,257	-	3	3,260
Net equity	**3**	**-6**	**6**	**3**

	Group € m 2005			
	Hedge accounting	AFS investment securities	Financial instruments at fair value through P&L	Total fair value adjustments
Loans and advances to banks	-419	-	-	-419
Other financial instruments at fair value through P&L	-	-	8	8
Loans and advances to customers	891	-	-	891
Investment securities - available-for-sale	623	26	-	649
Total assets	**1,095**	**26**	**8**	**1,129**
Deposits from banks	-49	-	-	-49
Other deposits	-4	-	-	-4
Due to customers	-3	-	-	-3
Debt securities in issue	-272	-	-	-272
Other borrowed funds	2	-	-	2
Total liabilities	**-326**	**-**	**-**	**-326**
Hedging instruments	-1,423	-	-3	-1,426
Net equity	**-2**	**26**	**5**	**29**

	Company € m 2006			
	Hedge accounting	AFS investment securities	Financial instruments at fair value through P&L	Total fair value adjustments
Loans and advances to banks	408	-	-	408
Other financial instruments at fair value through P&L	-	-	-3	-3
Loans and advances to customers	-969	-	-	-969
Investment securities - available-for-sale	-1,495	30	-	-1,465
Total assets	**-2,056**	**30**	**-3**	**-2,029**
Deposits from banks	30	-	-	30
Other deposits	2	-	-	2
Due to customers	-6	-	-	-6
Debt securities in issue	-7	-	-	-7
Other borrowed funds	-	-	-	-
Total liabilities	**19**	**-**	**-**	**19**
Hedging instruments	2,080	-	3	2,083
Net equity	**5**	**30**	**-**	**35**

	Company € m 2005			
	Hedge accounting	AFS investment securities	Financial instruments at fair value through P&L	Total fair value adjustments
Loans and advances to banks	-410	-	-	-410
Other financial instruments at fair value through P&L	-	-	3	3
Loans and advances to customers	22	-	-	22
Investment securities - available-for-sale	163	-7	-	156
Total assets	**-225**	**-7**	**3**	**-229**
Deposits from banks	-23	-	-	-23
Other deposits	-3	-	-	-3
Due to customers	1	-	-	1
Debt securities in issue	-104	-	-	-104
Other borrowed funds	-	-	-	-
Total liabilities	**-129**	**-**	**-**	**-129**
Hedging instruments	91	-	-3	88
Net equity	**-5**	**-7**	**-**	**-12**

4. Critical accounting estimates and judgements

The Group believes that of its significant accounting policies and estimates, the following may involve a higher degree of judgement and complexity.

Fair Value of Financial Instruments
Some of the Group's financial instruments are carried at fair value, including derivatives, available for sale investments and loans and receivables at fair value through profit or loss. Fair values are based on quoted market prices or appropriate pricing models. Where models are used, the methodology is to calculate the expected cash flows and discount these back to a present value. The models use independently sourced parameters including interest rate yield curves, equity prices, option volatility and currency rates. The calculation of fair value for any instrument may require adjustment to reflect credit risk (where not embedded in the model used). The valuation model used for a specific instrument, the quality and liquidity of market data and other adjustments all require the exercise of judgement. The use of different models or other assumptions could result in changes in reported financial results.

Investment Securities
Investment securities are included as either available for sale investments or loans and receivables.

Available for sale investments are valued at fair value using market values where available. Where market values are not available, fair values are represented by the use of other means such as price quotations for similar investments, or pricing models.

Loans and receivables have fixed or determinable payments, recover substantially all of their initial investment other than for reasons of credit and must not be quoted in an active market. Due to the specialised market in which the Group operates and the fact that the majority of the Group's securities trades are done on a bilateral basis, judgement is required as to whether an active market may be held to exist in a security. Details of the fair value of financial assets not carried at fair value in the financial statements are disclosed in Note 3. If an active market was held to exist for these assets, the movement in fair value, net of tax, would be posted to equity.

The Group conducts regular impairment reviews of its available for sale portfolio and considers indicators such as downgrades in credit ratings or breaches of covenants as well as the application of judgement in determining whether the creation of a provision is appropriate. The use of different models or other assumptions and methods with respect to the valuation of investment securities could result in changes in reported financial results.

Taxation
The taxation charge includes amounts due to fiscal authorities in the various territories in which the Group operates and includes estimates based on a judgement of the application of law and practice in certain cases to determine the quantification of any liabilities arising. In arriving at such estimates, management assesses the relative merits and risks of tax treatments assumed, taking into account statutory, judicial and regulatory guidance and, where appropriate, external advice.

Impairment provisions
Where there is a risk that the Group will not receive full repayment of the amount advanced, provisions are made in the financial statements to reduce the carrying value of loans and receivables to the amount expected to be recovered. The estimation of credit losses is inherently uncertain and depends on many factors such as general economic conditions, cash flows, structural changes and other external factors.

The calculation of specific provisions is based on discounted cash flows. Certain aspects of this process may require estimation, such as the amounts and timing of future cash flows.

The Group considered the impact of a change in +/- 5% of the net present value of the estimated cash flows for all loans tested for impairment. This impact is considered to be insignificant.

The Group consider on that the provisions for impairment were adequate based on information available at that time. However, actual losses may differ as a result of changes in the timing and amounts of cash flows or other economic events.

Pensions
The Group operates a defined benefit pension scheme. In determining the actual pension cost, the actuarial value of the liabilities of the scheme are calculated. This involves modelling their future growth and requires management to make assumptions as to price inflation, salary and pensions increases, and employee mortality. There are acceptable ranges in which these estimates can validly fall. The impact on the results for the period and financial position could be materially different if alternative assumptions were used.

Securitisations and Special Purpose Vehicles
The Group sponsors the formation of special purpose vehicles (SPVs) primarily for the purpose of allowing clients to hold investments, for securitisations transactions, and for buying or selling credit protection.
The Group does not consolidate SPVs that it does not control. As it can sometimes be difficult to determine whether the Group controls the SPV, it makes judgements about its exposure to the risks and rewards, as well as its ability to make operational decisions for the SPV in question.

5. Business segments

The Group is organised on a worldwide basis into the following main business segments:

Budget Finance
The Budget Finance segment incorporates the traditional public finance lending business of the Group in the form of bond and loan financing with public sector authorities. The bank does not take any interest rate risks within this segment. It also includes all of the Group's funding positions which are recharged to other segments at agreed rates. Other than floating trade instruments unhedged public sector loans and bonds are included in Global Markets.

Infrastructure Finance
Infrastructure Finance relates to financing of infrastructure projects. The Group focuses on projects providing essential infrastructure e.g. roads, bridges, tunnels, public buildings, and other essential services.

Client Product Services
This area of business comprises the provision of various forms of balance sheet financing as well as off-balance sheet products and services to customers. This segment relates specifically to derivative products, structured transactions, securitisation and advisory services.

Global Markets
Global Markets consists of the Group's unhedged loan and bond books and the Group's trading activities.

Corporate Centre
This segment contains overhead costs and project costs which cannot be allocated to other segments as well as the residual property portfolio of the DEPFA Deutsche Pfandbriefbank AG and surplus capital.

Segment assets and liabilities are those assets and liabilities that are directly attributable to the operating activities of the segment. A calculated share of equity is allocated to each segment based on the risk profile of the segment assets. Unallocated or surplus equity is retained at the Corporate Centre.

Expenses incurred centrally, including expenses incurred by support, administrative and back-office functions are charged to the business segments where practical in accordance with their estimated proportionate share of overall activities. Unallocated expenses are retained at the Corporate Centre.

2006 € m

€ m	Budget Finance	Infrastructure Finance	Client Product Service	Global Markets	Corporate Centre/ Consolidation items	Group
Net interest income	356	39	2	59	-31	425
Non interest revenues	283	16	59	85	6	449
Total revenues	**639**	**55**	**61**	**144**	**-25**	**874**
Total expenditure	**-84**	**-19**	**-24**	**-22**	**-79**	**-228**
Impairment losses on loans and advances	-	-	-	-	-	-
Profit before tax	**555**	**36**	**37**	**122**	**-104**	**646**
Taxation						-139
Profit for the year – continuing operations						**507**
Balance sheet						
Assets	**192,256**	**5,895**	**2,589**	**17,074**	**5,131**	**222,945**
Liabilities	**190,737**	**5,502**	**2,512**	**16,506**	**4,911**	**220,168**

2005 € m

€ m	Budget Finance	Infrastructure Finance	Client Product Services	Global Markets	Corporate Centre/ Consolidation items	Group
Net interest income	309	20	1	102	-10	422
Non interest revenues	132	5	21	244	-9	393
Total Revenues	**441**	**25**	**22**	**346**	**-19**	**815**
Total Expenditure	**-85**	**-14**	**-16**	**-34**	**-66**	**-215**
Impairment losses on loans and advances	-	-3	-	-	-	-3
Profit before tax	**356**	**8**	**6**	**312**	**-85**	**597**
Taxation						-122
Profit for the year - continuing operations						**475**
Balance sheet						
Assets	**206,887**	**1,884**	**92**	**12,292**	**7,475**	**228,630**
Liabilities	**205,624**	**1,761**	**66**	**11,485**	**7,390**	**226,326**

The Group's secondary segments are geographical in nature. For this purpose, a distinction is made between 'Ireland', 'Germany' and 'Other' based on the registered office or location of the respective Group company or branch office.

The calculation of results is based on the assumption that the Group companies in the region are legally independent units responsible for their respective operations.

€ m	Ireland	Germany	Other	Consolidation	Total
Revenues 2006	503	224	153	-6	874
Total Assets 31/12/06	154,936	63,916	22,657	-18,564	222,945

€ m	Ireland	Germany	Other	Consolidation	Total
Revenues 2005	463	313	37	2	815
Total Assets 31/12/05	139,830	83,521	17,070	-11,791	228,630

6. Net interest income

	2006 € m	2005 € m
Interest income		
Loans and advances	5,795	3,561
Other lending business and money market transactions	654	454
Fixed income securities	2,059	3,530
	8,508	**7,545**
Interest expense		
Asset-covered bonds	-3,527	-3,193
Other debt securities	-472	-447
Borrowings	-184	-137
Subordinated debt	-109	-110
Other banking transactions	-3,791	-3,236
	-8,083	**-7,123**

Included within interest income is € 7 million (2005: € 7 million) with respect to interest income on impaired loans.

7. Net fee and commission income

	2006 € m	2005 € m
Fee and commission income		
Commission income from liquidity facilities	22	14
Other fees	18	15
	40	**29**
Fee and commission expense		
Fees paid	-8	-9
	-8	**-9**

8. Net trading income

	2006 € m	2005 € m
Securities and derivatives held for trading	144	-113
Foreign exchange transaction gains less losses	-4	-1
	140	**-114**

9. Gains less losses from financial assets

Gains less losses from financial assets reflect income from the sale of non-trading book financial assets and amounted to € 277 million (2005: € 480 million).

10. Other operating income

	2006 € m	2005 € m
Other operating income	-	7
	-	**7**

Other operating income in 2005 it consists mainly of gains on buy-backs of debt securities issued, and refunds of property taxes.

11. Operating expenses

	2006 € m	2005 € m
Staff costs (Note 12)	-138	-132
Administrative expenses	-78	-72
Depreciation and amortisation (Note 26, Note 27)	-9	-9
Other operating expenditure	-3	-2
	-228	**-215**

Included in operating expenses are auditors' remuneration of € 2 million (2005: € 2 million) and operating lease rentals of € 11 million (2005: € 8 million).

12. Staff costs

	2006 €m	2005 €m
Wages and salaries	-122	-112
Social security costs	-6	-7
Pension costs:		
– defined contribution plans	-4	-4
– defined benefit plans (Note 36)	-6	-9
	-138	**-132**

The average number of persons employed by the Group during the year was 580 (2005: 465).

13. Impairment losses on loans and advances

	2006 €m	2005 €m
Loans and advances to customers (Note 23)	-	-3
	-	**-3**

14. Taxation

	2006 €m	2005 €m
Current tax	-77	-55
Deferred tax (Note 35)	-62	-67
	-139	-122

Further information about deferred income tax is presented in Note 35.

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the basic tax rate of the parent as follows:

	2006 €m	2005 €m
Profit before tax	646	597
Tax calculated at a tax rate of 12½% (2005: 12½%)	-81	-75
Effect of different tax rates in Ireland	-8	9
Effect of different tax rates in other countries	-50	-55
Other	-	-1
Income tax expense	-139	-122

15. Result from discontinued operations

	2006 €m	2005 €m
Other operating income	34	-
Total operating income	**34**	-
Operating expenses	-41	-
Operating profit	**-7**	-
Taxation	26	-
Profit for the year	**19**	-

During the year the Group received a tax refund and related interest in respect of a property company that was sold to Aareal Bank AG (Aareal) prior to its demerger in 2002. Under the terms of the demerger agreement with Aareal part of this refund was passed over to Aareal leaving a net profit after tax of 6 million.

Under the above mentioned demerger agreement the Group made payments to Aareal in previous years in respect of certain taxation assessments arising from a restructuring prior to the demerger. As a result of a High Court (BFH) tax case in Germany Aareal will recover taxes paid in this regard and the Group will recover payments made to Aareal. The profit after tax arising on this refund is 13.3 million.

The demerger of Aareal was accounted for as a discontinued operation in 2002 and therefore the above profits have been accounted for on a consistent basis.

16. Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year, excluding the average number of ordinary shares purchased by the Company and held as treasury shares.

There is no difference between the basic and diluted earnings per share as the company has no share options or convertible debt outstanding.

	2006	2005
Profit attributable to equity holders of the Company (€ millions)	526	475
Weighted average number of ordinary shares in issue (millions)	343	342
Basic earnings per share (expressed in € per share)	1.53	1.39
of which continuing operations	1.48	1.39
of which discontinued operations	0.05	-
Diluted earnings per share (expressed in € per share)	1.53	1.39
of which continuing operations	1.48	1.39
of which discontinued operations	0.05	-

17. Cash and balances with central banks

	Group		Company	
	2006 € m	2005 € m	2006 € m	2005 € m
Balances with central banks other than mandatory reserve deposits	808	755	804	755
Mandatory reserve deposits with central banks	935	702	895	653
	1,743	**1,457**	**1,699**	**1,408**

Mandatory reserve deposits are not available for use in the Group's day to day operations.

18. Treasury bills and other eligible bills

	Goup	
	2006 € m	2005 € m
Treasury bills	-	1
	-	1

19. Loans and advances to banks

	Group		Company	
	2006 € m	2005 € m	2006 € m	2005 € m
Public sector loans	23,669	22,166	8,924	5,335
Term deposits	2,641	5,002	1,955	2,874
Reverse repurchase agreements	1,574	4,414	1,371	4,403
Cash collateral	5,938	7,987	3,655	4,264
Other loans and advances	886	3,301	29,115	22,992
	34,708	**42,870**	**45,020**	**39,868**
Of which due from Group companies	-	-	28,582	22,382

20. Trading securities

	Group		Company	
	2006 € m	2005 € m	2006 € m	2005 € m
Debt Securities				
Government and other public sector securities	1,311	210	747	79
Total trading debt securities	**1,311**	**210**	**747**	**79**

21. Derivative financial instruments and trading liabilities

	Group		Company	
	2006 € m	2005 € m	2006 € m	2005 € m
Assets				
Derivatives	6,880	8,147	6,223	6,006
	6,880	**8,147**	**6,223**	**6,006**
Liabilities				
Derivatives	11,995	16,458	8,704	10,521
Short sales of securities	588	1,083	560	1,039
	12,583	**17,541**	**9,264**	**11,560**

Derivatives are contracts or agreements whose values are determined on the basis of changes in an underlying, such as interest rates, foreign exchange rates, securities prices, financial and commodity indices or other variables. The timing of cash receipts and payments for derivatives is generally determined by contractual agreement. Derivatives are either standardised contracts traded on exchanges or over-the-counter (OTC) contracts agreed individually by the parties to the contract. Futures and certain options are examples of standard exchange-traded derivatives. Forwards, swaps, and other option contracts are examples of OTC derivatives. OTC derivatives are not freely tradable. In the normal course of business, however, they may be terminated or assigned to another counterparty if the current party to the contract agrees.

Derivatives may be used for trading purposes or for risk management purposes. The Group uses derivative financial instruments primarily as a means of hedging the risk associated with asset/liability management in the context of interest bearing transactions. Interest rate derivatives are primarily entered into to hedge the fair value interest rate risk in fixed-rate assets and liabilities. Derivatives are also entered into, for the purpose of hedging foreign currency risks. Foreign exchange risks are primarily hedged by means of suitable fair value hedges for available for sale securities, loans extended and debt securities in issue. However, some derivatives used for risk management purposes do not qualify for hedge accounting and are therefore classified as part of the 'trading portfolio' in the Group financial statements.

Derivatives used by the Group include:

- Interest rate and currency swaps
- Interest rate futures, FRAs and interest rate options
- Forward foreign exchange contracts
- Credit default swaps

Interest rate swaps involve the exchange of fixed and variable rate interest payments between two parties at specified times based on a common nominal amount and maturity date. The nominal amounts are normally not exchanged.

Cross currency swaps have nominal amounts in two different currencies. The interest is paid in these two currencies. An exchange of the nominal amount often takes place at the beginning and at the end of the contract.

Interest rate options are contracts that allow the purchaser to enter into contracts on financial instruments or to buy or sell an underlying, at a specified price at a specified point of time. The option writer is obligated to buy, sell or enter into a financial instrument, if the purchaser chooses to exercise the option. Option contracts purchased or written by the Group include caps and floors, which are interest rate hedging instruments, as the agreed payment covers the difference in interest between the agreed interest rate and the market rate. Exposure to current and future movements in interest rates and the ability of the counterparties to meet the terms of the contracts represent the primary risks associated with interest rate options.

Futures are standardised exchange-traded contracts to receive or sell a specific financial instrument at a specific future date and price. FRAs (forward rate agreements) provide for the payment or receipt of the difference between a specified interest rate and reference rate at a future trade date. Interest rate risks reflect the material risks associated with such contracts. Where these are OTC transactions, counterparty default risk also exists.

Forward foreign exchange contracts involve an agreement to exchange two currencies at a specific price and date agreed in advance. Exposure to changes in foreign currency exchange rates and foreign interest rates and the counterparty default risk are the primary risks associated with forward foreign exchange contracts.

Credit default swaps are contracts which transfer credit risk on an underlying reference asset or group of assets from one party to another in exchange for a fee. The material risk from credit default swaps is exposure to changes in the credit risk of the underlying reference asset and the ability of the counterparties to meet the terms of the contracts.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group's exposure to credit or price risks. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market factors such as interest rates or foreign exchange rates relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable, and thus the aggregate fair values of derivative financial assets and liabilities, can fluctuate significantly from time to time. The fair values of derivative instruments held are set out below.

As at 31 December 2006	Group			Company		
		Fair values			Fair values	
	Contract/ notional amount	Assets	Liabilities	Contract/ notional amount	Assets	Liabilities
1) Derivatives held for trading						
Interest rate and currency swaps	97,149	2,906	2,847	219,893	4,773	4,756
Interest rate futures	6,286	1	5	6,286	1	5
Interest rate options purchased	4,645	23	3	4,601	22	3
Interest rate options written	5,777	1	32	5,722	1	32
Other interest rate derivative contracts	3,043	18	3	2,822	18	3
Foreign exchange contracts	13,457	66	196	11,079	56	179
Credit derivatives	14,513	57	10	15,206	17	3
	144,870	**3,072**	**3,096**	**265,609**	**4,888**	**4,981**
2) Derivatives held for hedging						
a) Derivatives designated as fair value hedges						
Interest rate and currency swaps	217,566	3,806	8,468	61,123	1,333	3,298
b) Derivatives designated as cash flow hedges						
Interest rate and currency swaps	1,936	2	431	1,906	2	425
Total derivative assets/(liabilities) held for hedging	**219,502**	**3,808**	**8,899**	**63,029**	**1,335**	**3,723**
Total recognised derivative assets/(liabilities)	**364,372**	**6,880**	**11,995**	**328,638**	**6,223**	**8,704**

As at 31 December 2005	Group			Company		
		Fair values			Fair values	
	Contract/ notional amount	Assets	Liabilities	Contract/ notional amount	Assets	Liabilities
1) Derivatives held for trading						
Interest rate and currency swaps	52,145	2,013	2,239	182,633	2,251	2,281
Interest rate futures	3,666	1	-	3,666	1	-
Interest rate options purchased	14,409	-	18	14,350	-	18
Interest rate options written	2,668	-	11	2,600	-	11
Other interest rate derivative contracts	1,098	10	1	1,098	10	1
Foreign exchange contracts	11,408	80	59	8,329	64	41
Credit derivatives	10,285	44	11	10,648	2	-
	95,679	**2,148**	**2,339**	**223,324**	**2,328**	**2,352**
2) Derivatives held for hedging						
a) Derivatives designated as fair value hedges						
Interest rate and currency swaps	216,944	5,999	13,885	58,275	3,678	7,952
b) Derivatives designated as cash flow hedges						
Interest rate and currency swaps	2,287	-	234	1,850	-	217
Total derivative assets liabilities held for hedging	**219,231**	**5,999**	**14,119**	**60,125**	**3,678**	**8,169**
Total recognised derivative assets liabilities	**314,910**	**8,147**	**16,458**	**283,449**	**6,006**	**10,521**

22. Other financial assets at fair value through profit or loss

	Group		Company	
	2006 €m	**2005 €m**	**2006 €m**	**2005 €m**
Loans and advances	1,846	561	1,846	561
Debt securities	229	25	-	-
	2,075	**586**	**1,846**	**561**

The loans and advances consist of a portfolio of loans that have been designated as at fair value through profit and loss to reduce the measurement inconsistency with the relevant hedging derivative.

The portfolio of debt securities have been designated at fair value through profit and loss as the performance is managed on a fair value basis.

23. Loans and advances to customers

	Group		Company	
	2006 €m	2005 €m	2006 €m	2005 €m
Public sector and infrastructure loans	123,417	113,684	39,028	34,509
Term deposits	1	56	1	255
Reverse repurchase agreements	6	289	-	289
Property loans	1,846	2,434	-	-
	125,270	**116,463**	**39,029**	**35,053**
Allowances for losses on loans and advances	-23	-26	-3	-3
	125,247	**116,437**	**39,026**	**35,050**
Of which due from Group companies	-	-	-	-

Allowance for losses on loans and advances

Movement in allowance for losses on loans and advances:

	Group		Company	
	2006 €m	2005 €m	2006 €m	2005 €m
Balance at 1 January	-26	-32	-3	-
Impairment losses (Note 13)	-	-3	-	-3
Loan transfers	3	9	-	-
Total	**-23**	**-26**	**-3**	**-3**

The total allowance for losses on loans and advances is made up as follows:

	Group		Company	
	2006 €m	2005 €m	2006 €m	2005 €m
Public sector and infrastructure loans	3	3	3	3
Property loans	20	23	-	-
	23	**26**	**3**	**3**

Interest accrued on impaired loans at 31st December 2006 amounted to nil (2005: nil).

24. Investment securities

	Group		Company	
	2006 € m	2005 € m	2006 € m	2005 € m
Securities available-for-sale				
Debt securities – at fair value :				
– listed	41,276	54,973	27,047	33,009
– unlisted	9,536	3,708	5,407	1,689
Equity securities – at fair value:				
– listed	-	-	-	-
– unlisted	21	95	21	20
Total securities available-for-sale				
	50,833	**58,776**	**32,475**	**34,718**

Net gains on disposal of investment securities for the year amounted to € 213 million (2005: € 152 million).

The movement in investment securities may be summarised as follows:

	Group Available-for-sale € m 2006	Group Available-for-sale € m 2005	Company Available-for-sale € m 2006	Company Available-for-sale € m 2005
At 1 January	**58,776**	**46,212**	**34,718**	**27,929**
Exchange differences	-1,250	523	-930	353
Additions	13,767	32,495	12,098	22,798
Disposals (sale and redemption)	-18,989	-22,657	-14,445	-16,209
Gains/(losses) from changes in fair value	-1,471	2,203	1,034	-153
At 31 December	**50,833**	**58,776**	**32,475**	**34,718**

The investment securities balance at 31 December is analysed by counterparty risk below:

	Group					
	2006 € m			2005 € m		
	AFS-debt securities	AFS-equity securities	Total AFS securities	AFS-debt securities	AFS-equity securities	Total AFS securities
Government bonds	45,820	-	45,820	54,226	-	54,226
Local government bonds	3,795	-	3,795	3,332	-	3,332
Other bonds and notes	1,198	20	1,218	1,123	95	1,218
Total	**50,813**	**20**	**50,833**	**58,681**	**95**	**58,776**

	Company					
	2006 € m			2005 € m		
	AFS-debt securities	AFS-equity securities	Total AFS securities	AFS-debt securities	AFS-equity securities	Total AFS securities
Government bonds	30,352	-	30,352	33,204	-	33,204
Local government bonds	1,788	-	1,788	1,127	-	1,127
Other bonds and notes	315	20	335	367	20	387
Total	**32,455**	**20**	**32,475**	**34,698**	**20**	**34,718**

25. Shares in Group undertakings

	Company	
	2006 € m	2005 € m
At 1 January	**2,305**	**2,437**
Capital repayments	-	-176
Impairment of investment	-27	-100
Net increase in investments	-	144
At 31 December	**2,278**	**2,305**

The impairment relates to the writedown of the investment in a subsidiary to its net asset value.

Shares in Group undertakings are included in the financial statements on a historical cost basis.
The Group undertakings at 31 December 2006 were:

Name	Principal Activity	Country of Incorporation	Registered Office	Share in Capital
DEPFA Bank Europe plc	Public finance banking	Ireland	1 Commons Street, Dublin 1, Ireland	100%
DEPFA Deutsche Pfandbriefbank AG	Public finance banking	Germany	Ludwig-Erhard-Str. 14, 65760 Eschborn, Germany	100%
DEPFA Investment Bank Ltd	Advisory services and placement of securities	Cyprus	10 Diomidous Street, 2024 Nicosia, Cyprus	100%
DEPFA ACS BANK	Issuance and ongoing administration of asset covered securities	Ireland	1 Commons Street, Dublin 1, Ireland	100%
DEPFA UK Ltd	Dormant	UK	105 Wigmore Street London W1U 1QY, UK	100%
DEPFA Finance N.V.	Financial services	Netherlands	Herengracht 551, 1017 BW Amsterdam, Netherlands	100%
DEPFA Bank plc Deferred Stock Trust	Purchase of shares for Incentive Compensation Programme	Jersey	1 Commons Street, Dublin 1, Ireland	-
DEPFA Asset Management Romania S.A.	Asset management	Romania	155 Calea Victoriei Street, Building D1, Bucharest, Romania	87.8%
DEPFA Royalty Management Ltd	Dormant	Ireland	1 Commons Street, Dublin 1, Ireland	100%
DEPFA International Holdings GmbH i.L	Holding company	Germany	Ludwig-Erhard-Str. 14, 65760 Eschborn, Germany	100%
DEPFA Erste GmbH	Dormant	Germany	Ludwig-Erhard-Str. 14, 65760 Eschborn, Germany	100%
Nebra Hold One Limited (formerly DEPFA Assurance Limited)	Dormant	Ireland	3 Harbourmaster Place, Dublin 1, Ireland	100%
DEPFA Hold Six	Holding Company	Ireland	1 Commons Street, Dublin 1, Ireland	100%
DEPFA Ireland Holdings Ltd	Holding Company	Ireland	1 Commons Street, Dublin 1, Ireland	100%
DEPFA Funding III LP	Special purpose vehicle for Tier I capital raising	UK	105 Wigmore Street London W1U 1QY, UK	100%
DEPFA Zweite GmbH i.L	Dormant	Germany	Ludwig-Erhard-Str. 14, 65760 Eschborn, Germany	100%
DEPFA Hold One Ltd	Holding company	Ireland	1 Commons Street, Dublin 1, Ireland	100%
DEPFA Hold Two Ltd	Holding company	Ireland	1 Commons Street, Dublin 1, Ireland	100%
DEPFA Hold Three Ltd	Holding company	Ireland	1 Commons Street, Dublin 1, Ireland	100%
DEPFA Hold Four Ltd	Holding company	Ireland	1 Commons Street, Dublin 1, Ireland	100%
DEPFA Holdings B.V	Holding company	Netherlands	Herengracht 551, 1017 BW Amsterdam, The Netherlands	100%
DEPFA Funding II LP	Special purpose vehicle for Tier 1 capital raising	UK	105 Wigmore Street London W1U 1QY, UK	100%
DBE Property Holdings Ltd	Holding of office equipment	Ireland	1 Commons Street, Dublin 1, Ireland	-
DEPFA Bank Representaçoes Ltd	Representative Office function of DEPFA Bank plc in Brazil	Brazil	Av. Brig. Faria Lima, 201 13º Floor – Suite 131, 05426-100 São Paulo, SP, Brazil	100%
DEPFA Performance Converging Markets Ltd	Special purpose vehicle in relation to asset management activities	Cayman	Walker House, Mary Street, PB Box 908 GT, George Town Grand Cayman, Cayman Islands	100%
The India Debt Opportunities Fund Ltd	Investing in public sector securities in India	Mauritius	c/o International Fund Services Limited, IFS Court, Twenty Eight, Cybercity, Ebene, Mauritius	100%
DEPFA Securities LLC	Securities Brokerage	USA	623, Fifth Avenue, 22rd floor, New York, NY 10022, USA	100%

26. Intangible assets

	Group			Company		
	Goodwill €m	Other intangible assets €m	Total €m	Goodwill €m	Other intangible assets €m	Total €m
Cost						
At 1 January 2005	33	-	33	7	-	7
Additions	18	4	22	-	3	3
Disposals	-	-	-	-	-	-
At 31 December 2005	51	4	55	7	3	10
Accumulated depreciation						
At 1 January 2005	-	-	-	-	-	-
Disposals	-	-	-	-	-	-
Amortisation charge for year	-	-	-	-	-	-
At 31 December 2005	-	-	-	-	-	-
Net book value						
At 31 December 2005	51	4	55	7	3	10
Cost						
At 1 January 2006	51	4	55	7	3	10
Additions	-	1	1	-	-	-
Disposals	-	-3	-3	-	-1	-1
At 31 December 2006	51	2	53	7	2	9
Accumulated depreciation						
At 1 January 2006	-	-	-	-	-	-
Disposals	-	-	-	-	-	-
Depreciation Charge for year	-	-	-	-	-	-
At 31 December 2006	-	-	-	-	-	-
Net book value						
At 31 December 2006	51	2	53	7	2	9

Other intangible assets include computer software.

27. Property, plant and equipment

	Group			Company		
	Land and property €m	Fixtures and fittings €m	Total €m	Land and property €m	Fixtures and fittings €m	Total €m
Cost						
At 1 January 2005	2	36	38	-	23	23
Additions	-	8	8	-	6	6
Disposals	-	-1	-1	-	-1	-1
At 31 December 2005	2	43	45	-	28	28
Accumulated depreciation						
At 1 January 2005	-	12	12	-	4	4
Disposals	-	-	-	-	-	-
Charge for year	-	9	9	-	6	6
At 31 December 2005	-	21	21	-	10	10
Net book value						
At 31 December 2005	2	22	24	-	18	18
Cost						
At 1 January 2006	2	43	45	-	28	28
Additions	-	13	13	-	4	4
Disposals	-	-6	-6	-	-2	-2
At 31 December 2006	2	50	52	-	30	30
Accumulated depreciation						
At 1 January 2006	-	21	21	-	10	10
Disposals	-	-4	-4	-	-1	-1
Charge for year	-	9	9	-	5	5
At 31 December 2006	-	26	26	-	14	14
Net book value						
At 31 December 2006	2	24	26	-	16	16

28. Other assets

	Group		Company	
	2006 €m	2005 €m	2006 €m	2005 €m
Accounts receivable and prepayments	2	4	20	33
Accrued income	1	2	1	-
Other	27	9	39	15
	30	**15**	**60**	**48**
Of which due from Group Companies			20	32

29. Deposits from banks

	Group		Company	
	2006 €m	2005 €m	2006 €m	2005 €m
Term deposits	13,782	16,664	10,859	10,665
Call deposits	1,757	2,027	1,582	1,972
Repurchase agreements	42,477	43,188	39,345	36,073
Other liabilities	5,183	5,144	19,251	12,136
	63,199	**67,023**	**71,037**	**60,846**
Of which due to Group Companies			15,501	8,620

30. Other deposits

	Group		Company	
	2006 €m	2005 €m	2006 €m	2005 €m
Money-market securities	31,118	29,779	31,118	29,739
	31,118	**29,779**	**31,118**	**29,739**

Money market securities consist primarily of commercial paper issues and certificates of deposits.

31. Due to customers

	Group		Company	
	2006 € m	2005 € m	2006 € m	2005 € m
Term deposits	4,728	3,753	4,421	3,753
Call deposits	689	120	689	120
Repurchase agreements	85	3,213	85	3,213
Other liabilities	2,402	586	2,132	211
	7,904	**7,672**	**7,327**	**7,297**
Of which due to Group Companies			-	-

32. Debt securities in issue

	Group		Company	
	2006 € m	2005 € m	2006 € m	2005 € m
Public sector covered bonds	93,440	91,756	-	-
Other covered bonds	392	515	-	-
Other debt securities in issue	9,025	9,341	6,976	7,238
	102,857	**101,612**	**6,976**	**7,238**

33. Other borrowed funds

	Group		Company	
	2006 € m	2005 € m	2006 € m	2005 € m
Subordinated debt	1,186	1,422	971	1,065
Profit participation certificates	947	956	-	-
	2,133	**2,378**	**971**	**1,065**
Of which due to Group Companies			471	566

The subordinated debt and profit participation certificates are analysed by nominal, maturity and interest rate below:

	Interest rate %	Group 2006 Nominal €m	Group 2005 Nominal €m
Subordinated notes			
DEPFA Bank plc 15/12/15	Euribor + 0.2%	500	500
DEPFA Funding Trust, perpetual note	Euribor + 1.6%	-	220
DEPFA Funding II LP, perpetual note	6.5%	400	400
DEPFA Funding III LP, perpetual note	7% until 2008, thereafter CMS 10 yr + 0.1%	300	300
		1,200	**1,420**
Profit participation certificates			
1986 DEPFA Deutsche Pfandbriefbank AG 31/12/10	7.5%	102	102
1994 DEPFA Deutsche Pfandbriefbank AG 31/12/08	6.5%	256	256
1996 DEPFA Deutsche Pfandbriefbank AG 31/12/11	7.65%	383	383
2000 DEPFA Deutsche Pfandbriefbank AG 31/12/09	7.44-7.56%	45	102
2000 DEPFA Deutsche Pfandbriefbank AG 31/12/14	7.75-7.82%	77	20
		863	**863**
		2,063	**2,283**

The Group has not had any defaults of principal, interest or redemption amounts during the period on its borrowed funds (2005: nil).

34. Other liabilities

	Group		Company	
	2006 € m	2005 € m	2006 € m	2005 € m
Creditors	64	47	38	22
Accruals	15	17	3	1
Other	21	33	10	29
	100	**97**	**51**	**52**
Of which due to Group Companies			3	9

35. Deferred income tax

Deferred income taxes are calculated on all temporary differences under the liability method using the effective tax rate in the relevant jurisdiction.

Deferred tax balances consist of the following:

	Group		Company	
	2006 € m	2005 € m	2006 € m	2005 € m
Deferred tax assets	39	52	21	11
Deferred tax liabilities	-141	-110	-19	-4
Net deferred tax balance	**-102**	**-58**	**2**	**7**

The movement on the deferred income tax account is as follows:

	Group		Company	
	2006 € m	2005 € m	2006 € m	2005 € m
At 1 January	**-58**	**9**	**7**	**-1**
Income statement charge	-62	-67	-7	3
Fair value measurement on AFS securities	18	-1	2	5
Fair value measurement on cash-flow hedges	-	1	-	-
At 31 December	**-102**	**-58**	**2**	**7**

Deferred income tax assets and liabilities are attributable to the following items:

	Group		Company	
	2006 €m	2005 €m	2006 €m	2005 €m
Fair value hedges	-3	-8	-	-
Derivatives valuation	-95	-55	-3	-
Unrealised gains/losses on AFS securities	-20	-38	4	2
Pensions	6	6	-	-
Cash-flow hedges	-1	-1	-	-
Tax losses carried forward	1	4	-	3
Future tax receivable	-	20	-	-
Other temporary differences	10	14	1	2
	-102	**-58**	**2**	**7**

The deferred tax charge in the income statement comprises the following temporary differences:

	Group	
	2006 €m	2005 €m
Fair value hedges	8	-10
Derivatives	-43	-55
Cash-flow hedges	-	-
Pensions	-1	1
Tax loss carry forwards	-3	2
Other temporary differences	-23	-5
	-62	**-67**

Deferred income tax assets are recognised for tax loss carry-forwards only to the extent that realisation of the related tax benefit is probable.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes related to the same fiscal authority.

Deferred income tax liabilities have not been established for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries, as such amounts are permanently reinvested; unremitted earnings totalled € 576 million at 31 December 2006 (2005: € 539 million).

36. Retirement benefit obligations

Amounts recognised in the balance sheet:

	Group		Company	
	2006 €m	2005 €m	2006 €m	2005 €m
Pension schemes – defined benefit	64	63	3	5
	64	**63**	**3**	**5**

The Group operates a number of defined benefit schemes which are unfunded. The schemes are valued by independent actuaries every year using the projected unit credit method. The latest actuarial valuation was carried out as at 31 December 2006. The pension payments are based on a percentage of pensionable salary and years service.

The amounts recognised in the balance sheet are determined as follows:

	Group		Company	
	2006 €m	2005 €m	2006 €m	2005 €m
Present value of unfunded obligations	64	63	3	5
Liability in the balance sheet	**64**	**63**	**3**	**5**

The amounts recognised in the income statement are as follows:

	Group	
	2006 €m	2005 €m
Current service cost	-1	-
Interest cost	-2	-3
Net actuarial losses recognised in year	-3	-6
Total, included in staff costs (Note 12)	**-6**	**-9**

Movement in the liability recognised in the balance sheet:

	Group		Company	
	2006 € m	**2005 € m**	**2006 € m**	**2005 € m**
At 1 January	**63**	**58**	**5**	**3**
Total expense	6	9	1	2
Transfer to Group company	-	-	-3	-
Contributions paid	-5	-4	-	-
At 31 December	**64**	**63**	**3**	**5**

The principal actuarial assumptions used were as follows:

	Group		Company	
	2006 € m	**2005 € m**	**2006 € m**	**2005 € m**
Discount rate	4.25%	3.75%	4.50%	4.25%
Future salary increases	2.00%	2.00%	2.00%	2.00%
Inflation rate	1.75%	1.75%	1.75%	1.75%

An actuarial valuation of the scheme is undertaken annually. Mortality rates are calculated based on the Heubeck tables of 2005.

37. Contingent liabilities and commitments

(a) Contingent liabilities

	Group		Company	
	2006 € m	**2005 € m**	**2006 € m**	**2005 € m**
Contingent liabilities & indemnity agreements	23	29	-	-

(b) Loan commitments

	Group		Company	
	2006 €m	2005 €m	2006 €m	2005 €m
Irrevocable undrawn loan commitments	8,833	9,083	7,562	7,534
Revocable undrawn loan commitments	15,508	12,390	15,508	12,390
Total loan commitments	**24,341**	**21,473**	**23,070**	**19,924**

(c) Assets pledged

Pledged assets for which the counterparty has the right to sell or re-pledge the assets are disclosed in note 38.

In addition, at the balance sheet date, restricted assets consisting of investment securities and loans in the amount of € 98 billion (2005: € 94 billion) were entered on a trustee register as collateral for covered bonds.

The Group has accepted collateral that it is permitted to sell or repledge in connection with reverse repurchase transactions and as collateral for swap agreements. The fair value of the collateral accepted is € 1,408 million (2005: € 4,846 million).

(d) Operating lease commitments

Where a Group company is the lessee, the future minimum lease payments under non-cancellable building operating leases are as follows:

	Group		Company	
	2006 € m	2005 € m	2006 € m	2005 € m
No later than 1 year	10	8	8	5
Later than 1 year and no later than 5 years	29	22	24	21
Later than 5 years	56	43	56	43
	95	**73**	**88**	**69**

38. Pledged assets

Group

	2006 € m		2005 € m	
	Asset	**Related Liability**	**Asset**	**Related Liability**
Loans and advances to banks	5,349	4,979	3,313	3,256
Loans and advances to customers	10,000	9,778	10,132	9,596
Investment securities	30,649	28,573	34,668	31,157
Total	**45,998**	**43,330**	**48,113**	**44,009**

Company

	2006 € m		2005 € m	
	Asset	**Related Liability**	**Asset**	**Related Liability**
Loans and advances to banks	4,427	4,111	2,512	2,463
Loans and advances to customers	9,537	9,343	10,251	9,764
Investment securities	28,960	26,868	28,224	25,323
Total	**42,924**	**40,322**	**40,987**	**37,550**

Pledged assets consist of assets pledged under repurchase agreements and as collateral for swap agreements.

39. Own shares and Incentive Compensation Programme

In 2002, the Group established an Incentive Compensation Programme (the "Scheme") under which the Compensation Committee is entitled to pay an annual cash bonus and to make awards of restricted shares to employees and directors of the Group.

In conjunction with the formation of the Scheme, the Group established a Trust that is used to purchase shares of DEPFA BANK plc with funds provided by the Group. Shares purchased will be held for the benefit of employees until the satisfaction of the associated vesting requirements. On 31 December 2006 the Trust held 8,736,288 shares (2005: 11,485,170 shares) on behalf of the Group employees and directors for stock awards representing 2.5% (2005: 3.3%) of the issued share capital. These shares had a fair value of € 118 million at 31 December 2006 (2005: € 143 million).

The Scheme authorises the granting of restricted shares to be held by the Trust, until vesting conditions specified by the Group are satisfied. The restricted shares carry no voting rights, but are entitled to receive dividends as and when declared. Restricted shares are awarded for no consideration, and are subject only to continued employment over the three-year vesting period. Dividends declared during the vesting period will be used to purchase additional shares in DEPFA BANK plc, which will vest three years from the date of the award.

Details of the share awards under the compensation scheme are as follows:

Award date	No of shares awarded	Weighted average grant date fair value € m
Feb 2003	4,521,000	18
Jan 2004	3,280,100	38
Feb 2005	2,373,850	29
Feb 2006	1,979,300	26
Feb 2007	2,744,388	38
Total	**14,898,638**	**149**

Year ended	Compensation cost recognised € m
2003	10
2004	27
2005	32
2006	31
Total	**100**

The movement on own shares held in the Trust during the year is as follows:

	No of Shares	Cost of Shares € m
Own shares held 1 January 2006	**11,485,170**	**103**
Purchased in year	675,726	9
Vested in year	-3,424,608	-18
Own shares held 31 December 2006	**8,736,288**	**94**

The fair value of employee services received is measured by reference to the fair value of the shares awarded at the award date.

40. Share capital and share premium

	Group and Company			
	Number of shares	Ordinary Shares € m	Share Premium (€ m)	Total € m
At 31 December 2005	353,019,720	106	1,142	1,248
At 31 December 2006	**353,019,720**	**106**	**1,142**	**1,248**

The total authorised number of ordinary shares at year end was 433,333,340 (2005: 433,333,340) with a par value of € 0.30 per share (2005: €0.30 per share). All issued shares are fully paid.

The total authorised number of non-cumulative redeemable preference shares at year end was 10,000,000 (2005: 10,000,000) with a par value of € 0.01 per share (2005: € 0.01 per share). No non-cumulative redeemable preference shares have been issued to date.

41. Capital reserve

	Company	
	2006 € m	2005 € m
At January 1	**903**	**903**
At December 31	903	903

The capital reserve is non-distributable.

42. Retained earnings

	Group		Company	
	2006 € m	2005 € m	2006 € m	2005 € m
At January 1	**940**	**538**	**97**	**26**
Net profit for year	526	475	400	144
Dividends	-86	-58	-86	-58
Purchase of shares for compensation scheme	-9	-47	-9	-47
Share compensation scheme	31	32	31	32
At December 31	**1,402**	**940**	**433**	**97**

The Company has availed of the exemption in Regulation 5 of the European Communities (Credit Institution: accounts) Regulations 1992. Accordingly, the income statement of the Company is not shown.

43. Other reserves

	Group		Company	
	2006 €m	2005 €m	2006 €m	2005 €m
Unrealised gains/losses from cashflow hedges	2	2	-	-
Unrealised gains/losses from available for sale investment securities	125	114	58	26
Total other reserves at 31 December	**127**	**116**	**58**	**26**

	Group		Company	
	2006 €m	2005 €m	2006 €m	2005 €m
Unrealised gains/losses from cashflow hedges				
At January 1	**2**	**3**	**-**	**-**
Net gain/(loss) from changes in fair value, net of tax	-206	202	-162	153
Net (gain)/loss transferred to net profit, net of tax	206	-203	162	-153
At December 31	**2**	**2**	**-**	**-**

	Group		Company	
	2006 €m	2005 €m	2006 €m	2005 €m
Unrealised gains/losses from available for sale investment securities				
At January 1	**114**	**86**	**26**	**19**
Net gain/(loss) from changes in fair value, net of tax	173	167	122	121
Net (gains)/loss transferred to net profit, net of tax	-162	-139	-90	-114
At December 31	**125**	**114**	**58**	**26**

44. Dividends per share

Final dividends are not accounted for until they have been ratified at the Annual General Meeting.

At the Annual General Meeting on 20 April 2007, a dividend in respect of 2006 of € 0.40 per share (2005: actual dividend € 0.25 per share) will be proposed. The financial statements for the year ended 31 December 2006 do not reflect this resolution, which will be accounted for in shareholders' equity as an appropriation of retained profits in the year ending 31 December 2007.

45. Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprises the following balances with less than three months' maturity from the date of acquisition.

	Group		Company	
	2006 € m	2005 € m	2006 € m	2005 € m
Cash and balances with central banks	808	755	804	755
Treasury bills and other eligible bills	-	1	-	-
Loans and advances to banks	4,140	11,293	3,100	6,088
	4,948	**12,049**	**3,904**	**6,843**

46. Related-party transactions

The shares of DEPFA BANK plc are traded on the Frankfurt Stock Exchange.

(A) Group

Transactions with companies in which a participating interest is held amount to:

Group	2006 € m	2005 € m
Investment securities – available for sale	20	20

The above investment is in funds managed by Arsago ACM GmbH, in which the Group has a 5 % shareholding.

Key management compensation	**2006**	**2005**
	€	**€**
Short-term benefits	10,118,424	13,018,603
Post employment benefits	2,001,923	1,362,078
Share awards	16,125,972	19,678,354
	28,246,319	**34,059,035**

Included above is Directors' compensation as follows:

Directors' compensation	**2006**	**2005**
	€	**€**
Directors' fees	964,934	763,089
Other remuneration	15,947,766	26,110,617
	16,912,700	**26,873,706**

Key management include the Board of Directors and Executive Committee members.

Loans to directors of DEPFA BANK plc
There were no loans to members of the Board at 31 December 2006 (2005: € nil)

DEPFA BANK plc, as the parent company of the Group, has issued letters of comfort to certain of its subsidiaries. These letters of comfort set out that the parent will ensure that DEPFA ACS BANK, Dublin, DEPFA Deutsche Pfandbriefbank AG, Frankfurt, DEPFA Bank Europe plc, Dublin, DEPFA Investment Bank Ltd, Nicosia, DEPFA Funding II LP, London and DEPFA Funding III LP, London are able to fulfil their contractual obligations.

(B) Company

Balances due to and from Group companies are disclosed in the notes to the balance sheet. Transactions with Group companies consisted of:

	Company	
	2006	2005
	€ m	€ m
Interest income	795	554
Interest expense	-312	-339
Net trading result	-11	8
Gains less losses from financial assets	1	-5
Other operating income	22	23
Other operating expenditure	-6	-5

These amounts arise on intercompany borrowings and derivatives, lending and transfers of assets between DEPFA BANK plc and other Group entities as well as recharges for certain services provided.

47. Events after the balance sheet date

On 6 March 2007, the Group signed an agreement under which the Group will acquire the US municipal capital markets business of First Albany Capital Inc. The Group intends to operate this business through a licensed US broker-dealer, subject to US Regulatory approval. The closing of the transaction is subject to the Group obtaining a US broker-dealer license, regulatory approvals and other customary conditions. The transaction is expected to close in the third quater of 2007 pending such approvals.

There have been no other significant events after the balance sheet date which require disclosure.

48. Approval of financial statements

The Financial Statements were approved by the Directors on 22 March 2007.

DEPFA BANK plc

1 Commons Street Dublin 1, Ireland	Phone: Fax:	+353 1 792 2222 +353 1 792 2211
Amsterdam Representative Office World Trade Centre Amsterdam, Zuidplein 58 - Tower H, 6th Floor 1077 XV Amsterdam, The Netherlands	Phone: Fax:	+31 20 794 0340 +31 20 794 0349
Chicago Representative Office 30 North LaSalle Street, Suite 1510 Chicago, IL 60602, USA	Phone: Fax:	+1 312 332 9100 +1 312 332 9192
Copenhagen Representative Office Frederiksgade 7 1265 Copenhagen K, Denmark	Phone: Fax:	+45 33 93 7571 +45 33 93 7579
Frankfurt Representative Office Neue Mainzer Straße 75 60311 Frankfurt, Germany	Phone: Fax:	+49 69 92882 0 +49 69 92882 100
Ludwig-Erhard-Straße 14 65760 Eschborn, Germany	Phone: Fax:	+49 6196 9990 0 +49 6196 9990 1331
London Branch 105 Wigmore Street London W1U 1QY, United Kingdom	Phone: Fax:	+44 20 7290 8400 +44 20 7495 0580
Madrid Representative Office Monte Esquinza, 30, 4th Floor 28010 Madrid, Spain	Phone: Fax:	+34 91 7004 640 +34 91 3100 791
Milan Representative Office Largo Augusto, 7 20122 Milan, Italy	Phone: Fax:	+39 2 7787111 +39 2 778711216
Mumbai Representative Office 204 Ceejay House, Dr. Anne Besant Road - Worli Mumbai 400018, India	Temporary contact: Mobile:	 + 00919867854025
New York Branch 623 Fifth Avenue, 22nd Floor New York, NY 10022, USA	Phone: Fax:	+1 212 796 9200 +1 212 796 9217
Paris Branch 1, Rue Saint-Georges 75009 Paris, France	Phone: Fax:	+33 1 44 94 8270 +33 1 42 66 4698
Rome Branch Via di Torre Argentina, 21 (Palazzo Origo) 00186 Rome, Italy	Phone: Fax:	+39 06 6840 2801 +39 06 6840 2831
San Francisco Representative Office One Market, Steuart Tower, Suite 1125 San Francisco, CA 94105, USA	Phone: Fax:	+1 415 541 7991 +1 415 541 9036

São Paulo Representative Office

Av. Brigadeiro Faria Lima, 201, 13th Floor - Suite 131	Phone:	+55 11 3554 7569
05426-100 - São Paulo, SP - Brazil	Fax:	+55 11 3816 1631

Tokyo Branch

Atago Green Hills MORI, Tower, 41F, 2-5-1 Atago, Minato-ku	Phone:	+81 3 5402 9000
Tokyo 105-6241, Japan	Fax:	+81 3 5402 9010

Warsaw Representative Office

Centrum Gieldowe, ul. Książęca 4	Phone:	+48 22 537 7600
00-498 Warsaw, Poland	Fax:	+48 22 537 7601

DEPFA Deutsche Pfandbriefbank AG

Ludwig-Erhard-Straße 14	Phone:	+49 6196 9990 0
65760 Eschborn, Germany	Fax:	+49 6196 9990 1331

Frankfurt Branch

Neue Mainzer Straße 75	Phone:	+49 69 92882 0
60311 Frankfurt, Germany	Fax:	+49 69 92882 100

Rome Branch

Via di Torre Argentina, 21, (Palazzo Origo)	Phone:	+39 06 6840 2801
00186 Rome, Italy	Fax:	+39 06 6840 2831

DEPFA Investment Bank Ltd

10 Diomidous Street, 3rd Floor	Phone:	+357 22 396 300
2024 Nicosia, Cyprus	Fax:	+357 22 396 399

Hong Kong Representative Office

1106-7 ICBC Tower, Citibank Plaza, 3 Garden Road	Phone:	+852 2509 9100
Central, Hong Kong	Fax:	+852 2509 9099

DEPFA ACS BANK

1 Commons Street	Phone:	+353 1 792 2222
Dublin 1, Ireland	Fax:	+353 1 792 2211

DEPFA Finance N.V.

Herengracht 450	Phone:	+31 20 555 4466
1017 CA Amsterdam, The Netherlands	Fax:	+31 20 555 4308

DEPFA BANK plc
1, Commons Street
Dublin 1, Ireland

Phone: +353 1 792 2222
Fax: +353 1 792 2211
www.depfa.com

Financial Calendar 2007

12 February	Publication of preliminary Annual 2006 Results
20 April	Annual General Meeting, Dublin
02 May	Publication of 1st Quarter Results
10 and 11 May	Capital Markets Day, Dublin
16 May	Capital Markets Day, New York
31 July	Publication of 2nd Quarter Results
29 October	Publication of 3rd Quarter Results

END

DEPFA BANK